CYBERSECURITY
PARTNER OF CHOICE


paloalto
NETWORKS
Here's to another 20+ years
of disruption and innovation.
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QUESTION TODAY REWRITE TOMORROW

2025 Annual Report & Proxy Statement

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


PRISMA® AIRS
BY PALO ALTO NETWORKS
Today's leaders are changing the game with AI, and reinventing their industries. But as AI reshapes the world at lightning speed, it also introduces risks that can dim those very plans. Prisma AIRS, the world's most comprehensive AI security platform, enables you to launch your innovations without fear. So your ideas can energize the world.
BE A GENIUS.
DEPLOY BRAVELY.

Letter from our Chair



"As AI transforms every industry, we are transforming cybersecurity — uniting Network Security, SASE, Cloud Security, Security Operations, and soon Identity Security into an integrated platform."

Dear Fellow Shareholders:

I am personally more excited than ever about what lies ahead. Fiscal 2025 was a pivotal year, distinguished by unwavering disciplined execution and accelerated strategic advancements across all our initiatives. The robust results we achieved are a direct and compelling reflection of a long-term strategy meticulously crafted over several years — a strategy centered on actively anticipating where the cybersecurity market is headed and proactively developing innovative solutions before the demand fully materializes. As I have consistently expressed in communications and this letter over the past several years, I am immensely proud of the collaborative work Palo Alto Networks has undertaken with our esteemed customers and valued partners. Together, we are tirelessly striving to achieve our shared vision: to create a world where each day is safer and more secure than the one before.

FISCAL 2025 ACHIEVEMENTS

Fiscal 2025 stands out as another period of robust financial achievement for Palo Alto Networks, underscoring the effectiveness of our strategic approach. Our total revenue reached an impressive $9.22 billion, marking a 15% increase compared to the previous year. This growth was further amplified by our Next-Generation Security Annual Recurring Revenue (NGS ARR), which grew to $5.58 billion, a 32% year-over-year increase, and our remaining performance obligations (RPO), which grew to $15.8 billion, a 24% increase from the prior year. This financial performance underscores the resonance of our platformization strategy with our customers, translating into sustained and increasing demand for our comprehensive cybersecurity solutions.

At the core of this exceptional performance is our unwavering commitment to innovation across all our security platforms. In Network Security, we observed particularly strong growth, fueled by an increasing adoption of our software firewall offerings and Secure Access Service Edge (SASE) solutions. This contributed to Network Security NGS ARR reaching $3.9 billion, a 35% year-over-year increase, while product revenue in this segment grew by 19% in fiscal 2025 driven by a higher software mix. Beyond Network Security, we witnessed broad-based momentum across our Security Operations platform. Here, NGS ARR reached $1.7 billion, an approximate 25% year-over-year increase, encompassing both our Cortex® and Prisma® Cloud offerings. A key highlight in this area was the robust expansion of our Cortex XSIAM® customer base, which experienced an over twofold increase year-over-year, showcasing the strong adoption of our advanced security operations capabilities.

None of these accomplishments are possible without the dedication and engagement of our over 16,000 employees, located all around the world. Our dedicated employees are the driving force behind our industry leadership, consistently developing cutting-edge products and services. Their unwavering commitment to innovation enables us to effectively protect our customers' assets from the escalating frequency and sophistication of artificial intelligence-powered cyberattacks.

CREATING THE END-TO-END SECURITY COMPANY FOR THE AI ERA

The cybersecurity landscape is undergoing a monumental shift, propelled by the emergence of generative and agentic artificial intelligence (AI). This new technological paradigm, where AI can autonomously generate, reason, and act, fundamentally reweaves the fabric of technology and consequently introduces a new, vast, and complex attack surface. In response to this transformative era, our focus in fiscal 2025 was on evolving our product offerings to safeguard both our customers' adoption of AI tools and the valuable AI assets they generate. This commitment culminated in the launch of Prisma AIRS™, the most comprehensive AI security platform available today. Prisma AIRS is a unified solution designed to enable organizations to confidently embrace AI by delivering end-to-end security across all AI applications, agents, models, and data sets. It helps address critical security gaps and secure AI deployments, fostering both confidence and compliance.

Fiscal 2025 also marked a pivotal moment with the rise of AI agents, which has given birth to new AI security categories and is redefining the delivery of Identity Security. Having extensively observed and analyzed the Identity Security landscape for many years, we are convinced that the time is opportune to reshape this category and assume a leadership role. This conviction led to our announcement on July 30, 2025, of our intent to acquire CyberArk, the global leader in Identity Security. CyberArk possesses the foundational leadership in both Privileged Access Management (PAM) and Machine Identity crucial for managing security permissions for AI agents. Following the closing of the proposed transaction, we expect that the combination of Palo Alto Networks and CyberArk will establish the preeminent platform for end-to-end AI security—from managing access for agentic identities to enforcing security policies for AI applications and agents in runtime.

We foresee Identity Security evolving into the next major pillar of our multi-platform strategy, augmenting our leadership in Network Security, Secure Access Service Edge (SASE), Cloud Security, and Security Operations. Our objective is to seamlessly integrate these best-of-breed platforms, enabling customers to respond more rapidly to escalating AI threats. We believe this strategic move will accelerate our mission to double the value of our combined businesses over the next five years.

In essence, we believe the integrated company will serve as the definitive cyber guardian for our customers, empowering them to concentrate on their core business objectives and AI adoption. This further propels our overarching mission for our customers: "A world where each day is safer and more secure than the one before."

OUR ANNUAL MEETING

As in the past, this year's Proxy Statement is constructed to maximize clarity and understanding about the company's strategies, successes, and challenges. Several of our key highlights are worth prefacing here.

Shareholder Engagement. We remain guided by, and appreciative of, the perspectives of our shareholders as expressed through their engagement with us. We again engaged in meaningful and robust shareholder outreach, holding discussions with shareholders representing approximately 53% of our outstanding shares as of June 30, 2025. These discussions covered a wide variety of topics, including executive compensation, business strategy, risk management oversight, sustainability, mergers and acquisitions, and corporate governance. We understand the importance of having a true dialogue with our investors, and we are committed to meaningful outreach and engagement with our shareholders again in the coming year.

Executive Compensation. We remain committed to an executive compensation program that is truly pay-for-performance. For fiscal 2025, 100% of our named executive officers' equity compensation awards were performance-based, with different performance targets than the cash incentive plan awards. In addition, approximately 98% of my total compensation and an average of approximately 94% of the total compensation across our other current executive officers was performance-based and at risk. Recognizing the feedback received through the results of both our 2023 and 2024 "Say-on-Pay" vote results and our discussions with you, our Compensation and People Committee made a number of meaningful changes to our fiscal 2025 executive compensation programs, and those for fiscal 2026, particularly to the equity compensation program. In the pages that follow, our Lead Independent Director, John M. Donovan, and our Compensation and People Committee describe these changes to you in detail.

Network Security

STRATA | PRISMA SASE
PRISMA ACCESS BROWSER |
PRISMA AIRS

Complete zero trust security solutions

Security Operations | Cloud Security

CORTEX

Next-generation AI-powered security operations and comprehensive cloud security

Identity Security

CYBERARK*

Entering Identity Security to create the end-to-end security platform for the AI-Era

*Subject to the closing of the proposed acquisition

For important information regarding our use of forward-looking statements, please see page 10 of this Proxy Statement.

Our Commitment to Responsible Business Practices. We protect people's digital lives and secure the systems that society depends upon. Through our corporate responsibility efforts we maintain trust with our stakeholders and help sustain long-term business success. Elsewhere in this Proxy Statement, we discuss our efforts throughout fiscal 2025 to advance environmental sustainability, to invest in our people, and to operate with integrity in all we do. Your Board and executive leadership team take seriously their duty to oversee these corporate responsibility strategies.

You are cordially invited to attend the 2025 Annual Meeting of Shareholders of Palo Alto Networks, Inc. to be held on Tuesday, December 9, 2025 at 11:00 A.M., Pacific Time.

This year's annual meeting will be a virtual meeting conducted via a live webcast. You will be able to listen to the annual meeting, submit your questions, and vote during the live webcast of the meeting by visiting www.virtualshareholdermeeting.com/PANW2025 and entering the 16-digit control number included on the accompanying proxy card or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for further instructions.

On behalf of our Board, we thank you for your investment in Palo Alto Networks and for your continued trust. We look forward to the annual meeting on December 9, 2025.

Thank you,



Nikesh Arora
Chair and Chief Executive Officer

Letter from our Lead Independent Director



"On behalf of our entire Board, we thank you for your continued support. The Board remains committed to lead the Company for our shareholders' benefit. We value the input of our investors and have taken meaningful actions in response to shareholder feedback."

Dear Fellow Shareholders:

As Lead Independent Director of the Palo Alto Networks Board of Directors, my foremost responsibility is ensuring that the Board provides independent and effective oversight of the Company's efforts to deliver meaningful and sustainable value to our shareholders. We highly value the perspectives of our investors and your input has directly informed Board deliberations on strategy, governance, and executive compensation.

FISCAL 2025 IS AN INFLECTION POINT FOR PALO ALTO NETWORKS

Seven years ago, we entrusted Nikesh Arora with the role of Chief Executive Officer, tasking him with transforming Palo Alto Networks from a leader in next-generation firewalls into the world's preeminent cybersecurity company. Our fiscal 2025 results are a testament to our transformation. It was a period of strong financial performance, yielding record totals: total revenue reached $9.22 billion, NGS ARR grew to $5.58 billion, and our RPO climbed to $15.8 billion. These achievements are underscored by our commitment to developing and integrating best-of-breed products across various categories into cohesive platforms.

Under Nikesh's leadership, our strategy has consistently involved identifying and capitalizing on market inflection points. For example, recognizing the shift towards hybrid work environments, we proactively entered the SASE category. Our early investment in endpoint security allowed us to pioneer the inflection point toward XDR, and we've continued to revolutionize Security Operations with XSIAM. Our foresight in developing a secure browser also placed us ahead of market trends as others race to build browsers in the AI era.

With the recently announced agreement to acquire CyberArk, we are once again seeking to seize a crucial inflection point, this time within the Identity Security space. The emergence of AI agents signals another significant shift, creating new AI security categories and fundamentally reshaping how Identity Security is delivered. We believe that integrating CyberArk's category-leading technology following the close of the proposed transaction will strategically position the combined company to address evolving identity security needs, especially as the widespread deployment of AI agents elevates the importance of privileged controls. The Board looks forward to welcoming the CyberArk team into the Palo Alto Networks family after closing.

LEADERSHIP TRANSITIONS

After more than two decades, our visionary founder, Nir Zuk, a true giant in the industry, has announced his retirement. Nir's name is synonymous with Palo Alto Networks, and his monumental impact cannot be overstated. He did not merely establish a company; he ignited a revolution with the next-generation firewall, irrevocably transforming the cybersecurity landscape. The fierce competitive spirit that defines our culture is a direct testament to his legacy. His influence extends beyond our groundbreaking products; it is deeply rooted in our talented people. On behalf of the Board, I want to extend our deepest gratitude to Nir.

Nir's retirement marks a seamless and natural transition as we pass the torch to Lee Klarich, who now serves as our Chief Product and Technology Officer and a member of our Board. For nearly as many years as Nir, Lee has been the chief architect of our product strategy, masterfully turning our vision into the industry-leading platforms we have today. His appointment as Chief Product and Technology Officer and to our Board of Directors reflects the profound trust we have in his leadership to ensure our deep commitment to innovation not only continues but accelerates into the future. The Board looks forward to his many contributions in the years to come.

We also announce that Mr. Hamers will not stand for reelection at our upcoming 2025 Annual Meeting of Shareholders. Mr. Hamers has made significant contributions to our Board since joining it in early 2025, but due to new responsibilities he is undertaking in his own portfolio, we have agreed to a different role for him to ensure that the Company can continue to benefit from his distinctive skills and experience. Following the Annual Meeting, Mr. Hamers will become a special advisor to the CEO of our EMEA (Europe, Middle East, and Africa) region, Helmut Reisinger. Given Mr. Hamers' track record of exemplary leadership across EMEA, including within prominent financial institutions, the Board is confident that, in this newly-created role, he will provide unique and valuable insights into the complexities and opportunities in the region.

SHAREHOLDER ENGAGEMENT AND EXECUTIVE COMPENSATION

At our 2024 annual meeting of shareholders, a majority of the votes cast were in favor of our fiscal 2024 executive compensation program, which is an encouraging increase from 38% of the votes cast in favor of our fiscal 2023 executive compensation program. However, we acknowledge that this result shows us that we are still not where you would like us to be and we had work to do.

Accordingly, once again, I personally led our shareholder outreach efforts to ensure that I, on behalf of the Board, heard from you directly. Collectively, the Chair of our Compensation and People Committee and I personally met with shareholders representing 35% of our outstanding shares, and I offered meetings to 45%.

14

Meetings with investors


35%

Representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares (each as of June 30, 2025).

From your feedback, we distilled a number of important changes to our executive compensation programs. During the course of my engagement with you during fiscal 2025, I was heartened by the overwhelming support we received for making these changes, many of which we previewed in our 2024 Proxy Statement. And we didn't stop there. For fiscal 2026, we introduced meaningful changes to incorporate your feedback, consistent with our commitment to our shareholders to continually evolve our executive compensation best practices and benefit from their important insights. The changes include:

- Reducing the maximum payout of our executive performance-based restricted stock units ("PSUs") by 33.3%, from 600% to 400% of the target number of PSUs, for fiscal 2025, fiscal 2024, and fiscal 2023 PSUs, and maintaining the 400% maximum payout for fiscal 2026 PSUs.
- Updating the financial measures used in our PSUs, including for all remaining performance periods in our fiscal 2023 and fiscal 2024 PSUs, to NGS ARR and annual non-GAAP earnings per diluted share, further aligning executive compensation to the success of our platformization strategy and focus on profitability.
- Defining clear threshold performance levels for each performance metric in our fiscal 2025 cash incentive plan such that if either metric's performance is more than 10% below its respective target, then there is no funding or payout.
- Increasing the relative total shareholder return ("TSR") modifier performance target needed to achieve a 1.0x modifier in our fiscal 2026 PSUs to be attaining a 55th percentile rank from the 50th percentile rank.
- Requiring exceeding the target for NGS ARR by at least $400 million for the particular fiscal year—an increase of 33.3%—in order to attain the maximum achievement of 300% for the NGS ARR performance measure in our fiscal 2026 PSUs, while the threshold for no payout has similarly been lowered to missing the target by at least $400 million.

We encourage you to read the letter from our Compensation and People Committee, as well as our entire Compensation Discussion and Analysis. We believe that you will conclude that your Board has taken to heart the feedback we have received from our shareholders and designed an executive compensation program deserving of your support.

On behalf of our Board, I thank you for your investment in Palo Alto Networks and your continued trust. I look forward to the Annual Meeting on December 9, 2025.

Thank you,

John M. Donovan
Lead Independent Director

Notice of 2025 Annual Meeting of Shareholders

Date and Time
Tuesday,
December 9, 2025
11:00 AM Pacific Time

Virtual Meeting Site
www.virtualshareholdermeeting.com/PANW2025

Who Can Vote
Shareholders of record as of October 15, 2025 are entitled to vote

Voting Items

Items of Business		Board Vote Recommendation	For Further Details
1.	To elect three Class II directors named in the accompanying Proxy Statement to serve until our 2028 annual meeting of shareholders and until their successors are duly elected and qualified.	**"FOR"** each director nominee	Page **51**
2.	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026.	**"FOR"**	Page **69**
3.	To approve, on an advisory basis, the compensation of our named executive officers.	**"FOR"**	Page **72**
4.	To approve an amendment to the Palo Alto Networks, Inc. 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance.	**"FOR"**	Page **128**
5.	To consider and vote upon a shareholder proposal, if properly presented at the Annual Meeting, regarding a policy addressing the impact of share repurchases on financial performance metrics.	**"AGAINST"**	Page **140**
6.	To consider and vote upon a shareholder proposal, if properly presented at the Annual Meeting, regarding electing each of our directors annually.	**"AGAINST"**	Page **143**

Shareholders will also act on such other business that may properly come before the 2025 Annual Meeting of Shareholders (the "Annual Meeting") or any adjournments or postponements thereof.

YOUR VOTE IS IMPORTANT. Please act as soon as possible to vote your shares, even if you plan to attend the Annual Meeting. For instructions to vote your shares and more information, see "About the Annual Meeting" on page 149.

We appreciate your continued support of Palo Alto Networks and look forward to receiving your proxy.

By Order of the Board of Directors,

Bruce Byrd
Executive Vice President, General Counsel and Corporate Secretary
November 7, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON DECEMBER 9, 2025: THE NOTICE OF 2025 ANNUAL SHAREHOLDERS' MEETING, PROXY STATEMENT, AND 2025 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT WWW.PROXYVOTE.COM.

HOW TO VOTE

Online

Visit www.proxyvote.com prior to the Annual Meeting, 24 hours a day, seven days a week.

By Phone

Call the phone number located on the accompanying proxy card or voting instruction form.

By Mail

Complete, sign, date and return the accompanying proxy card or voting instruction form in the envelope provided.

QR CODE

Scan the QR code on your voting materials to vote with your mobile device

Table of Contents

Highlights

Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical or current facts, including statements regarding our future prospects, expectations regarding the proposed acquisition of CyberArk Software Ltd., corporate responsibility matters and plans, governance matters and plans, and executive compensation programs and plans, made in this document are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends”, “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ materially from those expected or implied in any forward-looking statement include, but are not limited to those discussed in the section titled “Risk Factors” in our 2025 Annual Report on Form 10-K, our Registration Statement on Form S-4 (File No. 333-290235), and other filings we may file with the SEC from time to time. Unless otherwise provided herein, all statements in this Proxy Statement are as of the date of the filing of this Proxy Statement, and we do not assume any obligation to update forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

In this Proxy Statement, the terms “the Company,” “we,” and “our” refer to Palo Alto Networks, Inc. and the term “Board” refers to the Board of Directors of Palo Alto Networks, Inc.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the Letters from our Chair, our Lead Independent Director and our Compensation and People Committee, and the sections of this Proxy Statement titled “Report of the Audit Committee” and “Report of the Compensation and People Committee” shall not be deemed to be so incorporated, unless specifically stated otherwise in such filing.

Note on per share figures

After the close of trading on December 12, 2024, we effected a two-for-one stock split. Accordingly, all share and per-share amounts presented in this Proxy Statement have been retroactively adjusted to reflect the stock split.

About Us

Our Company

Palo Alto Networks® is a global cybersecurity provider with a vision of a world where each day is safer and more secure than the one before. We were incorporated in Delaware in 2005 and are headquartered in Santa Clara, California. Our principal executive offices are located at 3000 Tannery Way, Santa Clara, CA 95054.

Our mission is to be the cybersecurity partner of choice for enterprises, organizations, service providers, and government entities to protect our digital way of life. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by artificial intelligence and automation. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers' needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture for more secure, faster and cost-effective outcomes. We focus on delivering value across four sectors of the cybersecurity industry: Network Security, Cloud Security, Security Operations, and Threat Intelligence and Advisory Services.

Our Corporate Values

Our corporate values, which were co-created by our employees, serve as the foundation of our culture and the guide for our corporate decisions. Foremost among these is integrity, which is the foundation of everything we do and every decision we make. We believe that collaboration enhances our ability to disrupt entrenched beliefs, which we think ultimately leads to innovation. Our ability to execute on our innovations and deliver products and services that address the cybersecurity needs of our customers is critical to our long-term success. Finally, we are intentional about including varied points of view, perspectives, experiences, and ideas in our decision-making process. We believe that our core values make us a better company.



DISRUPTION
• We challenge entrenched beliefs and look to the future
• We take risks, fearlessly
• We fail early, fail fast and move forward
• We solve real problems with new ideas
COLLABORATION
• When we work together, we win together
• We can rely on each other
• We ensure individual and Company goals are aligned
• We seek to empower
• We open ourselves to accountability
Our Mission
Our mission is to be the cybersecurity partner of choice, protecting our digital way of life.
INCLUSION
• We believe different perspectives strengthen our ideas and our business
• We support the communities where we live, work and operate
• We care about our employees
• We enhance innovation in our products and services through a workforce that reflects our global customers
EXECUTION
• We are committed to quality
• Our technology just works as promised, always
• We strive tirelessly for simplicity and usability
INTEGRITY
• We are self-aware
• We take pride in our work because we do it the right way
• We respect our customers, partners, employees, and shareholders
• We are transparent and share with our teams
• We inspire trust and we live up to it

Recognized in "Top 100 Global Most Loved Workplaces" by Newsweek (2025)

Recognized in "America's Best Large Employers" by Forbes (2025)

Recognized in multiple categories including Company Outlook, Leadership, Engineering, and Women by Comparably (2025)

Our Fiscal 2025 Highlights

Our strategic approach and disciplined execution has delivered another year of exceptional financial results for our shareholders. Highlights include:

- Total revenue increased to $9.22 billion, by 15% year over year
- Next-Generation Security annual recurring revenue, or “NGS ARR”, increased to $5.58 billion, by 32% year over year[(1)]
- Remaining performance obligations, or “RPO”, increased to $15.8 billion, by 24% year over year
- Non-GAAP net income per diluted share (“Non-GAAP EPS”) increased to $3.34, by 18% year over year[(2)]
- Driving innovation with several new offerings, including Prisma® Access Browser 2.0, Cortex Cloud™, Prisma AIRS™ and Cortex XSIAM® 3.0
- Capitalizing on industry inflection points with our acquisition of Protect AI, Inc. for AI security, and our proposed acquisition of CyberArk Software Ltd. (“CyberArk”), to enter the Identity Security space following the closing of the proposed transaction

Delivering Robust Financial Performance Underscored by Platformization

Total Revenue
($ in billions)


$6.89
$8.03
$9.22
FY23
FY24
FY25

NGS ARR
($ in billions)


$2.95
$4.22
$5.58
FY23
FY24
FY25

RPO
($ in billions)


$10.6
$12.7
$15.8
FY23
FY24
FY25

Non-GAAP Earnings Per Diluted Share[(2)]
($)


$2.22
$2.84
$3.34
FY23
FY24
FY25

(1) Our NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, legacy attached subscriptions, support offerings and professional services. For more information, please see Appendix A.

(2) See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information.

Delivering Continued Superior Shareholder Returns

Five-Year Total Shareholder Return

Our total shareholder return over the past five years significantly outperformed the S&P 500 (by nearly three times) and our 2025 compensation peer group (by nearly four times). See "*Compensation Discussion and Analysis—Compensation Process—Competitive Positioning*" for the list of our 2025 compensation peer group.


350%
300%
250%
200%
150%
100%
50%
0%
307%
109%
77%
07/31/2020
07/31/2025
Palo Alto Networks, Inc.
S&P 500
Compensation Peer Group

Source: S&P Capital IQ, based on the latest closing price as of the beginning of the period and as of July 31, 2025. The compensation peer group TSR is the weighted-average TSR, based on the respective market capitalization of each peer at the beginning of each fiscal year, over the time period, and includes only publicly-traded companies as of such date.

Our Board at a Glance

Our Board comprises a group of highly qualified leaders in their respective fields who bring unique perspectives. All directors have either held senior leadership positions at large companies or otherwise gained significant and wide-ranging management experience in their respective fields (including strategic, financial, public company financial reporting, compliance, risk management, and leadership development). Many of our directors also have public company experience (serving as chief executive officer, chief operating officer, or chief financial officer, or on boards of directors and board committees), and as a result have a deep understanding of corporate governance practices, including risk and management oversight.


BOARD SNAPSHOT
TENURE
3
>10 years
4
6-10 years
7.2
Average years
4
0-5 years
AGE
3
60+ years
6
51-60 years
58
Average years
2
41-50 years
BOARD INDEPENDENCE
2
Non-Independent
82%
Independent
9
Independent

The Board composition, tenure, age, and independence information is as of August 15, 2025, and is inclusive of Mr. Hamers who is not standing for reelection.

James J. Goetz
INDEPENDENT
Partner, Sequoia Capital
Director Since: 2005
Other Current Public Company Boards: Intel Corporation
AC, CDC, SC

John M. Donovan
LEAD INDEPENDENT DIRECTOR
Former Chief Executive Officer, AT&T Communications, AT&T Inc.
Director Since: 2012
Other Current Public Company Boards: Lockheed Martin Corporation
CDC (Chair), GSC (Co-Chair), SC, CC

Right Honorable Sir John Key
INDEPENDENT
Former Prime Minister of New Zealand
Director Since: 2019
Other Current Public Company Boards: None
CC (Chair), AC, SC

Mary Pat McCarthy
INDEPENDENT
Former Vice Chair, KPMG LLP
Director Since: 2016
Other Current Public Company Boards: Micron Technology, Inc.
AC (Chair), CDC, SC

Lee Klarich
Chief Product and Technology Officer, Palo Alto Networks, Inc.
Director Since: 2025
Other Current Public Company Boards: None
SC (Chair)


NOMINEE DIR
CLASS I
CONTINUING

Helle Thorning-Schmidt
INDEPENDENT
Former Prime Minister of Denmark
Director Since: 2025
Other Current Public Company Boards: None
GSC, SC


CLASS II
RECTORS
CLASS III
DIRECTORS

Ralph Hamers*
NON-CONTINUING DIRECTOR
Former Chief Executive Officer of UBS Group AG
Director Since: 2025
Other Current Public Company Boards: None
AC, SC

Nikesh Arora
Chair and Chief Executive Officer,
Palo Alto Networks
Director Since: 2018
Other Current Public Company Boards:
Compagnie Financière Richemont S.A.
Uber Technologies, Inc.
CDC

Aparna Bawa
INDEPENDENT
Chief Operating Officer, Zoom
Director Since: 2021
Other Current Public Company Boards: None
AC, CC, CDC, SC

Carl Eschenbach
INDEPENDENT
CEO, Workday, Inc.
Director Since: 2013
Other Current Public Company Boards: Workday, Inc.
SC

Lorraine Twohill
INDEPENDENT
Chief Marketing Officer, Google
Director Since: 2019
Other Current Public Company Boards: None
GSC (Co-Chair), SC

AC	Audit Committee
CC	Compensation and People Committee
GSC	Governance and Sustainability Committee
SC	Security Committee
CDC	Corporate Development Committee

* Mr. Hamers is not standing for reelection at the 2025 Annual Meeting of Shareholders

Skills and Experience

Our directors have the breadth and depth of expertise necessary to guide our business strategy and create shareholder value. The Board is independent, with varied backgrounds, experience and perspectives.

Leadership & Governance

Senior Leadership Experience
11/11

Global/International Experience
10/11

Public Company Board Experience and Corporate Governance
11/11

Risk Management

Risk Management Experience
11/11

Financial Knowledge and Expertise

Financial Knowledge and Expertise
9/11

Human Capital Management

Human Capital Management
11/11

Strategic

Industry and IT/ Technical Expertise
6/11

Cybersecurity/Information Security/Security
6/11

Backgrounds and Experiences
11/11

Emerging Technologies and Business Models Experience
9/11

Sales, Marketing and Brand Management Experience
6/11

Our Corporate Governance at a Glance

1

BOARD COMPOSITION

See Page **52**

- Consider candidates and nominees in light of current skill sets and needs of the Board
- Candidates and nominees evaluated for their expertise, experience, leadership and background
- Balance the background and experience of the Board, considering the background of candidates and nominees on broad principles such as the ability to improve the breadth of perspective and expertise
- Appointed two new directors in fiscal 2025, who have brought unique insights to the global reach of our company
- Annual assessment of Board composition against anticipated future needs, including succession planning

2

BOARD LEADERSHIP AND STRUCTURE

See Page **27**

- Board leadership structure reviewed annually
- Clearly defined roles for Board leadership
- Strong Lead Independent Director, who leads executive sessions of the Board
- Strong Board independence, with nine independent directors
- Fully independent Audit Committee, Compensation and People Committee, and Governance and Sustainability Committee, with frequent and robust executive sessions
- Strong partnership between Chair and Lead Independent Director

3

BOARD EFFECTIVENESS

See Page **35**

- Annual Board evaluation process led by the Lead Independent Director and includes assessments and reviews of the Board, committees and individual directors
- Director orientation and continuing director education
- High standards of corporate governance
- Board meeting agendas set by Chair in collaboration with Lead Independent Director

4

ENGAGED OVERSIGHT

See Page **37**

- Frequent review of oversight during the year, including in respect of significant risks in:
  - Financial reporting, internal controls over financial reporting, and enterprise risk relating to financial matters (Audit Committee)
  - Culture, employee retention and human capital management (Compensation and People Committee)
  - Corporate governance and corporate responsibility (Governance and Sustainability Committee)
  - Security and cybersecurity (Security Committee)
- Mergers, acquisitions and other strategic transactions (Corporate Development Committee)
- Engaged in setting corporate strategy
- Engaged in management succession planning to ensure next generation of leadership
- Strong Lead Independent Director, who actively engages in management oversight and CEO evaluation

5

BOARD ACCOUNTABILITY

See Page **24**

- Transparent lines of accountability to our shareholders
- A robust and interactive shareholder engagement program based on dialogue, transparency and responsiveness to shareholder feedback
- Implement changes in response to shareholder feedback, such as:
  - Adopting majority voting for uncontested elections of directors, including a resignation policy if a director does not receive a majority of the vote
  - Several changes to our executive compensation program design, such as reducing maximum potential payouts while ensuring deep alignment to our business strategies and pay-for-performance philosophy
- Appropriate director compensation structured in a manner that is aligned with shareholder interests and informed by market data provided by our independent compensation consultant

Shareholder Engagement at a Glance

We are proud of our investor engagement program and committed to maintaining outreach that is truly a dialogue with our shareholders. Our relationship with our shareholders is an important part of our Company's success. In fiscal 2025, we had robust shareholder engagement, with a focus on executive compensation, corporate governance, and corporate responsibility, as well as other matters of importance to our shareholders. Our Lead Independent Director played a central role in this program, and once again actively participated in our shareholder engagement efforts in fiscal 2025.

Our Lead Independent Director and management team regularly update our Board and its committees on our engagement efforts, providing summaries and analyses of our shareholders' feedback. We place great value in the feedback we receive from our shareholders and make meaningful and impactful changes as a result, such as our fiscal 2025 changes to our executive compensation program designs, which included reducing the maximum potential payout in our executive performance-based restricted stock units ("PSUs") and deepening our commitment to pay-for-performance, and our adoption in May 2022 of majority voting for uncontested elections of our directors.

We believe that our approach to engaging directly and openly with our investors drives increased corporate accountability, improves decision making, and leads to creating long-term shareholder value. The following statistics regarding our shareholder engagement represent shareholder ownership, to our knowledge, as of June 30, 2025.

56% Contacted	53% Engaged	35% Lead Independent Director Engaged	14
We contacted shareholders representing 56% of our outstanding shares	We engaged in discussions with investors representing 53% of our outstanding shares (all shareholders willing to engage with us)	Lead Independent Director participated in discussions with investors representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares	meetings with Lead Independent Director

Below are the key elements of our shareholder engagement cycle:

Spring/Summer

- Implement changes to align with investor feedback
- Conduct proactive off-season investor outreach
- Investor meetings and conferences

Summer/Fall

- Prepare and publish Annual Report
- Engage with investors on enhanced proxy disclosures
- Prepare and publish Proxy Statement
- Investor meetings and conferences

Fall/Winter

- Engage with shareholders about voting matters
- Review proxy advisory firms' analyses of voting matters and proxy disclosures
- Hold Annual Meeting of Shareholders in December
- Receive and publish voting results
- Investor meetings and conferences

Winter/Spring

- Consider voting results and investor feedback
- Consider changes to align with investor feedback
- Investor meetings and conferences

Executive Compensation at a Glance

Our Compensation Best Practices

Our executive compensation program is based on a robust pay-for-performance philosophy, and is designed to drive value creation for our shareholders by directly linking compensation to the achievement of our strategic and financial goals. Maintaining a competitive compensation program that can retain and motivate our leadership team is critical to our long-term success. Accordingly, our compensation programs reflect recognized best practices supported by the market.

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- ✔ 100% Independent Compensation and People Committee
- ✔ Independent compensation consultant
- ✔ Annual review of compensation strategy
- ✔ Consideration of annual Say-on-Pay vote and other shareholder feedback
- ✔ Maintain our commitments to our shareholders in our 2024 Proxy Statement

COMPENSATION BEST PRACTICES

Pay for Performance

- ✔ Significant majority of compensation is performance-based and at-risk
- ✔ 100% of short-term incentive cash compensation is performance-based and at-risk
- ✔ Inclusion of Corporate Responsibility modifier to cash incentive plan
- ✔ Use of multiple different performance measures in both cash incentive plan and long-term equity incentive program
- ✔ 100% of equity awards granted to our NEOs in fiscal 2025 were performance-based and use different performance metrics than the cash incentive plan

Compensation Policies

- ✔ Robust stock ownership guidelines for NEOs
- ✔ One-year post-vesting holding period for all NEOs, including our Chief Executive Officer, subject to limited exceptions
- ✔ Meaningful compensation recovery and clawback policies
- ✔ Limited perquisites and personal benefits
- ✔ Assessing and implementing the advice of independent compensation consultant, including a decision-making framework to further ensure alignment of executive compensation decision with our pay-for-performance philosophy

What We Don't Do

- ✘ No single trigger vesting of equity awards on occurrence of a change in control
- ✘ No dividends paid on unvested equity
- ✘ No hedging or pledging, except limited pledging permitted with the prior approval of the Governance and Sustainability Committee
- ✘ No defined benefit plans or special executive retirement plans

Significant At-Risk Compensation

Our executive compensation program is tied to our strategic and financial goals and operational performance. The graphs below illustrate the predominance of performance-based components included in our fiscal 2025 executive compensation program for our Chief Executive Officer and other NEOs, based on total target annual compensation.

CEO


2%
Base Salary
2%
Target Cash Incentives
CEO
96%
Performance Stock Units (PSU)
98%
Performance Based and At-Risk

Average of Other NEOs[1]


6%
Base Salary
6%
Target Cash Incentives
All Other NEOs
88%
Performance Stock Units (PSU)
94%
Performance Based and At-Risk

(1) Mr. Zuk received no equity grant for fiscal 2025 and, as such, approximately 50 percent of Mr. Zuk's target compensation was performance-based in fiscal 2025. Accordingly, Mr. Zuk has been omitted from the analysis in this graphic for presentation purposes.

Executive Compensation Program Changes

In fiscal 2025, we implemented a number of changes to our executive compensation program that were outlined in our 2024 Proxy Statement. In addition, while we were encouraged by the year-over-year improvement in our "Say-on-Pay" vote result at the 2024 annual meeting of shareholders, where a majority of the votes cast were in favor of the "Say-on Pay" advisory resolution, we continue to remain committed to further refinements to address your feedback. Accordingly, we have made further refinements to our executive compensation program in fiscal 2026.

Fiscal 2025 Executive Compensation Program Changes

- ✔ Maximum payout of performance-based restricted stock units ("PSUs") has been **lowered by 33.3%** from 600% to 400% of the target number of PSUs for outstanding PSUs
- ✔ **Updated the financial measures in our PSUs**, including the remaining performance periods for outstanding PSUs, to tightly align with our strategies and pay for performance philosophy—using NGS ARR to focus on platformization, and adding annual Non-GAAP EPS as an equally-weighted second financial measure to focus on profitability
- ✔ **Clearly identified the threshold performance levels** for each financial measure that is required for funding and payout of the cash incentive plan as achieving a level of at least 10% below target for each financial performance measure
- ✔ Added a **new commitment** to not grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards with vesting or performance metrics that would overlap with the one-time PSU retention award granted to him in June 2023

New for Fiscal 2026 Performance-Based Equity Program

- ✔ Relative total shareholder return modifier target for a 1.0x modifier achievement has been increased to the 55th percentile rank from the 50th percentile rank
- ✔ For the NGS ARR performance measure, the maximum achievement of 300% now requires exceeding the target by at least $400 million instead of $300 million—an increase of 33.3%—while the threshold for no payout has similarly been lowered to being below target by at least $400 million

Corporate Responsibility at a Glance

We protect people's digital lives and secure the systems that society depends upon. Through our corporate responsibility efforts we maintain trust with our stakeholders and help sustain long-term business success. Information about our corporate responsibility strategy is presented in the visual below and detailed elsewhere in this Proxy Statement.



Advance environmental sustainability
Products
Operations
Value Chain
Information Security & Privacy
Safe. Secure. Sustainable.
Workforce
Ethics & Compliance
Suppliers
Oversight
Communities
Operate with integrity
Invest in people

Proxy Roadmap

ABOUT US

Read about our corporate values, fiscal 2025 financial and business highlights, and learn more about our Board, corporate governance, shareholder engagement efforts, executive compensation and corporate responsibility highlights at a glance

CORPORATE GOVERNANCE AND CORPORATE RESPONSIBILITY

Read more about corporate governance and our approach to corporate responsibility, including the roles of our Board and management team in setting our programs and priorities

PROPOSAL NO. 1

Read about our proposal to elect John M. Donovan, James J. Goetz and Helle Thorning-Schmidt to a new term, and learn more about our Board members, Board committees and Board compensation

PROPOSAL NO. 2

Read about our proposal to ratify Ernst & Young as our independent registered public accounting firm for fiscal 2026

PROPOSAL NO. 3

Read about our "Say-on-Pay" proposal to approve, on an advisory basis, the compensation of our named executive officers

EXECUTIVE COMPENSATION

Read the letter from our Compensation and People Committee, and learn more about our executive compensation programs

PROPOSAL NO. 4

Read about our proposal to approve an amendment to our 2021 Equity Incentive Plan to increase the number of shares reserved for issuance

PROPOSAL NO. 5

Read about the shareholder proposal regarding a policy addressing the impact of share repurchases on financial performance metrics

PROPOSAL NO. 6

Read about the shareholder proposal regarding electing each of our directors annually

Corporate Governance

Corporate Governance Highlights

Our Board is governed by our Corporate Governance Guidelines, which are amended from time to time to incorporate certain current best practices in corporate governance. Our Corporate Governance Guidelines can be found on our website at https://investors.paloaltonetworks.com.

In addition to a strong, independent Board, we are committed to corporate governance structures that promote long-term shareholder value creation through a sound leadership structure and by providing our shareholders with both the opportunity to provide direct feedback, and substantive rights and policies to ensure accountability.

BOARD CORPORATE GOVERNANCE PRACTICES AND SHAREHOLDER RIGHTS INCLUDE:

- ✔ Majority voting for uncontested elections of board members, with an associated resignation policy
- ✔ Strong Lead Independent Director
- ✔ Board composed of 82% independent directors
- ✔ 100% Independent Audit Committee, Compensation and People Committee, and Governance and Sustainability Committee
- ✔ Annual review of Board leadership structure
- ✔ Board refreshment
- ✔ Changes in director circumstances actively assessed
- ✔ Board and Committee access to management
- ✔ Annual Board and Committee Evaluations
- ✔ Independent compensation consultant
- ✔ Board and Committee authority to retain outside advisors
- ✔ Board and Committee risk oversight
- ✔ Board Continuing Education Program
- ✔ No "Poison Pill"
- ✔ Single Class of Shares
- ✔ Board-level Security Committee with oversight over security issues, including cybersecurity
- ✔ Annual review of Committee charters and governance policies
- ✔ Fair director compensation practices
- ✔ Active Board oversight of management succession
- ✔ Active management of director conflicts of interest
- ✔ Annual “Say-on-Pay” vote
- ✔ Continuous shareholder engagement program
- ✔ Stock ownership guidelines for directors and executive officers
- ✔ Code of Business Conduct and Ethics for Directors, Officers and Employees
- ✔ Anti-Hedging Policy
- ✔ Restrictive Pledging Policy
- ✔ SEC and Nasdaq-compliant Compensation Recovery Policy and an additional Clawback Policy
- ✔ Regular meetings of independent directors without management present
- ✔ Proxy Access Bylaws

Board Responsiveness to Shareholders

Our Board is committed to actively engaging with our shareholders, and maintaining outreach that is truly a dialogue with our shareholders. Through year-round engagement and outreach, we regularly provide shareholders with opportunities to deliver feedback on our corporate governance, compensation programs, and corporate responsibility practices. We regularly meet with investors, prospective investors, and investment analysts. These meetings can include participation by our Chair and Chief Executive Officer, Chief Financial Officer, Chief Product and Technology Officer, General Counsel and Corporate Secretary, or other business leaders, and can often focus on Company strategy, financial performance, product strategy and corporate responsibility philosophy. Members of our Investor Relations team also participate in meetings with our shareholders and, as appropriate, members of the Board participate. In fiscal 2025, our Lead Independent Director participated in 14 meetings with investors representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares (each, as of June 30, 2025).

In fiscal 2025, including following our 2024 annual meeting of shareholders, we once again reinvigorated our approach and practices to shareholder engagement and implemented a strategy that focused on extensive engagement on a wide range of topics. Our Lead Independent Director played an active and central role in our shareholder engagement efforts in fiscal 2025, and our management team regularly communicated topics discussed and shareholder feedback to the Board and our Board committees for consideration in their decision-making.

Who we met with

- Investors holding **53%** of shares outstanding engaged with in discussions, which is all shareholders that expressed willingness to engage with us
- Offered meetings with Lead Independent Director to shareholders holding **45%** of shares outstanding
- Investors holding **35%** of shares outstanding met with Lead Independent Director

Our engagement team

- Lead Independent Director (participated in **14** meetings)
- Investor Relations team
- General Counsel & Corporate Secretary
- People team (human resources)
- Corporate Responsibility team

What we discussed

- Executive compensation
- Board structure
- Board composition and governance, including Board refreshment
- Board risk oversight
- Board leadership
- Shareholder engagement
- Corporate Responsibility

WHAT WE HEARD OVER THE YEARS	HOW WE RESPONDED
Board Governance Classified Board, dual role of CEO and Chairman and annual election of all Board members	• Adopted a majority voting requirement for uncontested elections of directors, including a resignation policy in the event a director does not receive a majority of the vote • Annual review of our Board leadership structure, including whether an independent director should be the Chair of our Board • Maintaining a strong Lead Independent Director • Annual review to determine whether maintaining a classified Board is appropriate for our Company • Annual survey of the members of our Board and self-evaluation of the Board and its committees • Added two new independent directors in 2025, further demonstrating our commitment to independent director oversight
Board Oversight of Risks, Including Cybersecurity and Corporate Responsibility Risks How the Board is addressing oversight of increased, varied and new risks	• Reallocated Corporate Responsibility matters among our Board committees, clearly identifying the responsibilities of each Committee • Formed a Security Committee of our Board to enhance oversight over security issues facing our Company, including cybersecurity, which is now chaired by our Chief Product and Technology Officer providing deep technical expertise and leadership • Reconstituted our Nominating and Corporate Governance Committee as the Governance and Sustainability Committee to enhance the Board's oversight of Corporate Responsibility matters • Appointed Lorraine Twohill as co-Chair of our Governance and Sustainability Committee • Added additional disclosure in this Proxy Statement relating to Board oversight
Board Refreshment The duration of Board service by certain long-standing directors, and the makeup of the Board and the rationale therefore	• Since the 2024 annual meeting of shareholders, we appointed three new directors • Since April 2019, we appointed six new independent directors, five of whom are currently serving on the board • Expanded disclosure in our Proxy Statement of the rationales as to why each of our directors continue to serve on our Board
Shareholder Engagement Continued investor outreach on executive compensation, Corporate Responsibility, and other matters of interest to our shareholders	• Conducted extensive shareholder and investor outreach • In fiscal 2025, engaged in discussions with shareholders holding 53% of our outstanding shares, as of June 30, 2025 • In fiscal 2025, our Lead Independent Director participated in 14 meetings, engaged in discussion with shareholders holding 35% of our outstanding shares, and offered meetings to 45% (each, as of June 30, 2025) • Modified our executive compensation program as a result of shareholder feedback

STAKEHOLDER FEEDBACK	HOW WE RESPONDED

Corporate Responsibility Initiatives and Disclosures

We heard from stakeholders over the years that they would like to see more information about how we develop and manage our corporate responsibility programs

- Publish an annual Corporate Responsibility Report with details on our programs and progress
- Added more disclosure in our Annual Report on Form 10-K and our Proxy Statement describing our corporate responsibility programs
- Communicated our decarbonization pathway, that includes operational efficiencies, procuring 100% renewable energy, and reducing emissions
- Detailed our comprehensive approach to attract, hire, onboard, enable, listen to, and engage employees, in order to enable a workforce that is high-performing and innovative
- Outlined Responsible AI Principles in our Responsible Use of Artificial Intelligence Policy that guides our development and use of AI technologies, both within our products and services and across our business operations
- Operationalized our corporate responsibility governance structure through a cross-functional Corporate Responsibility Steering Committee, which reports regularly to our Corporate Responsibility Executive Council and the Board

Executive Compensation

Prioritize and ensure the retention of Chief Executive Officer and executive leadership, stand by our pay-for-performance philosophy and the commitments made in our 2024 Proxy Statement relating to our executive compensation program and enhanced disclosure, reduce stock-based compensation expense as a percentage of revenue, and continue to be responsive to shareholder input on our executive compensation program

- Incentivized our Chief Executive Officer and executive leadership to remain at the Company for the long term to enhance our prospects of delivering sustained shareholder value
- Committed not to grant our Chief Executive Officer additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023
- 100% of the equity awards granted to our NEOs in fiscal 2025 were performance-based, with different performance targets than the cash incentive plan
- Maintained our robust stock ownership guidelines for our NEOs, including our Chief Executive Officer
- Maintained a Corporate Responsibility modifier to our cash incentive plan, and in response to shareholder feedback, expanded our disclosure in our proxy statement to include data regarding the scorecard measures
- Maintained a one-year post-vesting holding period for all NEOs, including our Chief Executive Officer, subject to limited exceptions for equity grants made as part of first becoming an executive officer
- Reduced stock-based compensation expense as a percentage of revenue from 21.8% in fiscal 2021 to 14.1% in fiscal 2025
- For fiscal 2025, we meaningfully redesigned executive performance-based equity awards (“PSUs”) to reduce the maximum payout by 33.3%, and update the financial measures to align with our strategy and drive balanced focus on platformization and profitability
- For fiscal 2026, we again refined our executive PSUs, providing that the maximum achievement of 300% requires exceeding the target NGS ARR for the particular fiscal year by at least $400 million–an increase of 33.3%—and that a target relative TSR modifier of 1.0x is only achieved if our three-year TSR is at the 55th percentile rank

Leadership Structure

Our Corporate Governance Guidelines provide that our Board is free to choose its chairperson (the "Chair") based on our Board's view of what is in the best interest of the Company and our shareholders. The Chair and the Chief Executive Officer may, but need not be, the same person.

Annual Evaluation of Leadership Structure

As part of its annual review and evaluation process, the Board reviews its leadership structure and whether combining or separating the roles of Chair and Chief Executive Officer is in the best interests of the Company and our shareholders. The Board also considers:

- The effectiveness of the policies, practices, and people in place at the Company to help ensure strong, independent Board oversight.
- The importance of consistent, unified leadership to execute and oversee the Company's strategy.
- The strength of Chief Executive Officer's vision for the Company and the quality of his leadership.
- Our performance and the effect the leadership structure could have on our performance.
- The Board's performance and the effect the leadership structure could have on the Board's performance.
- The meaningful and robust responsibilities and the performance of our Lead Independent Director.
- The views of our shareholders through our ongoing engagement efforts.
- The practices at other companies and trends in governance.
- The current state of our Company.

In the circumstance that the Board determines that it remains in the best interests of the Company and its shareholders that our Chief Executive Officer also serve as our Chair, the independent members of the Board then appoint a Lead Independent Director as provided in our Corporate Governance Guidelines.

Why Our Leaders Are Ideally Suited for Their Roles

The Board believes that the independent Board members should have the flexibility to respond to changing circumstances and choose the Board leadership structure that best fits the then-current situation. As it does annually, in August 2025, the Board reviewed our leadership structure. Following that review, the Board determined that the combination of the Chair and Chief Executive Officer roles, along with the robust authority given to our experienced Lead Independent Director, effectively maintains independent oversight of management. The Board consists of nine independent directors, and exercises a strong, independent oversight function through frequent executive sessions, independent Board committees and by having a strong Lead Independent Director with clearly delineated and comprehensive duties.

The Board strongly believes that its leadership structure strikes the right balance of allowing our Chair and Chief Executive Officer to promote a clear, unified vision of the Company's strategies, while ensuring robust, independent oversight by the Board and our Lead Independent Director. The Board also believes there is value in presenting a single face to our customers through combining the Chair and Chief Executive Officer roles, and that this structure of having the Board and management operate under the unified leadership of a highly experienced Chief Executive Officer best positions the Company to successfully implement its strategies and deliver value to our shareholders.

Accordingly, in August 2025, the Board determined that it is in the best interests of our shareholders to maintain our current Board leadership structure with Mr. Arora serving as Chair and John M. Donovan serving as our Lead Independent Director.



Nikesh Arora
Chair and
Chief Executive Officer

- Substantial knowledge and deep understanding of our business and the challenges we face
- Substantial international business experience and business acumen and valued strategic, financial and operational insights
- Day-to-day insight into our prospects, opportunities, strategies and challenges facilitates the timely deliberation by the Board of the most important matters
- Brings a unique, shareholder-focused insight to assist the Company to most effectively execute its strategy and business plans to maximize shareholder value
- Serves as an important bridge between the Board and management, and provides critical leadership for carrying out our strategic initiatives and confronting our challenges
- Provides the Board with more complete and timely information about the Company
- Provides a unified structure and consistent leadership direction internally and externally, allowing the Company to act rapidly and proactively to address new and evolving technology
- Proven success in leading Palo Alto Networks since joining the Company



John M. Donovan
Lead Independent Director

- Independence, confidence and gravitas, enabling strong oversight of executive leadership
- Deep understanding of our business
- Strong working relationship with our Chair and Chief Executive Officer
- Strength and effectiveness of communication with our Chair and Chief Executive Officer, resulting in active and visible oversight of the issues, plans and prospects of the Company
- Strong working relationship with other management and our independent directors
- Substantial experience leading a large multinational company
- Strong background in corporate governance
- Strong background as a technologist
- Dedicated to his service as Lead Independent Director, as demonstrated by the fact that, during fiscal 2025, he held 14 meetings with shareholders holding 35% of our outstanding shares and offered to meet with shareholders holding 45% of our outstanding shares
- Promotes a collaborative and collegial environment for Board decision making
- Actively and effectively engages with our shareholders on an annual basis

OVERVIEW OF LEAD INDEPENDENT DIRECTOR RESPONSIBILITIES

The responsibilities of the Lead Independent Director are well-defined. The Lead Independent Director engages in regular communication between the independent directors and Mr. Arora, keeping Mr. Arora apprised of any concerns, issues, or determinations made during the independent sessions, and consults with Mr. Arora on other matters pertinent to the Company and the Board. As part of the Board's annual review and evaluation, the Board further defined the role and responsibilities of our Lead Independent Director to include:

- Presiding at meetings of the Board at which the Chair is not present, including calling and presiding over executive sessions of the independent directors.
- Serving as liaison between the Chair and the independent directors.
- Developing agendas for Board meetings in collaboration with the Chair, communicating with independent Board members to ensure that matters of interest are being included on agendas for Board meetings, and ensuring adequate time is allocated for Board discussions.
- Communicating with independent Board members and with management to affirm that appropriate briefing materials are being provided to Board members sufficiently in advance of Board meetings to allow for proper preparation and participation at meetings.
- Ensuring the Board exercises appropriate risk management oversight, including providing direction related thereto to management.
- Having the authority to call meetings of the independent directors .
- Preparing agendas for meetings of the independent directors.
- Organizing and leading the Board's evaluation of the Chief Executive Officer.
- Leading the Board's annual self-evaluation and assessing areas of current and future improvement in Board performance.
- If requested by major shareholders, ensuring that he is available, as necessary, for consultation and direct communication.

In addition to the responsibilities outlined above, our Lead Independent Director also:

- Has biennial one-on-one discussions with each independent director, as part of the Board's annual evaluation process.
- Has access to all committee materials.
- Has the authority to engage independent consultants.
- Interviews Board candidates, and assesses future Board needs.
- Spends time with senior management outside of Board meetings, as necessary, to ensure a deep understanding of the business and strategy of the Company.
- Participates in shareholder engagement planning and activities.

Independent Director Sessions

A meeting of the independent directors is scheduled at every regular Board meeting for the independent directors to meet in an executive session. These independent sessions are organized and chaired by our Lead Independent Director, and our Lead Independent Director provides direct feedback to Mr. Arora after these executive sessions.

Independent Committee Leadership

The Audit Committee, Compensation and People Committee, and Governance and Sustainability Committee are each composed solely of, and led by, independent directors, and provide independent oversight of management. In addition, with respect to these committees:

- Each committee chair meets with management in advance of meetings to review and refine agendas, add topics of interest, and review and comment on materials to be delivered to the committee.
- Every independent director has access to all committee materials.
- Each committee chair provides a report summarizing committee meetings to the full Board at each regular meeting of the Board.
- Each committee meeting includes adequate time for executive session and the committees meet in executive session on a regular basis with no members of management present (unless otherwise requested by the committee).
- Each committee effectively manages its Board-delegated duties and communicates regularly with the Chair, Lead Independent Director, the Board, and members of management.
- With respect to the Compensation and People Committee, it has an effective process for monitoring and evaluating Mr. Arora's compensation and performance, as well as succession planning.

Board Committees and Responsibilities

Our Board has a standing Audit Committee, Compensation and People Committee, Corporate Development Committee, Governance and Sustainability Committee, and Security Committee, which have the composition and responsibilities described below. Directors serve on these committees until their resignation or until otherwise determined by our Board.

The membership and meetings during fiscal 2025 and the primary functions of each of the standing committees are described below. Mr. Hamers is not standing for reelection at the Annual Meeting.

Board of Directors	Audit Committee	Compensation and People Committee	Corporate Development Committee	Governance and Sustainability Committee	Security Committee
Nikesh Arora			●		
Aparna Bawa*	●	●	●		●
John M. Donovan**		●	Chair	Chair	●
Carl Eschenbach*					●
James J. Goetz*	●		●		●
Ralph Hamers*	●				●
Rt Hon Sir John Key*	●	Chair			●
Lee Klarich					Chair
Mary Pat McCarthy* (Financial Expert)	Chair		●		●
Helle Thorning-Schmidt*				●	●
Lorraine Twohill*				Chair	●

● Member
Chair — Committee Chair or Co-Chair
** Lead Independent Director
* Independent Director
(Financial Expert icon) Financial Expert

Audit Committee

Chair:
Mary Pat McCarthy

Members:
Aparna Bawa
James J. Goetz
Ralph Hamers
Right Honorable Sir John Key

Number of meetings in fiscal 2025: 7

Our Audit Committee is responsible for, among other things:

- Selecting and hiring our independent registered public accounting firm, including leading the review and selection of the lead audit engagement partner.
- Evaluating the performance and independence of our independent registered public accounting firm.
- Approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm.
- Reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices.
- Reviewing and participating in the selection of our chief audit executive and periodically reviewing the activities and reports of the internal audit function and any major issues encountered in the course of the internal audit function's work.
- Reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures.
- Overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters.
- Reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed periodic reports.
- Reviewing and approving or ratifying any proposed related person transactions.
- Preparing the Audit Committee report that the SEC requires in our annual proxy statement.

The composition of our Audit Committee meets the requirements for independence for audit committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our Board has determined that Ms. McCarthy is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

Our Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Audit Committee is available on our website at http://investors.paloaltonetworks.com.

Compensation and People Committee

Chair:
Right Honorable Sir John Key

Members:
Aparna Bawa
John M. Donovan

Number of meetings in fiscal 2025: 5

Our Compensation and People Committee is responsible for, among other things:

- Reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, incentive compensation arrangements, including the specific goals and amounts, equity compensation, employment arrangements, severance arrangements, and change in control agreements, and any other benefits, compensation or arrangements.
- Establishing and administering our equity compensation plans.
- Overseeing our overall compensation philosophy and compensation plans.
- Preparing the Compensation and People Committee report that the SEC requires to accompany the Compensation Discussion and Analysis contained in this Proxy Statement.
- Administering the Company's compensation recovery and clawback policies. Overseeing our succession planning process for the Chief Executive Officer and members of the management team.
- Overseeing our talent management and human capital management, including effectiveness of strategic initiatives to attract, engage, motivate, and retain employees, the Company's performance management and talent management practices and programs, and the Company's pay equity reviews and results.
- Reviewing and discussing with management the risks arising from the Company's compensation philosophy and practices applicable to employees to mitigate such risks.

The composition of our Compensation and People Committee meets the requirements for independence for compensation committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Compensation and People Committee is also a "non-employee director," as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our Compensation and People Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Compensation and People Committee is available on our website at http://investors.paloaltonetworks.com.

Corporate Development Committee

Chair:
John M. Donovan

Members:
Nikesh Arora
Aparna Bawa
James J. Goetz
Mary Pat McCarthy

Number of meetings in fiscal 2025: 1

Our Corporate Development Committee is responsible for, among other things:

- Assisting the Board in fulfilling its responsibilities relating to the review, evaluation, and approval of strategic, corporate development and other opportunities to enhance and complement the Company's product suite, improve stakeholder satisfaction, and increase shareholder return.
- Reviewing and evaluating proposed acquisition and investment strategies with management.
- Reporting to the Board its approval or recommendation of acquisitions or investment transactions and of such activity in general.

Our Corporate Development Committee operates under a written charter that was adopted by our Board.

Governance and Sustainability Committee

Co-Chairs:
John M. Donovan
Lorraine Twohill

Members:
Helle Thorning-Schmidt

Number of meetings in fiscal 2025: 4

Our Governance and Sustainability Committee is responsible for, among other things:

- Identifying and evaluating individuals who are qualified to become members of the Board and selecting and recommending to the Board individuals as director nominees for appointments to the Board.
- Evaluating and making recommendations regarding the composition, organization, and governance of our Board and its committees, including issues of integrity, experience, and expertise of membership.
- Considering Board leadership structure, including the separation of the chairperson and chief executive officer roles and the appointment of a lead independent director and making recommendations to the Board.
- Evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees.
- Reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations.
- Reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our Audit Committee.
- Overseeing our annual Board and committee self-assessment process.
- Overseeing our Corporate Responsibility efforts and priorities and related policies and programs.

The composition of our Governance and Sustainability Committee meets the requirements for independence under the listing standards of Nasdaq and the rules and regulations of the SEC.

Our Governance and Sustainability Committee operates under a written charter that was adopted by our Board and satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Governance and Sustainability Committee is available on our website at http://investors.paloaltonetworks.com.

Security Committee

Chair:
Lee Klarich

Members:
Aparna Bawa
Carl Eschenbach
John M. Donovan
James J. Goetz
Ralph Hamers
Rt Hon Sir John Key
Mary Pat McCarthy
Helle Thorning-Schmidt
Lorraine Twohill

Number of meetings in fiscal 2025: 4

Our Security Committee is responsible for, among other things:

- Overseeing (i) our policies, plans, metrics and programs relating to the physical security of our facilities and employees, and enterprise cybersecurity and data protection risks associated with our security-related infrastructure and related operations, and (ii) the effectiveness of our programs and practices for identifying, assessing and mitigating such risks across our business operations.
- Overseeing our cyber crisis preparedness, security breach and incident response plans, communication plans, and disaster recovery and business continuity capabilities.
- Overseeing the safeguards used to protect the confidentiality, integrity, availability, safety and resiliency of the Company's employees, facilities, intellectual property and business operations.
- Overseeing our compliance with applicable information security and data protection laws and industry standards, new or updated legal implications of security, data privacy, or other regulatory or compliance risks to us or our employees, facilities and business operations and the threat landscape facing our business operations.
- Reviewing and advising on our physical and cybersecurity strategy, crisis or incident management and security-related information technology planning processes and review strategy for investing in our security systems.
- Reviewing and discussing with management our public disclosures relating to the Company's security of its products, employees, facilities and information technology systems, including privacy, network security and data security.
- Reviewing and discussing with management the cybersecurity risks associated with our outside partners (such as vendors, suppliers, operations partners, etc.).
- Reviewing and discussing with management the cybersecurity and data protection risks associated with our products.

In November 2021, our Board formed the Security Committee to facilitate Board oversight of security issues, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks.

Our Security Committee operates under a written charter that was adopted by our Board. A copy of the charter of our Security Committee is available on our website at http://investors.paloaltonetworks.com.

Annual Board and Committee Self-Evaluations

Our Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of our Board and its committees in fulfilling their respective obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors.

Our Lead Independent Director, who is also Co-Chair of our Governance and Sustainability Committee, leads our Board in its review of the results of the annual self-assessment and takes further action as needed. In connection with the annual evaluation, each director receives a survey to complete to evaluate the Board and separate surveys for each committee on which they serve. These surveys include detailed questions regarding, among other things: the effectiveness and performance of the Board and committees; Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; Board structure; peer reviews of other members; access to and performance of management; and executive succession planning. At least biennially our Lead Independent Director also conducts one-on-one meetings with each director to receive their feedback and assessment of the Board and its committees. A summary of the results is presented to the Board and each committee on an anonymous basis.

In addition, all members of our Board have the opportunity to attend director education programs to assist them in remaining current with best practices and developments in corporate governance.


SELF-ASSESSMENT QUESTIONNAIRE
Provides director feedback on the Board and each of the Committees as well as each director
RESULTS ANALYZED
Results of the self-assessment analyzed by the Lead Independent Director and each Committee Chair
INDIVIDUAL DISCUSSIONS
Lead Independent Director engages with individual directors as appropriate, and at least biennially
SUMMARY OF RESULTS
Summary of the Board and Committee self-assessment results provided to each Committee and the Board
ONGOING FEEDBACK
Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
FEEDBACK INCORPORATED
Policies and practices updated as appropriate as a result of the annual self-assessment and ongoing feedback
Annual Self-Assessment

ACTION ITEM	ANNUAL BOARD AND COMMITTEE ASSESSMENT
Assessments and Discussions	Each director completes a survey to evaluate the Board and a separate survey for each committee on which they serve. Topics covered include, among others: • Board size, composition, background, independence, and expertise • Board culture, effectiveness, initiative, and strategic focus • Board committee structure, membership, independence, responsibilities, and performance • Board leadership structure • Board education • Board committee processes, including number of meetings, time allotted, sufficiency of executive sessions, and availability of management • Risk oversight, access to information, and ethics • Relationship with management, access to management, and management responsiveness • Corporate governance policies and procedures • Board and management succession planning • Lead Independent Director meets individually with members of Board at least biennially to evaluate the Board and its committees
Analysis and Discussion	Results of these surveys are analyzed and processed as follows: • Our General Counsel reviews and summarizes the responses from each director's assessments for the Chair, the Lead Independent Director, and each committee chair • Results are reviewed and robustly discussed with the full Board and each committee • Each director participates in a one-on-one, open ended interview facilitated by the Lead Independent Director to discuss the results of the evaluations, and solicits input and feedback on the performance and effectiveness of the Board and its committees • Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
Incorporation of Feedback and Action Planning	These self-evaluations show that our Board and its committees operate effectively and help ensure continued effectiveness. These evaluation processes have led to various refinements over recent years, including, for example: • Ensuring the responsibilities of our Board committees are well defined, including with the establishment of our Security Committee for dedicated risk oversight of security matters, and reconstitution of the Governance and Sustainability Committee to oversee Corporate Responsibility matters • Ensuring the Board and committee agendas continue to be focused on the Company's key strategic priorities • Increasing Board focus on succession planning and Board refreshment • Prioritizing regular director education regarding our industry, the industry landscape, and current events, including the impact of rapidly evolving technology, such as AI

Board's Role in Strategy Oversight

Our Board is responsible for overseeing the development of the Company's strategy (including product development roadmaps), which articulates objectives for the business, helps establish and maintain effective risk management and internal controls frameworks, and provides direction to senior management to determine which business opportunities to pursue. The Board is also actively engaged in ensuring that the Company's culture reflects our commitment to our core values of **disruption, execution, collaboration, inclusion, and integrity**.

Annually holds a strategy offsite, receiving detailed presentations from, and engagement with, senior management across the Company	Annually reviews and approves the Palo Alto Networks operating plan	Quarterly engagement with senior management on critical business matters that tie to our overall strategy	Regularly interacts with the next generation of leadership to ensure the talent pipeline remains inclusive and up to the task

Board's Role in Risk Oversight

Risk is inherent with every business, including strategic, financial, business and operational, legal and compliance, and reputational risks. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks our Company faces, while our Board, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our Board believes that open communication between management and our Board is essential for effective risk management and oversight.

While our Board is ultimately responsible for risk oversight, our Board committees assist our Board in fulfilling its oversight responsibilities in certain areas of risk.

BOARD OF DIRECTORS

- Meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our Board, where, among other topics, they discuss risks facing our Company, as well as at such other times as they deem appropriate
- Reviews strategic and operational risk in the context of reports from the management team, including data privacy, information security and cybersecurity, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions

AUDIT COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of liquidity risk, internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment, risk management and risk mitigation
- Reviews our antifraud programs and controls
- Reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures

GOVERNANCE AND SUSTAINABILITY COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with Board organization, leadership, membership and structure, and corporate governance
- Reviews and monitors compliance with the Company's Code of Business Conduct and Ethics
- Oversees and periodically reviews the Company's risks relating to corporate responsibility
- Oversees and discusses, as needed, with management, compliance with applicable laws, regulations and internal compliance programs

COMPENSATION AND PEOPLE COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to our compensation programs
- Assesses risks created by the incentives inherent in our compensation programs and policies, and determines whether they encourage excessive risk taking

SECURITY COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with cybersecurity, information security, and physical security of the Company

MANAGEMENT

- Responsible for our Company's day-to-day risk management, including identifying risks and developing controls for significant business activities. Provides reports to the Audit Committee, Compensation and People Committee, Governance and Sustainability Committee, and Security Committee

Select Oversight Areas

Enterprise Risk Management	The Audit Committee reviews overall risk exposures as presented to the Board, considers input from external advisors to assess and oversee identification and management of risks, and reviews allocation of responsibilities between the Board and management. In addition, the Audit Committee, at each quarterly meeting, discusses with management risks and steps management has taken to monitor, control and mitigate exposures. The Audit Committee also reviews periodic and annual reports on a quarterly basis for the sufficiency of risk factors and known trends and uncertainties disclosure.
Internal Audit	The Audit Committee oversees the internal audit function, receiving quarterly status reports and annual internal plan reviews and on a regular basis, meets separately with the head of the internal audit function to discuss any issues warranting additional attention.
Cybersecurity	The Security Committee oversees our management of cybersecurity and information security risk. The Security Committee receives quarterly reports from management about the prevention, detection, mitigation and remediation of cybersecurity incidents. Our Security Committee directly oversees our cybersecurity program and receives regular updates from management on cybersecurity risk.
Artificial Intelligence	The Board, in coordination with the Security Committee and the Governance and Sustainability Committee, is responsible for overseeing our AI governance program, which is focused on the responsible development and use of our AI products and services. In fiscal 2024, the Governance and Sustainability committee adopted our Policy for Responsible Use of AI.
Compensation Strategy	The Compensation and People Committee annually reviews and determines executive compensation and reviews and approves executive goals and objectives, reviews and administers cash, equity incentive, and benefits plans and reviews and approves the Compensation Discussion and Analysis included in the annual proxy statement. In addition, the Compensation and People Committee assesses and monitors whether compensation policies and programs have the potential to encourage excessive or inappropriate risk-taking.
Corporate Responsibility	The Board oversees our Corporate Responsibility strategy, developed and implemented by our senior leadership team. The Governance and Sustainability Committee reviews and discusses with management on a quarterly basis the Company's Corporate Responsibility program, initiatives and progress against goals. In addition, the Audit Committee reviews and discusses with management at least annually, risks related to Corporate Responsibility, legal, regulatory and internal ethics compliance, as well as the controls and procedures supporting the Company's financial disclosures.
Human Capital Management	The Compensation and People Committee annually reviews executive officer goals and objectives, including attrition levels, annual internal pay equity reviews, and reviews talent management and development, culture, employee engagement and inclusion strategy.
Board Refreshment and Leadership Structure	The Governance and Sustainability Committee develops and administers the director nominations process, reviews and recommends to the Board the appropriate size and composition of the Board and its leadership structure and oversees Board succession planning.

Enterprise Risk Management Program

Our enterprise risk management program employs a multi-lens approach, and consists of guidance and input from management, company-wide risk management teams, along with internal and external subject matter experts, to identify, prioritize and mitigate risks that are applicable for the Company's operations and long term sustainability. Our enterprise risk management is led by our Vice President of Internal Audit, who meets with, and receives input from, our Audit Committee on a quarterly basis.

Multi-Lens Approach to Enterprise Risk Management

Total Shareholder Return

Risk to our revenue growth, reputation with investors, operating margin and free cash flow, and capital structure

Global Risk and Compliance

Updates to risks, priorities and challenges relevant to the function

Macro or Emerging Risks

Implications of changes in macro environment


Enterprise Risk Management Process
IDENTIFY RISKS
ASSESS AND PRIORITIZE RISKS
REVIEW MITIGATION WITH SENIOR MANAGEMENT
REPORT TO AUDIT COMMITTEE
PROVIDE ASSURANCE WITH AUDIT PLAN

Succession Planning

Our Board and management team recognize the importance of continually developing our talented employee base. Accordingly, our management team regularly conducts talent reviews of the current senior leadership positions. In addition, our Board regularly evaluates and discusses succession planning for our Chief Executive Officer, as well as other members of senior management, including through evaluation of potential internal and external successors, as well as potential interim candidates in the event of an emergency situation. In conducting its evaluation, our Board considers organizational needs, competitive challenges, leadership and management potential, and development. As a result of succession planning, William "BJ" Jenkins became our President in August 2021 and Dipak Golechha became Executive Vice President and Chief Financial Officer in March 2021.

The Board also continues to engage with management on the Company's leadership pipeline more broadly, including with respect to leadership pipeline health and the development of the Company's "next generation of leaders"

Interaction with leaders in a variety of settings, including at Board meetings and the Board's annual offsite business review and meeting

Executive succession planning reviewed by our Compensation and People Committee, ongoing assessment of senior management for potential executive positions

Developing the Company's Next Generation of Leaders

Monitoring of careers to ensure appropriate exposure to our Board and our business

Additional engagement on broader leadership pipeline for key roles across the Company

Communications with the Board of Directors

Interested parties wishing to communicate with our Board or with an individual member or members of our Board may do so by writing to the Board or to the particular member or members of our Board, and mailing the correspondence to our General Counsel or our Legal Department, at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. Our General Counsel or our Legal Department, in consultation with appropriate members of our Board, as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board, or if none is specified, to the Chair.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, these guidelines describe the time commitment expected of our directors. In particular, we believe that Board membership requires a significant time commitment and that our directors must devote sufficient time to carry out their duties and responsibilities effectively. As a result, our Corporate Governance Guidelines generally provide that no director should be a member of more than three public company boards, and that directors must notify the Governance and Sustainability Committee prior to accepting membership on any other public or private company board, so that the director's time commitments and potential conflicts of interest may be evaluated in advance .

In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are posted on the Investor Information portion of our website at investors.paloaltonetworks.com. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Compensation and People Committee Interlocks and Insider Participation

None of the members of our Compensation and People Committee is, or has been, an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation and People Committee.

Corporate Responsibility

Overview

Our values of disruption, execution, collaboration, inclusion, and integrity are the foundation of everything we do—which extends into our approach to corporate responsibility practices. We believe that integrating responsible business practices throughout our operations builds business resilience and helps manage risk. Our approach is designed to enhance safety, security, and sustainability for our stakeholders: customers, investors, employees, suppliers, and our broader communities. This includes advancing environmental sustainability, investing in people, and operating with integrity. We work to keep our stakeholders informed by publishing an annual Corporate Responsibility Report aligned to globally recognized reporting frameworks and standards.

Board Oversight

Corporate responsibility at Palo Alto Networks is overseen and governed at the highest levels by our Board of Directors, executive-level leadership, and subject matter experts who lead efforts across our business.

Board Oversight. The Board and its applicable committees provide guidance and oversight to management with respect to corporate responsibility matters. The Governance and Sustainability Committee is responsible for setting our priorities and monitoring our performance. Our Audit Committee, Compensation and People Committee, and Security Committee also serve an important role in corporate responsibility oversight. Our Lead Independent Director and management team share feedback received from our shareholders with the Board.

AUDIT COMMITTEE
- Processes and controls to ensure financial disclosures are complete and accurate
- Enterprise risk management (ERM) pertaining to financial, accounting and tax matters
- Legal and regulatory compliance related to financial and tax matters
- Internal ethics compliance, including code of ethics, whistleblower program, and insider trading policy

SECURITY COMMITTEE
- Product security and data security
- Cybersecurity, risk exposure and related controls
- ERM related to security, incident response and business risk


Board of Directors

COMPENSATION AND PEOPLE COMMITTEE
- Pay equity
- Human capital management, including recruitment, development and retention
- Compensation risk management
- Management succession planning and development
- Integrating sustainability goals into executive compensation plans and arrangements

GOVERNANCE AND SUSTAINABILITY COMMITTEE
- Primary responsibility for corporate responsibility matters
- Board recruiting, including Board composition
- Sustainability
- Legal and regulatory compliance (excluding financial and tax)
- Stakeholder engagement

Corporate Responsibility Management. Our Corporate Responsibility Executive Council (the "Council"), a cross-functional leadership team, sets our overall corporate responsibility strategy, objectives and initiatives, provides guidance on program implementation, and oversees the continuing enhancement of our approach. This Council, which is led by our Chief Executive Officer and includes our General Counsel, Chief People Officer and Chief Financial Officer, receives analysis and presentations covering current and emerging corporate responsibility-related risk topics and program statuses from subject matter experts.

The Council empowers our Corporate Responsibility Steering Committee (the "Steering Committee") to implement programs and to pursue activities to achieve our objectives. The Steering Committee is a cross functional team of employees including representatives from our Accounting, Internal Audit, Corporate Responsibility, Legal, Investor Relations, SOX and External Reporting Assurance, People, Product, and Operations teams. The Steering Committee oversees the work of our subject matter experts who implement our corporate responsibility programs.

Corporate Responsibility Governance Structure

BOARD OF DIRECTORS

Approves priorities, provides guidance and oversight, and monitors performance in key areas of our corporate responsibility programs

Board Chair and Chief Executive Officer

Governance and Sustainability Committee

CORPORATE RESPONSIBILITY EXECUTIVE COUNCIL

Sets corporate responsibility strategy, objectives and initiatives, and oversees corporate-wide program implementation

Chief Executive Officer

Chief Financial Officer

Chief People Officer

General Counsel

CORPORATE RESPONSIBILITY STEERING COMMITTEE

Recommends strategies and leads implementation of corporate responsibility programs

Chair: Senior Director, Global Corporate Responsibility

Senior Director, Hardware Engineering

Senior Director, SOX and External Reporting Assurance

SVP, Chief Accounting Officer

SVP, Investor Relations and Strategic Finance

VP, Deputy General Counsel, Corporate

VP, Deputy General Counsel, Ethics and Compliance

VP, Global People

VP, Global Places and Security

VP, Internal Audit

VP, Worldwide Operations

Advancing Environmental Sustainability

We advance environmental sustainability by mitigating climate-related risks, aligning with customer priorities, and driving long-term innovation. We have developed a decarbonization pathway in support of our science-based targets, which have been validated by the Science-Based Targets Initiative. We report progress towards our goals in our annual Corporate Responsibility Report.

Operations	Products	Value Chain
We operate efficient and sustainable workplaces that create an environment where people are equipped to do their best work	We deliver secure solutions for our customers that optimize resource efficiency and performance across the lifecycle	We collaborate with stakeholders to reduce emissions and waste, increase renewable energy use, and conserve natural resources

Operations

We have a long history of providing our people with workplaces that have achieved LEED (Leadership in Energy and Environmental Design) and other sustainability-related certifications. At the end of fiscal 2025, 92% of our global managed workplaces were green building certified. Our operations strategy includes a commitment to achieve 100% renewable electricity to run our managed sites by 2030 and to drive absolute emission reductions.

Products

The choices we make during product design have a meaningful environmental impact. As such, we consider resource efficiency and sustainable practices during product development. For example, our Next-Generation Firewalls incorporate design choices that enhance performance and reliability, such as high-efficiency power supplies and variable fan speed. We also take steps to reduce waste by using recyclable materials in our products and incorporating more sustainable options in our packaging.

In fiscal 2025, we expanded international support for our product take-back program. At the end of the product lifecycle, customers have the option to return decommissioned devices to Palo Alto Networks for responsible recycling, which includes protecting and sanitizing any customer data that may be left on the device in compliance with all applicable data security and privacy regulations. These efforts complement our long-standing refurbishment program, which repairs products and returns them to our ecosystem of available replacement devices.

Value Chain

We believe collaboration across our ecosystem, including with customers, suppliers, and industry groups, is key to driving mutual learning and making progress. We participate in associations that help drive sustainable innovation, such as the World Economic Forum and the Information Technology Industry Council. In fiscal 2025, Palo Alto Networks was named to the 2025 Supplier Engagement Assessment A-List by CDP.

Investing in People

We invest in our people, partners, and communities to safeguard society and shape the future of cybersecurity.

Workforce	Suppliers	Communities
We enable our people to do the most impactful work of their careers, building the employee experience upon our core company values.	We see our suppliers not just as business partners but as key collaborators in our corporate responsibility strategy.	We help strengthen communities against digital threats by sharing vital cybersecurity research and resources.

Workforce

We believe our ongoing success depends on our employees. With a global workforce of 16,068 as of July 31, 2025, our People Strategy is a critical element of our overall company strategy. We take a comprehensive approach to attract, hire, onboard, enable, listen to, and engage employees, in order to enable a workforce that is nimble, high-performing and innovative.

We focus on integrating AI into people programs and processes to build a more agile, skilled and forward-thinking workforce prepared for the future of cybersecurity. Our values of disruption, execution, collaboration, inclusion and integrity were co-created with employees and serve as the foundation of our culture. These values are embedded in our talent acquisition, learning and enablement, engagement and performance elevation, rewards and recognition programs.

In fiscal 2025, we earned multiple awards for our people programs and culture, many of which are based on employee feedback.

Recognized in "Top 100 Global Most Loved Workplaces" by Newsweek (2025)

Recognized in "America's Best Large Employers" by Forbes (2025)

Recognized in multiple categories including Company Outlook, Leadership, Engineering, and Women by Comparably (2025)

Suppliers

We see our suppliers and supply chain practices as an important part of our corporate responsibility strategy. As such, through our Global Supplier Code of Conduct and other applicable corporate responsibility policies and practices, we communicate to suppliers our expectations for compliance regarding responsible business practices, labor standards, workplace health and safety conditions and environmental impact. During fiscal 2025, we maintained our affiliate membership in the Responsible Business Alliance.

Security and data protection are integral to the Palo Alto Networks mission and therefore are ingrained throughout our supply chain management and practices. More details on our information security and privacy practices are provided throughout this Proxy Statement. Knowing that a range of potential threats exist in the development and delivery of our next-generation firewalls, we have created a framework and processes to prevent potential risks and disruptions. These include ongoing periodic oversight and assessments of our contract manufacturers, original design manufacturing partners and direct material suppliers.

Communities

We leverage our threat intelligence and insights to help protect the digital world from cyberattacks, by helping security leaders and practitioners deepen their understanding of today's challenges in the digital world. Our findings and recommendations are free and shared widely, including trend reports, public research into threat actor groups, and other assessments on the latest cyber threats.

We also provide educational and philanthropic resources to equip and inspire the next generation of cyber defenders. We continue to have a Cybersecurity Academy, which provides a free curriculum of introductory-to-advanced cybersecurity courses for learning institutions around the world. In fiscal 2025, we invested in charitable organizations that have programs that increase access to safer cyber practices and create pathways to cyber careers.

Operating with Integrity

We operate with integrity throughout our business, building trust through accountability and delivering value to our stakeholders. It's the foundation of how we treat our shareholders, employees, business partners and customers. Integrity shows up in our processes, in the ways we conduct ourselves, and in how we apply our technology.

Oversight	Ethics and Compliance	Information Security & Privacy
We have a Board that consists of highly qualified leaders in their respective fields who provide corporate oversight	We hold ourselves to the highest standards of business conduct, adhering to robust ethics and compliance principles	We earn and maintain trust through business-wide safeguards

Oversight

Our Board brings deep expertise and leadership experience across strategy, finance, cybersecurity, compliance, risk management, and more. We maintain strong, independent oversight through robust governance structures, including through the Board's Governance and Sustainability Committee, which oversees our corporate responsibility strategy. Across our business, we uphold integrity, transparency, and accountability in how we operate. More details on oversight are provided throughout this Proxy Statement.

Ethics & Compliance

Our Code of Business Conduct and Ethics summarizes the ethical standards and key policies that guide the business conduct of our directors, officers, and employees. We updated the Code of Business Conduct and Ethics in fiscal 2025, making it more user-friendly and incorporating the latest compliance best practices and programs.

Employees receive annual online ethics training, with additional online and instructor-led training provided periodically. We also have a policy focused on respect in the workplace and a corresponding training which must be completed by new hires during onboarding, and by existing global employees every two years.

Suppliers and sales partners are expected to maintain the same ethical standards as we do. Our public Global Supplier Code of Conduct and Business Partner Code of Conduct apply to matters such as business interactions, manufacturing processes, and applicable laws. We also have a Global Anti-Corruption Policy that applies to employees, contractors, and third-party agents with whom we do business.

As we grow our AI capabilities, we recognize the need for transparency in the governance process that we follow in our AI development and deployment. Our Responsible Use of Artificial Intelligence Policy outlines six Responsible AI Principles that guide our development and use of AI technologies, both within our products and services and across our business operations. The policy also establishes the governance standards guiding all employees on decisions related to the incorporation of AI within our products and operations.

The Audit Committee of our Board of Directors is responsible for oversight of our Ethics and Compliance program. Our employees, customers, business partners, and members of communities where we operate can share their concerns and provide feedback, anonymously if they wish, through our publicly available Ethics Helpline. Our website also makes available our Human Rights Policy, Conflict Minerals Policy and Conflict Minerals Report, Human Trafficking & Anti-Slavery Statement, and Statement Under Fighting Against Forced Labour and Child Labour in Supply Chains Act.

Information Security & Privacy

The Security Committee of our Board (which is made up of all our independent directors and chaired by our Chief Product and Technology Officer) oversees our Company's security matters, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks. The Security Committee reports regularly to the Board and meets quarterly to review the program with our vice president acting as Chief Information Security Officer and other members of management. Our vice president acting as Chief Information Security Officer is responsible for defining, overseeing, managing, implementing, and reviewing compliance with our information security programs.

We maintain a formal, written information security program that includes a comprehensive set of policies, standards, and guidelines. These administrative, technical, and physical safeguards are designed to protect our business operations and ensure the confidentiality, integrity, and availability of our information systems and data. The program is based upon recognized security frameworks from the National Institute of Standards and Technology and aligns with the ISO/IEC 27000 series of standards. The program is assessed regularly and in light of new and emerging cybersecurity risks.

We provide regular training for educating employees about corporate policies and procedures and information security designed to provide our employees with knowledge of best practices and effective tools for safeguarding our data and assets and reducing security risks based on the human threat vector. Our information security compliance training, data protection training, and code of conduct training is mandatory for all employees. We also do role-based training, frequent awareness messages to the entire company, and multiple in-person learning experiences each year. We also have a phishing simulation training program, which provides experiential and remedial training. We engage external agencies to conduct background checks for personnel. We also maintain a security process to conduct appropriate due diligence prior to engaging contractors; assess the security capabilities of subcontractors on a periodic basis; and require subcontractors to adhere to our key information security policies and standards.

We also restrict, control and monitor physical areas where we process end-user data. We utilize data centers that operate in alignment with industry standards such as ISO 27001 and SSAE 16 or ISAE 3402.

We deploy and maintain a variety of technologies to prevent and detect cybersecurity threats across our network, endpoint and cloud. We also apply secure-by-design principles within our software development lifecycle, conduct regular security assessments for applications that process customer data, and actively track vulnerabilities in open-source software we utilize. In addition, our Operational Resilience team annually validates and tests business continuity plans, identifying and mitigating risks related to confidentiality, integrity, availability, and authenticity of information. As part of these programs, we conduct impact assessments and establish recovery strategies, including a comprehensive data breach and incident response plan.

Privacy is important to our customers and our dedication to protecting customers' privacy helps us build trust. Our privacy practices are informed by several key principles including:

- **Accountability.** We are responsible for the protection of personal information entrusted to us.
- **Transparency and Control.** We inform customers about the processing of their personal information and honor their preferences.
- **Third Parties Processing Data.** We choose vendors and suppliers we believe are trustworthy based on our due diligence of their security capabilities to process personal information and we require them to commit to adequate privacy and data security standards.
- **Privacy by Design.** We continue to build on this principle when designing and implementing products.
- **Data Integrity and Proportionality.** We collect personal information for specific and legitimate business purposes and store it safely and accurately.
- **Customer Benefit/Value for Customers.** We share with our customers the benefits and value we derive from processing their personal information.
- **Security.** We implement technical, organizational and security measures, including employee training, to ensure an appropriate level of security of the personal information we process.

Voting Roadmap

PROPOSAL 1

Election of Directors

Our Board is comprised of eleven members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following Class II directors have been nominated for election to the Board at the Annual Meeting:

- **John M. Donovan**
- **James J. Goetz**
- **Helle Thorning-Schmidt**

See Page 51

The Board recommends a vote **"FOR"** each of the nominees named above.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2026. EY has served as our independent registered public accounting firm since 2009.

See Page 69

The Board recommends a vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

PROPOSAL 3

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in the "Executive Compensation" section of this Proxy Statement.

See Page 72

The Board recommends a vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

PROPOSAL 4

Approve Amendment to Palo Alto Networks, Inc. 2021 Equity Incentive Plan

We are asking shareholders to approve an amendment to our 2021 Equity Incentive Plan to increase the number of shares of our common stock reserved for issuance under the 2021 Equity Incentive Plan. The ability to grant equity awards is crucial to recruiting and retaining the best personnel. If shareholders do not approve the amendment to our 2021 Equity Incentive Plan at the Annual Meeting, we may be unable to continue to grant equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

See Page 128

The Board recommends a vote **"FOR"** the approval of an amendment to our 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance.

PROPOSAL 5

Shareholder Proposal – Impact of Share Repurchases on Performance Metrics

We are asking shareholders to vote against a non-binding shareholder proposal, if properly presented at the Annual Meeting, for the adoption of a policy that financial performance metrics be adjusted, to the extent practicable, to exclude the impact of share repurchases when determining the amount or vesting of executive incentive compensation grants or awards. The Board believes that our current executive compensation policies and practices are appropriate and effective, serve the best interests of our shareholders, and advance the objectives of our executive compensation program by driving performance to create long-term shareholder value.

See Page 140

The Board recommends a vote **"AGAINST"** the approval of a shareholder proposal for the adoption of a policy that financial performance metrics be adjusted, to the extent practicable, to exclude the impact of share repurchases when determining the amount or vesting of executive incentive compensation grants or awards.

PROPOSAL 6

Shareholder Proposal – Elect Each Director Annually

We are asking shareholders to vote against a non-binding shareholder proposal, if properly presented at the Annual Meeting, to elect each member of our Board annually. The Board, together with the Governance and Sustainability Committee, has carefully considered the proposal, taking into account the history and purpose of the current classified board structure, our governance practices and current Board composition. For the reasons described further below, the Board continues to believe that retention of our classified structure is in our best interests and those of our shareholders at this time.

See Page 143

The Board recommends a vote **"AGAINST"** the approval of a shareholder proposal to elect each director annually.

PROPOSAL NO. 1

Election of Directors

Our Board is composed of eleven members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be apportioned among the three classes so that, as nearly as practicable, each class will consist of one-third of our directors. This classification of our Board may have the effect of delaying or preventing changes in control of the Company. At the 2025 Annual Meeting, proxies cannot be voted for a greater number of individuals than the three nominees named in this Proxy Statement. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's three nominees.

The following Class II directors have been nominated for election to the Board at the Annual Meeting:

- **John M. Donovan**
- **James J. Goetz**
- **Helle Thorning-Schmidt**

The sections *"Board Skills and Experience Matrix"* and *"Directors"* of this Proxy Statement contain information about skills and experiences that helped the Governance and Sustainability Committee and our Board determine that these nominees should serve as directors of the Company.

Mr. Hamers is not standing for reelection at the 2025 Annual Meeting and will cease to be a director when his term expires at the conclusion of the 2025 Annual Meeting.

REQUIRED VOTE

We have a majority voting standard for uncontested elections of directors. Each director nominee is elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.

Pursuant to our Corporate Governance Guidelines, a director shall promptly tender his or her resignation if he or she fails to receive the required number of votes for re-election. The resignation will be effective only upon acceptance by the Board. The Governance and Sustainability Committee will promptly consider the tendered resignation to determine whether to recommend that our Board accept the director's resignation, or take other action, and will submit such recommendation for prompt consideration by our Board. Our Board may accept the resignation, refuse the resignation, or refuse the resignation subject to such conditions as our Board may impose. The Board will act within 90 days following certification of the shareholder vote and will promptly publicly disclose its decision in a filing with the SEC. Additional details about this process are specified in our Corporate Governance Guidelines, which are available on our Investor Relations website at https://investors.paloaltonetworks.com.

If you are a shareholder of record and you sign the accompanying proxy card, or vote by telephone or over the Internet, but do not give instructions for the voting of directors, your shares will be voted "For" the re-election of John M. Donovan, James J. Goetz, and Helle Thorning-Schmidt. We expect that each of John M. Donovan, James J. Goetz, and Helle Thorning-Schmidt will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our Board to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on the accompanying proxy card or when you vote by telephone or over the Internet. If you are a street name shareholder and you do not give voting instructions to your broker or nominee, your shares will not be voted on this matter.

Recommendation of the Board

The Board recommends that you vote **"FOR"** each of the director nominees named above.

Director Tenure and Refreshment

The Board believes that a mix of long-and shorter-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess, and the fresh perspectives contributed by newer directors. With the additions of seven new directors since fiscal 2019 (six of whom are currently serving), we have added directors who have brought their experiences and fresh perspectives to our Board's deliberations. In addition, all but one of the directors added since fiscal 2019 have been independent, further demonstrating our commitment to robust independent director oversight.

As of August 15, 2025, our independent directors have served an average of eight years on the Board*. Overall, our full Board, including both independent and non-independent directors, have an average tenure of 7.2 years*. We believe that this mix of tenure on the Board represents a collection of individuals with both new perspectives and deep institutional knowledge.

Board Makeup

Our Corporate Governance Guidelines embody our Board's commitment to actively seek out director candidates who possess varied backgrounds, experiences, perspectives, and skills. Our Board believes representation of diverse perspectives on these broad principles expands the Board's understanding of the needs and viewpoints of our customers, partners, employees and other stakeholders worldwide.

DIRECTOR TENURE*

8.0 years

(independent directors)

7.2 years

(all directors)

Since beginning of 2019:

6

new independent directors (5 of whom are currently serving)

BOARD INDEPENDENCE*


82%

82% of our directors are independent

* Board statistics shown above and discussed on this page under "—*Director Tenure and Refreshment*" are measured as of August 15, 2025 and are inclusive of Mr. Hamers who is not standing for reelection at the Annual Meeting.

Board Skills and Experience Matrix

Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the Company and that enable them to provide oversight of management to ensure accountability to our shareholders. The Board and the Governance and Sustainability Committee believe the skills, qualities, attributes, experience and breadth of backgrounds of our directors provide us with a range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders.

	Arora	Bawa	Donovan	Eschenbach	Goetz	Hamers*	Key	Klarich	McCarthy	Thorning-Schmidt	Twohill	Total
Industry and IT/Technical Expertise Deep insight in the cybersecurity and IT technology industry to oversee our business and the risks we face	✓	✓	✓	✓	✓			✓				6
Senior Leadership Experience Experience in senior leadership positions to analyze, advise and oversee management in decision making, operations, policies and risk oversight	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Financial Knowledge and Expertise Knowledge of financial markets, financing and accounting and financial reporting processes	✓	✓	✓	✓	✓	✓	✓		✓		✓	9
Backgrounds and Experiences Backgrounds and experiences providing unique perspectives and enhancing decision-making	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Cybersecurity / Information Security / Security Expertise to oversee cybersecurity, privacy, and information security management and risk	✓	✓	✓	✓	✓			✓				6
Sales, Marketing and Brand Management Experience Sales, marketing, and brand management experience to provide expertise and guidance to grow sales and enhance our brand	✓		✓	✓		✓		✓			✓	6
Global/International Experience Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	10
Risk Management Experience in risk oversight and management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Emerging Technologies and Business Models Experience Experience identifying and developing emerging technologies and business models to advise, analyze and strategize regarding emerging technologies, business models and potential acquisitions	✓	✓	✓	✓	✓	✓	✓	✓			✓	9
Human Capital Management Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Public Company Board Experience and Corporate Governance Experience to understand the dynamics and operation of a public company, and corporate governance requirements and compliance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11

* Mr. Hamers is not standing for reelection at our 2025 Annual Meeting.

Directors

Nominee Directors



John M. Donovan | 64

LEAD INDEPENDENT DIRECTOR

Director Since: 2012

Committee Memberships:

- Compensation and People Committee
- Governance and Sustainability Committee (Co-Chair)
- Security Committee
- Corporate Development Committee (Chair)

Other Current Public Company Boards:
Lockheed Martin Corporation

Skills and Experience:

BACKGROUND

John M. Donovan has served as a member of our Board since September 2012. Since May 2019, Mr. Donovan has served as Chair of The President's National Security Telecommunications Advisory Committee. Mr. Donovan worked at AT&T Inc., a provider of telecommunication services, since April 2008, first as Chief Technology Officer and subsequently as Chief Executive Officer—AT&T Communications until his resignation, effective October 1, 2019. From November 2006 to April 2008, Mr. Donovan was Executive Vice President of Product, Sales, Marketing and Operations at Verisign. From November 2000 to November 2006, Mr. Donovan served as Chair and CEO of inCode Telecom Group Inc., a provider of strategy and consulting services to the telecommunications industry. Prior to joining inCode, Mr. Donovan was a Partner with Deloitte Consulting where he was the Americas industry practice director for telecommunications. Mr. Donovan serves on the board of directors of Lockheed Martin Corporation, an aerospace, defense and technology company. Mr. Donovan holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from the University of Minnesota.

QUALIFICATIONS AND EXPERIENCE

Mr. Donovan was selected to serve on our Board because of his technical knowledge and extensive business leadership, management, operations and risk management oversight experience, as a result of serving as the Chief Technology Officer and later the Chief Executive Officer of AT&T Communications. He is skilled in overseeing global information, software development, supply chain, network operations and big data organizations and has expertise in cybersecurity, artificial intelligence and machine learning.

Industry and IT/Technical · Senior Leadership · Financial · Varied Backgrounds and Experiences · Cybersecurity · Sales, Marketing and Brand Management

Global/International · Risk Management · Emerging Technologies and Business Models · Human Capital Management · Public Company Board Experience



James J. Goetz | 59

INDEPENDENT

Director Since: 2005

Committee Memberships:
- Audit Committee
- Corporate Development Committee
- Security Committee

Other Current Public Company Boards:
Intel Corporation

Skills and Experience:

BACKGROUND

James J. Goetz has served as a member of our Board since April 2005. Mr. Goetz has been a Partner of Sequoia Capital Operations, LLC, a venture capital firm, since June 2004, where he focuses on cloud, mobile, and enterprise companies. Mr. Goetz currently serves on the board of directors of Intel Corporation and several privately held companies. Mr. Goetz has previously served on the boards of directors of Barracuda Networks, Inc., a data security and storage company from 2009 to 2017, Nimble Storage, Inc., a data storage company, from 2007 to 2017, Jive Software, Inc., a provider of social business software, from 2007 until 2015, and Ruckus Wireless, Inc., a manufacturer of wireless (Wi-Fi) networking equipment, from 2012 until 2015. Mr. Goetz holds an M.S. in Electrical Engineering with a concentration in Computer Networking from Stanford University and a B.S. in Electrical Engineering with a concentration in Computer Engineering from the University of Cincinnati.

QUALIFICATIONS AND EXPERIENCE

Mr. Goetz was selected to serve on our Board because of his senior leadership, technology, information technology (IT), business development and cybersecurity experience, and knowledge of emerging technologies, arising from his experience as a partner of a venture capital firm, where he focuses on cloud mobile, and enterprise technology investments, as well as providing guidance and counsel to a wide variety of technology companies. He also brings his experience as a senior management leader in network, data security and storage, software, and manufacturing companies, through various senior roles and other board experiences. Mr. Goetz also has extensive public company board experience.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience



Helle Thorning-Schmidt | 58

INDEPENDENT

Director Since: 2025

Committee Memberships:
- Governance and Sustainability Committee
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

BACKGROUND

Helle Thorning-Schmidt has served as a member of our Board since February 2025. Our Governance and Sustainability Committee, with input from our Chair and independent directors, identified Ms. Thorning-Schmidt as a potential director candidate and recommended her to our Board. Ms. Thorning-Schmidt served as the Chief Executive of Save the Children International from April 2016 to June 2019. She previously served as a Member of Danish Parliament and the leader of the Social Democratic Party in Denmark from 2005 to 2015 and as the Prime Minister of Denmark from 2011 to 2015. She currently serves as a board member of a number of companies, including Vestas Wind Systems A/S, a Danish wind turbine manufacturer and leader in sustainable energy, since 2019, and Neurons Inc. ApS, a Danish consumer neuroscience company, since 2023. Ms. Thorning-Schmidt has also served as Co-Chair of The Oversight Board, a precedent-setting content moderation body established by Meta Platforms, Inc., since 2020, and the advisory board of Vista Equity Partners Management, LLC, an American investment firm, since January 2022. Ms. Thorning-Schmidt holds a Master's Degree in Political Science from the University of Copenhagen and a Master's Degree in European Studies from the College of Europe in Bruges.

QUALIFICATIONS AND EXPERIENCE

Ms. Thorning-Schmidt was selected to serve on our Board due to her senior leadership experience and her background in international policy-making functions. She brings extensive experience and unique insights regarding international risk management, human capital management, and corporate governance from her varied experiences as a former prime minister, serving as chief executive of a charitable organization, and serving on various boards.

Industry and IT/Technical
Senior Leadership
Financial
Varied Backgrounds and Experiences
Cybersecurity
Sales, Marketing and Brand Management
Global/International
Risk Management
Emerging Technologies and Business Models
Human Capital Management
Public Company Board Experience

Continuing Directors



Nikesh Arora | 57

Director Since: 2018

Committee Memberships:
- Corporate Development Committee

Other Current Public Company Boards:
- Compagnie Financière Richemont
- Uber Technologies, Inc.

Skills and Experience:

BACKGROUND

Nikesh Arora has served as the Chair of our Board and Chief Executive Officer since June 2018. Prior to joining us, from 2016 through 2018 Mr. Arora was an angel investor and from June 2016 through December 2017, Mr. Arora served as an advisor to SoftBank Group Corp., a multinational conglomerate company (“SoftBank”). From July 2015 through June 2016, Mr. Arora served as president and chief operating officer of SoftBank and from July 2014 through June 2015, Mr. Arora served as vice chair and chief executive officer of SoftBank Internet and Media, a subsidiary of SoftBank. Prior to SoftBank, from December 2004 through July 2014, Mr. Arora held multiple senior leadership operating roles at Google, Inc., including serving as senior vice president and chief business officer, from January 2011 to June 2014. Mr. Arora also serves on the board of Uber Technologies, Inc., a global transportation and delivery technology company, and as a non-executive director of Compagnie Financiere Richemont S.A., a public Switzerland-based luxury goods holding company. Mr. Arora previously served on the boards of Sprint Corp., a communications services company, from November 2014 to June 2016, Colgate-Palmolive Company, a worldwide consumer products company focused on the production, distribution and provision of household, health care and personal care products, from March 2012 to September 2014, SoftBank from 2014 to 2016, and Yahoo! Japan, an internet company, from 2015 to 2016. Mr. Arora holds an M.S. in Business Administration from Northeastern University, an M.S. in Finance from Boston College, and a B.Tech in electrical engineering from the Institute of Technology at Banaras Hindu University.

QUALIFICATIONS AND EXPERIENCE

Mr. Arora was chosen to serve on our Board due to his leadership skills and experience as the chief architect of the Company’s strategic vision, as well as his thorough knowledge of all aspects of our business. Through his extensive career in executive leadership, he brings expertise in leading and scaling technology businesses, risk management oversight, and in-depth knowledge of the cybersecurity and technology sectors.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management | Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience



Aparna Bawa | 47

INDEPENDENT

Director Since: 2021

Committee Memberships:
- Audit Committee
- Compensation and People Committee
- Security Committee
- Corporate Development Committee

Other Current Public Company Boards:
None

Skills and Experience:

BACKGROUND

Aparna Bawa has served as a member of our Board since May 2021. Ms. Bawa has served as the Chief Operating Officer of Zoom Video Communications, Inc., a video communications company, since May 2020 and its Secretary since February 2024. Ms. Bawa served as Zoom's Chief Legal Officer from August 2019 to May 2020, its General Counsel from September 2018 to May 2020 and its Secretary from December 2018 to November 2020. Prior to Zoom Video Communications, Ms. Bawa served as Senior Vice President and General Counsel of Magento, Inc., an e-commerce platform company, from June 2017 until its acquisition by Adobe Inc. in June 2018. From November 2012 to May 2017, Ms. Bawa served as Vice President, General Counsel and Secretary of Nimble Storage, Inc., an enterprise flash storage company, which was acquired by Hewlett Packard Enterprise in April 2017. Ms. Bawa holds a B.Sc. in Accounting from Marquette University and a J.D. from Harvard Law School.

QUALIFICATIONS AND EXPERIENCE

Ms. Bawa was selected to serve on our Board due to her senior leadership and management experience at public technology companies, risk management oversight expertise, and legal and business operations expertise. She has extensive experience in technology companies.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience



Carl Eschenbach | 58

INDEPENDENT

Director Since: 2013

Committee Memberships:
- Security Committee

Other Current Public Company Boards:
Workday, Inc.

Skills and Experience:

BACKGROUND

Carl Eschenbach has served as a member of our Board since May 2013. Mr. Eschenbach is CEO of Workday, Inc., an on-demand financial management and human capital management software vendor, a position he has held since December 2022. Prior to Workday, Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, since April 2016. Prior to joining Sequoia Capital Operations, LLC, Mr. Eschenbach served as Chief Operating Officer and President of VMware, Inc., a provider of cloud and virtualization software and services, a role he held from December 2012 to February 2016. Mr. Eschenbach previously served as VMware's President and Chief Operating Officer from April 2012 to December 2012, as VMware's Co-President, Customer Operations from January 2011 to April 2012 and as VMware's Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. Mr. Eschenbach also held various sales management positions with 3Com Corporation, Lucent Technologies Inc. and EMC. Mr. Eschenbach currently serves on the board of Workday, Inc. Mr. Eschenbach received an electronics technician diploma from DeVry University.

QUALIFICATIONS AND EXPERIENCE

Mr. Eschenbach was selected to serve on our Board because of his extensive experience in the technology industry and his public company management experience as an executive. He brings to our Board over 30 years of operational and sales experience in the technology industry, and has extensive experience in risk management oversight and scaling large organizations, as well as a deep knowledge of high-growth companies. Mr. Eschenbach also has extensive public company board experience.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience



Right Honorable Sir John Key | 64

INDEPENDENT

Director Since: 2019

Committee Memberships:
- Audit Committee
- Compensation and People Committee (Chair)
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

BACKGROUND

Right Honorable Sir John Key has served as a member of our Board since April 2019. Sir John was a Member of Parliament for Helensville in New Zealand until April 2017. Sir John served as Prime Minister of New Zealand from November 2008 to December 2016 having commenced his political career as a Member of Parliament for Helensville in July 2002. Prior to his political career, he had a nearly twenty-year career in international finance, primarily for Bankers Trust of New Zealand and Merrill Lynch in Singapore, London and Sydney. Sir John serves on the board of directors of several privately held companies. He previously served on the board of directors of Air New Zealand Limited, a public airline, from 2017 to 2020 and ANZ Bank New Zealand Ltd and was also a member of the board of directors of the parent Australia & New Zealand Banking Group Ltd, a public bank that provides various banking and financial products and services, from 2018 to 2024. Sir John has a Bachelor of Commerce in Accounting from the University of Canterbury.

QUALIFICATIONS AND EXPERIENCE

Sir John was selected to serve on our Board due to his global business leadership and extensive financial, capital markets, and management expertise as former Prime Minister of New Zealand, his extensive background in foreign affairs, and his career in investment banking and finance. He brings extensive experience in policy-making and a global business perspective from his experience and service on other boards, which is especially valuable to us as we grow internationally.

Industry and IT/Technical · Senior Leadership · Financial · Varied Backgrounds and Experiences · Cybersecurity · Sales, Marketing and Brand Management

Global/International · Risk Management · Emerging Technologies and Business Models · Human Capital Management · Public Company Board Experience



Lee Klarich | 50

Director Since: 2025

Committee Memberships:
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

BACKGROUND

Lee Klarich has served as our Chief Product and Technology Officer and a member of our Board since August 2025. Since early product inception in 2006, Lee Klarich has served as the head of product management at Palo Alto Networks, overseeing the product strategy and roadmap and playing a key role in delivering our Next-Generation Security Platform. In August 2025, he became Chief Product and Technology Officer with responsibility for driving our technology vision and leading both the engineering and product organizations. Prior to that appointment, he served as our Chief Product Officer since August 2017, as our Executive Vice President of Product Management from November 2015 to August 2017, as our Senior Vice President, Product Management from November 2012 to November 2015, and as our Vice President, Product Management from May 2006 to November 2012

Prior to Palo Alto Networks, he was the director of product management for Juniper Networks, where he was responsible for firewall/VPN platforms and software. He joined Juniper Networks through the NetScreen Technologies acquisition, where he managed the same product line. Previously, he held various positions at Excite@Home and Packard Bell-NEC. He holds a bachelor's degree in engineering from Cornell University.

QUALIFICATIONS AND EXPERIENCE

Mr. Klarich has been a senior leader at Palo Alto Networks since 2006. Mr. Klarich was selected to serve on our Board due to his deep technical expertise, intimate knowledge of our products, and industry experience. He has an in-depth knowledge of the technology and cybersecurity industries and our product development vision, having been instrumental in driving our Company's product strategy and innovation. He brings senior leadership experience, operational experience, risk management oversight experience, and emerging technologies experience.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience



Mary Pat McCarthy | 70

INDEPENDENT

Director Since: 2016

Committee Memberships:
- Audit Committee (Chair)
- Security Committee
- Corporate Development Committee

Other Current Public Company Boards:
Micron Technology, Inc.

Skills and Experience:

BACKGROUND

Mary Pat McCarthy has served as a member of our Board since October 2016. Ms. McCarthy, now retired, served as Vice Chair of KPMG LLP, the U.S. member firm of the global audit, tax and advisory services firm, until 2011 after attaining such position in 1998. She joined KPMG LLP in 1977 and became a partner in 1987. She held numerous senior leadership positions in the firm, including Executive Director of the KPMG Audit Committee Institute from 2008 to 2011, Leader of the KPMG Client Care program from 2007 to 2008, U.S. Leader, Industries and Markets from 2005 to 2006, and Global Leader, Information, Communication and Entertainment Practice from 1998 to 2004. Ms. McCarthy also served on KPMG's Management and Operations Committees. Ms. McCarthy earned a Bachelor of Science degree in Business Administration from Creighton University and completed the University of Pennsylvania Wharton School's KPMG International Development Program. Ms. McCarthy serves as a director of Micron Technology, Inc., a producer of semiconductor devices and previously served on the board of directors of Mutual of Omaha, an insurance company, from 2012 to 2018 and Andeavor Corporation (formerly Tesoro Corporation), a global energy corporation from 2012 to 2018.

QUALIFICATIONS AND EXPERIENCE

Ms. McCarthy was selected to serve on our Board because of her deep technical expertise in financial and accounting matters from her experience as the Vice Chair of KPMG LLP, advising numerous companies on financial and accounting matters, as well as her leadership experience as a member of management at KPMG. She is an "audit committee financial expert" with over 40 years of experience in finance, operations and risk management oversight of technology companies, particularly publicly traded companies with knowledge of complex global financial and business matters. In addition, she brings a global business perspective and contributes valuable insights and perspectives to our business and operations from her service on other boards.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience



Lorraine Twohill | 54

INDEPENDENT

Director Since: 2019

Committee Membership:
- Governance and Sustainability Committee (Co-Chair)
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

BACKGROUND

Lorraine Twohill has served as a member of our Board of directors since April 2019. Ms. Twohill currently serves as Google LLC's (formerly Google, Inc.) Chief Marketing Officer, a position she has held since June 2009. From July 2003 until June 2009, Ms. Twohill served as Google's Head of Marketing Europe, Middle East and Africa. Ms. Twohill previously served on the board of directors of Williams-Sonoma, Inc., a consumer retail company that sells kitchenwares and home furnishings, from January 2012 until May 2017. Ms. Twohill holds joint honours degrees in International Marketing and Languages from Dublin City University.

QUALIFICATIONS AND EXPERIENCE

Ms. Twohill was selected to serve on our Board due to her leadership skills and extensive marketing knowledge, with over 25 years of experience. She has deep management and business operations experience, as well as risk management oversight experience. She provides the Board with valuable insights into brand management and the global issues facing technology companies today.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience

Director Not Standing for Reelection



Ralph Hamers | 59

INDEPENDENT

Director Since: 2025

Committee Memberships:
- Audit Committee
- Security Committee

Other Current Public Company Boards:
None

Skills and Experience:

BACKGROUND

Ralph Hamers has served as a member of our Board since February 2025. Our Governance and Sustainability Committee, with input from our Chair and independent directors, identified Mr. Hamers as a potential director candidate and recommended him to our Board. Mr. Hamers served as Chief Executive Officer of Swiss bank UBS Group AG from September 2020 to April 2023 and subsequently as a Senior Advisor to the CEO from April 2023 to September 2023. He previously served as Chief Executive Officer of Dutch bank ING Group from October 2013 to June 2020. Mr. Hamers served as a board member for the Institute of International Finance, a trade group for the global financial services industry, from 2013 to 2023. Mr. Hamers holds a Master's of Science Degree in Business Econometrics & Operations Research from Tilburg University.

QUALIFICATIONS AND EXPERIENCE

Mr. Hamers was selected to serve on our Board due to his senior leadership experience as Chief Executive Officer at two separate large multi-national bank and financial services companies. He has extensive financial knowledge and expertise as well as risk management, international, and corporate governance experience.

Industry and IT/Technical | Senior Leadership | Financial | Varied Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Risk Management | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience

Identification and Evaluation of Director Nominees

Our Governance and Sustainability Committee uses a variety of methods for identifying and evaluating director nominees. The Governance and Sustainability Committee regularly assesses the appropriate size, composition and needs of our Board and its respective committees, and the qualification of candidates considering these needs. Some of the qualifications that our Governance and Sustainability Committee considers include issues of character, integrity, judgment, experience of relevance to us and the Board, independence, age, areas of expertise, potential conflicts of interest, and other commitments. These factors may be weighted differently depending on the individual being considered or the needs of the Board at the time.

Nominees must also be able to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available, in the judgment of our Governance and Sustainability Committee, to perform all Board and committee responsibilities. Members of our Board are expected to prepare for, attend, and actively participate in all Board and applicable committee meetings.

There is no stated minimum criteria for director nominees, although our Governance and Sustainability Committee maintains a documented candidate selection process, which contains certain guidelines for selection criteria, and provides that they may also consider such other factors as it may deem, from time to time, are in our Company's and our shareholders' best interests. In furtherance of this, our Governance and Sustainability Committee seeks to balance the background and experience of the members of the Board by ensuring that the following categories of criteria, among others, are collectively represented by our Board members: relevant industry and technical expertise; senior leadership experience; financial knowledge and expertise; expertise to oversee cybersecurity, information security, and security management and risk; sales, marketing and brand management experience; global business experience; risk management experience; experience with emerging technologies; human capital management experience; and public company board and corporate governance. Our Governance and Sustainability Committee will also seek appropriate input from our Chief Executive Officer, from time to time, in assessing the needs of our Board for relevant background, experience, and skills of its members.

Our Governance and Sustainability Committee considers varied perspectives, experiences, and expertise in connection with its evaluation of director candidates, including the evaluation and determination of whether to re-nominate incumbent directors. The committee also considers these and other factors as it oversees the annual Board and committee evaluations. The committee seeks qualified and director candidates with varied backgrounds. Any search firm retained by the committee to find director candidates would be instructed to account for these considerations.

Shareholder Recommendations for Nominations to the Board of Directors

Our Governance and Sustainability Committee will consider candidates for directors recommended by shareholders, so long as such recommendations comply with our certificate of incorporation, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by The Nasdaq Stock Market ("Nasdaq") and the SEC. The Governance and Sustainability Committee will evaluate the recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our Board includes members with varied backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible shareholders wishing to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include information about the candidate, a statement of support by the recommending shareholder, evidence of the recommending shareholder's ownership of our common stock and a signed letter from the candidate confirming willingness to serve on our Board. Our Governance and Sustainability Committee has discretion to decide which individuals to recommend for nomination as directors.

Director Independence

Our common stock is listed on Nasdaq. Under Nasdaq listing standards, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent, and that the nomination of all directors be by either a majority of its independent directors or a committee composed solely of independent directors. Under Nasdaq regulations, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship with the listed company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing standards. In order to be considered independent for purposes of Rule 10A-3, a member of a listed company's audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and Nasdaq listing standards. In order for a member of a listed company's compensation committee to be considered independent for purposes of Nasdaq listing standards, the listed company's board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the listed company to such director; and (2) whether such director is affiliated with the listed company, a subsidiary of the listed company, or an affiliate of a subsidiary of the listed company.

Our Board has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that each of Mmes. Bawa, McCarthy, Thorning-Schmidt and Twohill, and each of Messrs. Donovan, Eschenbach, Goetz, Hamers and Rt Hon Sir John Key do not have a material relationship with our Company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and Nasdaq listing standards. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled "*Related Person Transactions*." There are no family relationships among any of the Company's directors or executive officers.

Director Compensation

Our Board, upon recommendation of the Governance and Sustainability Committee, has approved an Outside Director Compensation Policy (as amended, the "Director Compensation Policy") for the compensation of the non-employee members of our Board. The Director Compensation Policy is designed to attract, retain and reward these individuals and align their financial interests with those of our shareholders. There is no cash compensation paid under the Director Compensation Policy. No directors who are also employees of the Company are permitted to receive compensation under the Director Compensation Policy, even if an employee director serves in a role described by the policy.

In February 2025, after considering a competitive market analysis provided by the Board's independent compensation consultant, the Board determined, upon recommendation of the Governance and Sustainability Committee, to amend the Director Compensation Policy to make certain increases in the value of the annual award and certain of the committee awards as described below.

Initial Award. Under the Director Compensation Policy, when an eligible director initially joins our Board, the eligible director receives an initial award of restricted stock units for shares of our common stock ("RSUs") having a value of $1 million, which is granted on or about the tenth day of the month following the month in which the eligible director becomes a member of our Board. This initial award will vest as to one third of the shares covered by the RSU award on the first anniversary of the applicable vest start date, and the remaining shares covered by the RSU award will vest quarterly over the following two years with the last vest date to be on the third anniversary of the applicable vest start date, subject to the director's continued service as of each such date.

The number of shares subject to an initial award is determined by dividing the stated dollar value for such initial award by the straight average closing price of the Company's common stock over the month prior to the month in which the grant is made. The vest start date for initial awards will be the first day of the month that contains the grant date of such award.

Annual Awards. Under the Director Compensation Policy, at each annual meeting of shareholders:

- *Director Retainer Award.* Each eligible director receives an annual RSU award having a value equal to $320,000.
- *Lead Independent Director Award.* Our Lead Independent Director receives an additional annual RSU award having a value equal to $50,000,
- *Committee Awards.* The eligible chairpersons and members of four of our five standing Board committees will receive additional annual RSU awards for committee service having the values shown in the graphic below. Any eligible director who serves as chairperson of a committee is not entitled to a committee member retainer for the same committee. No additional compensation is paid for serving on the Corporate Development Committee of the Board.

These annual award amounts are illustrated in the graphic below.


$320,000
Annual Award
Lead Independent Director
$50,000
Audit Committee Chair
$75,000
Audit Committee Member
$30,000
Compensation and People Committee Chair
$50,000
Compensation and People Committee Member
$25,000
Governance and Sustainability Committee Chair
$50,000
Governance and Sustainability Committee Member
$20,000
Security Committee Chair
$50,000
Security Committee Member
$50,000

A single RSU grant is made to a director to cover the value of all annual awards an eligible director is entitled to under the Director Compensation Policy. To be eligible to receive any annual award, a director must have served on the Board for at least nine months prior to the date of the relevant annual meeting of our shareholders.

The number of shares subject to annual awards is determined by taking the sum of the stated dollar values for all the awards to be granted to the relevant director and dividing the sum by the straight average closing price of our common stock on during the 30 calendar days ending on and including the trading day immediately prior to the date of the Annual Meeting. Annual RSU awards will vest quarterly over a period of one year ending on the earlier to occur of the one-year anniversary of the vest start date and immediately prior to the annual meeting occurring in the year after the date of grant, subject to the director's continued service as of each such date. The vest start date for annual awards will be December 1st of the year that includes the grant date.

Fiscal 2025 Director Compensation Table

The following table presents summary information regarding the compensation paid to our non-employee directors for our fiscal year ended July 31, 2025.

Director	Stock Awards[1]	Total
Aparna Bawa[2]	$381,185	$381,185
John M. Donovan[2]	$425,618	$425,618
Carl Eschenbach[2]	$346,497	$346,497
Dr. Helene D. Gayle[2]	$356,630	$356,630
James J. Goetz[3]	$—	$—
Ralph Hamers	$925,247	$925,247
Rt Hon Sir John Key[2]	$390,929	$390,929
Mary Pat McCarthy[2]	$381,185	$381,185
Helle Thorning-Schmidt	$925,247	$925,247
Lorraine Twohill[2]	$361,308	$361,308

(1) The amounts reported in this column represent the aggregate grant date fair value of each RSU award during our fiscal 2025 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. These amounts do not necessarily correspond to the actual value that may be recognized by the director upon the vesting of such awards.

(2) As of July 31, 2025, Ms. Bawa held 978 RSUs, Mr. Donovan held 1,092 RSUs, Mr. Eschenbach held 890 RSUs, Mr. Hamers held 5,171 RSUs, Rt Hon Sir John Key held 1,004 RSUs, Ms. McCarthy held 978 RSUs, Ms. Thorning-Schmidt held 5,171 RSUs, and Ms. Twohill held 928 RSUs. Dr. Gayle resigned from our Board in December 2024.

(3) Mr. Goetz receives no awards under the Director Compensation Policy.

Director Stock Ownership Guidelines

Our Board believes that our directors should hold a meaningful financial stake in our Company in order to further align their interests with those of our shareholders and therefore adopted stock ownership guidelines in fiscal 2017. Under the guidelines, each non-employee director must own Company stock with a value of five times the annual retainer for board service within five years of such director's initial appointment or election date. As of September 15, 2025, all of our non-employee directors comply with our stock ownership guidelines.

Director Attendance

During our fiscal year ended July 31, 2025, the Board held nine meetings (including regularly scheduled and special meetings). No director attended fewer than 75% of the total number of meetings of the Board and the committees of which he or she was a member, with the exception of Ms. Bawa who attended 73% of 26 possible meetings.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of shareholders, we encourage, but do not require, our directors to attend. Half of our directors at the time of the 2024 Annual Meeting of Shareholders attended our 2024 Annual Meeting of Shareholders, either in person, telephonically or by video conference.

PROPOSAL NO. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2026. EY has served as our independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending July 31, 2026. Our Audit Committee is submitting the selection of EY to our shareholders because we value our shareholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from our shareholders.

Notwithstanding the selection of EY and even if our shareholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of Palo Alto Networks and its shareholders. If our shareholders do not ratify the appointment of EY, our Audit Committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by EY for our fiscal years ended July 31, 2024 and 2025.

	2024	**2025**
Audit Fees(1)	$6,980,000	$7,059,000
Audit-Related Fees(2)	—	$16,000
Tax Fees(3)	$1,347,000	$1,399,000
All Other Fees(4)	11,000	$12,000
Total	$8,338,000	$8,486,000

(1) Audit Fees consist of professional services rendered in connection with (a) the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, (b) review of our quarterly consolidated financial statements presented in our Quarterly Reports on Form 10-Q, (c) professional services provided for new and existing statutory audits of subsidiaries or affiliates of the Company, and (d) other regulatory filings.

(2) Audit-Related fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include acquisition due diligence services, technical accounting guidance and other attestation services.

(3) Tax Fees consist of fees for professional services for federal, state and international tax compliance and tax planning.

(4) All Other Fees includes fees for professional services other than these services reported above. These services specifically relate to subscriptions to an accounting regulatory database.

Auditor Independence

In our fiscal year ended July 31, 2025, there were no other professional services provided by EY that would have required our Audit Committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board (the "PCAOB") regarding auditor independence, our Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a detailed description of services expected to be rendered during that year for each of the following categories of services to our Audit Committee for approval:

- **Audit services.** Audit services include work performed for the audit of our financial statements and the review of financial statements included in our quarterly reports, as well as subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on our consolidated financial statements.
- **Audit-related services.** Audit-related services are for assurance and related services that are (1) reasonably related to the performance of the audit or review of our financial statements, (2) are traditionally performed by our independent registered public accounting firm, and (3) not covered above under "audit services."
- **Tax services.** Tax services include all services performed by the independent registered public accounting firm's tax personnel for tax compliance, tax advice and tax planning.
- **Other services.** Other services are those services not described in the other categories.

Our Audit Committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and our Audit Committee requires our independent registered public accounting firm and management to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, (a) if the additional services do not require specific approval by the Audit Committee, a detailed description of the services will be submitted to our Chief Financial Officer or Chief Accounting Officer, who will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee and the Audit Committee will be informed on a timely basis of any such services rendered by the independent auditor, or (b) if the additional services require specific approval by the Audit Committee, they will be submitted for pre-approval to the Audit Committee by both the independent auditor and our Chief Financial Officer or Chief Accounting Officer, and shall only be submitted if the independent auditor and such officer mutually agree that the request or application is consistent with the SEC's rules on auditor independence. All fees paid to EY for our fiscal year ended July 31, 2025 were pre-approved by our Audit Committee.

REQUIRED VOTE

The ratification of the appointment of EY as our independent registered public accounting firm requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions are treated as shares present virtually or by proxy and entitled to vote at the Annual Meeting and, therefore, will have the same effect as a vote "Against" this proposal. Any broker non-votes will have no effect on the outcome of the vote.

Recommendation of the Board

The Board recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

Report of the Audit Committee

The Audit Committee consists of our directors Ms. McCarthy, Ms. Bawa, Mr. Goetz, Mr. Hamers, and the Rt Hon Sir John Key. Each member of the Audit Committee meets the independence criteria prescribed by the applicable rules and regulations of the SEC for audit committee membership and is an "independent director" within the meaning of applicable listing standards of Nasdaq. Each Audit Committee member meets Nasdaq's financial sophistication requirements, and the Board has further determined that Ms. McCarthy is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Investor Relations portion of our website, which can be located at: https://investors.paloaltonetworks.com/. The composition of the Audit Committee, the attributes of its members, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

The Audit Committee assists our Board in the Board's oversight and monitoring of:

- Accounting and financial reporting processes and internal controls, as well as the audit and integrity of our financial statements;
- The qualifications, independence and performance of our independent registered public accounting firm;
- The performance of our internal audit function;
- Compliance with applicable law; and
- Risk assessment and risk management pertaining to financial, accounting and tax matters of the Company.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, EY, is responsible for auditing these financial statements and the Audit Committee oversees these activities. It is not the responsibility of the Audit Committee to prepare or certify our financial statements or guarantee the audits or reports of the independent auditors. These are the fundamental responsibilities of management and our independent registered public accounting firm.

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by EY. In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management and EY;
- Discussed with EY the applicable requirements of the PCAOB and the SEC; and
- Received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2025, for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board:

Mary Pat McCarthy (Chair)
Aparna Bawa
James J. Goetz
Ralph Hamers
Rt Hon Sir John Key

PROPOSAL NO. 3

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the rules and regulations of the SEC in the "Executive Compensation" section of this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our Compensation and People Committee or our Board. The Say-on-Pay vote will, however, provide information to us regarding shareholder sentiment about our executive compensation philosophy, policies and practices, which our Compensation and People Committee will be able to consider when determining executive compensation in the future. Our Board and our Compensation and People Committee value the opinions of our shareholders and, to the extent there is any significant vote against the compensation of our named executive officers as disclosed in this Proxy Statement, we will endeavor to communicate with shareholders to better understand the concerns that influenced the vote and our Compensation and People Committee will evaluate whether any actions are necessary to address those concerns. We currently conduct advisory votes on our named executive officer compensation on an annual basis, and we expect to conduct our next advisory vote at our 2026 Annual Meeting of shareholders.

We believe that the information we have provided in this "*Executive Compensation*" section, and in particular the information discussed in the sections titled "*Executive Compensation—Letter from our Compensation and People Committee*" and "*Executive Compensation—Compensation Discussion and Analysis,*" demonstrates that our executive compensation program has been designed appropriately and is working to ensure management's interests are aligned with our shareholders' interests to support long-term value creation. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that Palo Alto Networks, Inc.'s shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Palo Alto Networks, Inc.'s Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules and regulations of the SEC, including the compensation discussion and analysis, the compensation tables and narrative discussion, and other related disclosure."

REQUIRED VOTE

The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

Recommendation of the Board

The Board recommends that you vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

Executive Compensation

Letter from our Compensation and People Committee



"We greatly respect and value the views of our fellow shareholders. Your insights continue to play a central role in our deliberations, ensuring our executive compensation program remains best-in-class and built on pay-for-performance."

Dear Fellow Shareholders,

As members of the Compensation and People Committee, we remain steadfast in our commitment to lead this Company for the benefit of our shareholders. We received increased support for our "Say-on-Pay" advisory vote at the 2024 Annual Meeting of shareholders, where a majority of the votes cast were in favor of the "Say-on-Pay" advisory resolution to approve our fiscal 2024 executive compensation program. However, we recognize from that vote that you continue to not be completely satisfied with our executive compensation program, so we once again undertook robust shareholder outreach efforts, led by our Lead Independent Director and Compensation and People Committee member, John M. Donovan, and the Chair of our Compensation and People Committee, the Right Honorable Sir John Key.

We are dedicated to attracting and retaining exceptional individuals who embody our company culture and mission. Our compensation programs are designed to fairly reward employees and maintain a world-class leadership team capable of navigating the dynamic and constantly innovating enterprise cybersecurity industry. We are steadfast in our commitment to a pay-for-performance philosophy, directly linking executive compensation to our financial and operational achievements. This approach has been instrumental in ensuring stability among our high-performing executive ranks, even within an intensely competitive industry where the demand for talent meaningfully outpaces supply.

WE HAVE THE RIGHT EXECUTIVE TEAM TO LEAD THE COMPANY IN THE AI ERA

Our executive team, under the leadership of Nikesh Arora, has been pivotal in shaping our purpose, culture, and business trajectory. Comprised of experienced and insightful leaders, our executive team possesses a deep understanding of our business and industry, recognizing the critical link between our culture and performance. Our compensation strategies have enabled us to retain this high-caliber executive talent amidst a fiercely competitive landscape where the demand for skilled professionals far exceeds availability.

The executive team has consistently driven operational excellence while fostering a high-performing culture, delivering impressive business and financial results. In fiscal 2025, we achieved significant top-line and bottom-line growth. Our total revenue reached an impressive $9.22 billion, a 15% increase year-over-year. This growth was further bolstered by our Next-Generation Security ("NGS") Annual Recurring Revenue ("ARR"), which surged to $5.58 billion, representing a substantial 32% year-over-year increase, and our remaining performance obligations ("RPO") growing to $15.8 billion, a 24% increase from the prior year. In addition, our non-GAAP earnings per diluted share ("Non-GAAP EPS") grew 18% year over year to $3.34. This robust financial performance underscores the strong market reception of our platformization strategy, translating into sustained and increasing demand for our comprehensive cybersecurity solutions. As we continue to innovate and integrate innovative technologies like artificial intelligence ("AI") into our platforms, we anticipate sustained growth, delivering enhanced value for both customers and shareholders.

Now more than ever, we are relying on our executive team to rise to the occasion and execute our ambitious strategy to be the preeminent end-to-end security company for the burgeoning AI era. The emergence of generative and agentic AI technologies represents a pivotal new frontier in cybersecurity. This new landscape brings with it both unprecedented

opportunities for innovation and significant, complex challenges that demand immediate and decisive action. Our Company stands at a critical juncture, where the choices we make today will determine our sustained leadership in the ever-evolving cybersecurity landscape. With our recent introduction of Prisma AIRS, the most comprehensive AI security platform available today, acquisition of Protect AI, and announced intention to acquire CyberArk, the leader in Identity Security, we believe our executive team is up to the challenge. This moment necessitates not only intensified efforts from every level of the organization but also strong incentives for our executives to act with boldness and conviction. Ultimately, our focus remains on aligning our executive compensation program to our pay-for-performance philosophy, rewarding our management team when they deliver robust financial results, and generating meaningful shareholder value as we secure the future of the digital world.

FISCAL 2025 PROGRAM DESIGN

We believe that our fiscal 2025 compensation programs helped contribute to our outstanding financial performance, achieving record totals for revenue, NGS ARR and EPS. Our executive compensation program for fiscal 2025 was designed in a structured and objective manner to ensure that compensation structures reflect our pay-for-performance philosophy, align compensation with our shareholders' interests, motivate our executives, are competitive, and reflect our shareholders' input and compensation best practices. This framework served as the basis upon which we structured, and made, fiscal 2025 compensation decisions:

- **Financial Performance.** Our fiscal financial and operation results measured against the Company's plan and consensus estimates on key financial measures.
- **Shareholder Returns.** Our one-, two- and three-year total shareholder return ("TSR") performance relative to our compensation peer group.
- **Strategic Objectives.** Our performance is measured against our strategic objectives.
- **Individual Performance Assessment.** A performance assessment by the Board for our Chief Executive Officer, and by our Chief Executive Officer for our other executive officers, including our other named executive officers ("NEOs").

Consistent with this framework and our pay-for-performance philosophy, we designed our fiscal 2025 executive compensation program to provide strong rewards for strong performance, drive shareholder value creation, and require significant sustained performance to realize their full value. Our fiscal 2025 compensation program stayed true to our commitments in our 2024 Proxy Statement, and reflects the following principles:

- **Pay-for-Performance.** We once again set **aggressive performance targets** for the financial performance metric achievement levels required for performance stock unit awards, demonstrating our commitment to a pay-for-performance philosophy.
- **Multiple Year Measurement Period.** Fiscal 2025 NEO equity awards are **100% performance based**, require sustained performance over three years, and include a relative TSR multiplier in addition to financial performance metrics, which aligns a significant portion of our executive compensation to long-term financial performance.
- **Performance Measures Aligned to Company Strategy and Shareholder Value Creation.** We carefully evaluate the measures that we believed will most impact long-term value for our shareholders and other stakeholders. For the executive cash incentive target, we used annual revenue and annual organic operating margin. For the fiscal 2025 executive equity awards, we used NGS ARR and Non-GAAP EPS and set aggressive targets for each. In addition, we tied achievement to a comparative analysis of our TSR performance against the S&P 500 to ensure that payout amounts are aligned with our stock price performance relative to that of the reference group.
- **Best Practices.** We have **continued several compensation best practices**, including: having in place an SEC and Nasdaq-compliant compensation recovery policy, as well as, maintain a clawback policy for executives not covered by the required compensation recovery policy; executive officer stock ownership guidelines; a minimum one year post-vesting holding period for grants to NEOs; **no duplicative performance measures** between our annual and long-term incentive plans; and a Corporate Responsibility modifier to our executive's cash incentive plan to ensure linkage between compensation and our Corporate Responsibility goals.

SHAREHOLDER ENGAGEMENT AND PROGRAM DESIGN CHANGES

We offered meetings to shareholders holding 56% of our outstanding shares (based on shareholder ownership, to our knowledge, as of June 30, 2025), and John M. Donovan, our Lead Independent Director and Compensation and People Committee member, and Rt Hon Sir John Key, the Chair of our Compensation and People Committee, collectively met with

shareholders representing 35% of our outstanding shares. The vast majority of these conversations focused on our executive compensation program and the changes the Compensation and People Committee made to the program, as highlighted to you in last year's Proxy Statement. The feedback from our shareholders has been positive regarding the changes we made in fiscal 2025 to our executive compensation program that we disclosed in our 2024 Proxy Statement. As we continue to look ahead, we have also made further refinements to our executive compensation program in fiscal 2026 to address your feedback and continue to set aggressive performance targets.

The changes made in fiscal 2025 include:

- **Commitment Regarding One-Time Equity Awards to our CEO.** We have committed not to grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit ("PSUs") retention award granted to him in June 2023.
- **Reduced Total Potential Payout.** We have redesigned the PSU awards to **lower the maximum payout by 33.3%**, from 600% to 400% of the target amount of PSUs, for all outstanding PSUs.
- **Updated Performance Stock Unit Design.** We updated the financial measures to align with our platformization strategy, and introduced a second financial measure to drive balanced focus on platformization and profitability. The two financial measures are NGS ARR to focus on platformization and annual Non-GAAP EPS to focus on profitability. In addition, to ensure a disciplined focus on the company's strategies and that we reward our executives for achievement of our financial and operational goals, we updated the remaining performance periods for outstanding PSUs to utilize the new financial measures.
- **Clearly Defined Cash Incentive Plan Performance Thresholds.** We clearly identified the threshold performance levels for each metric required for the funding and payout of the cash incentive plan, such that if either metric—annual revenue and organic operating margin—is more than 10% below its respective target for fiscal 2025, then there would have been no funding or payout of the cash incentive plan.

The changes for fiscal 2026 focused on aggressive target setting for our PSU performance metrics and include:

- **Increased Midpoint for Target TSR modifier Achievement.** For our fiscal 2026 executive PSU program, the relative TSR modifier **performance target for a 1.0x modifier achievement has been increased to the 55th percentile rank** from the 50th percentile rank.
- **Increased NGS ARR Performance Targets**. For our fiscal 2026 executive PSU program, the maximum of achievement of 300% for the NGS ARR performance measure now requires exceeding the target for the particular fiscal year by at least $400 million–**an increase of 33.3%**–while the threshold for no payout has similarly been lowered to missing the target by at least $400 million.

We continue to be aggressive in our pay-for-performance philosophy because we believe in our executive team, and our executive team has performed and delivered strong financial results and equity returns for our shareholders.

We are asking for your support of our executive compensation program and trust that you will agree that we have been responsive to your concerns. We believe that we have implemented a sustainable, best-in-class program that is aligned with best practices and responsive to the extensive feedback we received from you, while continuing to be competitive and incentivize our proven and successful executive team.

Thank you for your continued support and investment in Palo Alto Networks.

Sincerely,

The Compensation and People Committee

Right Honorable Sir John Key, Chair
Aparna Bawa
John M. Donovan

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes in detail our executive compensation programs and the resulting pay decisions for our named executive officers ("NEOs").

Our Compensation and People Committee believes that the fiscal 2025 compensation of our NEOs is commensurate with our size and performance, the significant scope of their roles and responsibilities, and their strong leadership in a manner consistent with our corporate values of disruption, collaboration, execution, inclusion, and integrity.

Named Executive Officers



Nikesh Arora
Chief Executive Officer, Chair of the Board



Dipak Golechha
Executive Vice President, Chief Financial Officer



William "BJ" Jenkins
President



Lee Klarich
Executive Vice President, Chief Product and Technology Officer



Nir Zuk
Founder Emeritus, Former Executive Vice President, Chief Technology Officer

CD&A HIGHLIGHTS

- Our fiscal 2025 executive compensation programs align with recognized best practices
- For fiscal 2025, our NEOs led us to delivering impressive financial results for our shareholders with record totals in total revenue of $9.22 billion, NGS ARR of $5.58 billion, RPO of $15.8 billion, and Non-GAAP EPS of $3.34
- We continued our disciplined focus on our platformization strategy, which has underscored our financial results and we expect will continue to drive us toward delivering on our long-term financial performance goals and enhanced value for our customers and shareholders
- We remained at the forefront of innovation through the introduction of new offerings, including Prisma Access Browser 2.0, Cortex Cloud, Prisma AIRS, and Cortex XSIAM 3.0
- We made strategic decisions to capitalize on the inflection point in the cybersecurity industry being caused by generative and agentic artificial intelligence ("AI") through our acquisition of Protect AI, Inc., accelerating our AI security offerings, and our proposed acquisition of CyberArk Software Ltd. ("CyberArk"), which will mark our entry into the Identity Security space following the closing of the proposed transaction
- We engaged in discussions with shareholders holding 53% of our outstanding shares as of June 30, 2025, with a focus on the topics that mattered to them, including our executive compensation program
- We implemented meaningful changes to our executive compensation programs, particularly our equity compensation program to address shareholder feedback
- We followed through on the commitments we made to our shareholders in our 2024 Proxy Statement

Philosophy and Objectives

As a global cybersecurity provider based in the San Francisco Bay Area, we operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. We compete with many other technology companies in seeking to attract and retain highly skilled top talent. Our continued success has made our employees and executives more attractive as candidates for employment with other companies, and we are deeply focused on maintaining competitive compensation programs, in part, to address recruiting efforts by other companies in the technology industry where the demand for talent far exceeds the supply of qualified candidates.

As a result, our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives and create long-term value for our shareholders, grow our business and assist in the achievement of our strategic goals. We believe that a performance-based culture is crucial to our growth and success. Accordingly, our compensation programs are built on a steadfast pay-for-performance philosophy, directly linking executive compensation to the achievement of our strategic, financial and operational goals.

The specific objectives of our executive compensation program are to:

Drive the future of Palo Alto Networks

- Maintain a successful, profitable, and sustainable business through our next phase of growth
- Bolster our vision of a world where each day is safer and more secure than the one before

Shareholder Alignment

- Drive sustainable short- and long-term value for our shareholders by deeply aligning the interests of our executives with those our shareholders
- Tailoring our compensation programs to be responsive to shareholder feedback

Pay-for-Performance

- Demand and reward our executives for achieving aggressive financial and strategic goals
- Motivate outperformance

Attract, Motivate and Retain Talent

- Attract, motivate, and retain highly qualified executives who possess the skills and leadership necessary to continue to grow our business and meet the challenges of the AI-era for cybersecurity
- Provide competitive compensation packages that are heavily weighted to performance and at-risk compensation, while ensuring alignment with best practices and our compensation peer group

Shareholder Engagement in Fiscal 2025

Each year, our Compensation and People Committee considers the results of our annual Say-on-Pay vote and shareholder feedback regarding our executive compensation program gathered throughout the year. At our 2024 Annual Meeting, a majority of votes cast were in favor of our fiscal 2024 executive compensation program, which is an encouraging increase from the 38% of votes cast in favor of our fiscal 2023 executive compensation program. We believe the increase in support at our 2024 Annual Meeting reflects our commitment to addressing shareholder feedback and the meaningful changes we are making to our executive compensation programs.

However, we appreciate that the 2024 Say-on-Pay vote result demonstrates that you remain not completely satisfied with our executive compensation programs, even though our fiscal 2024 executive compensation program did not fully reflect all the changes we made in fiscal 2025 that were previewed in our 2024 Proxy Statement. Accordingly, we once again undertook extensive shareholder engagement efforts to obtain your views on executive compensation, corporate governance and other matters, and to determine how best to respond to that feedback. Our Lead Independent Director once again played a central role in leading our shareholder outreach efforts in fiscal 2025 to understand your perspectives regarding our executive compensation programs. As a result, in fiscal 2026 we again made meaningful improvements to our executive compensation program based on the feedback we receive from our shareholder engagements.

Our Lead Independent Director and management team regularly update our Board on our engagement efforts, providing summaries of our shareholders' feedback. The continuous shareholder feedback that we receive has shaped the executive compensation program implemented by our Compensation and People Committee. In fiscal 2025, there were a select few shareholders with whom we engaged that did not actively offer feedback during our discussions, and, accordingly, we drew upon on prior years' feedback from those shareholders as a guide for their perspectives on our executive compensation program.

56% Contacted	53% Engaged	35% Lead Independent Director Engaged	14
We contacted shareholders representing 56% of our outstanding shares	We engaged in discussions with investors representing 53% of our outstanding shares (all shareholders willing to engage with us)	Our Lead Independent Director engaged in discussions with investors representing 35% of our outstanding shares, while offering meetings to investors representing 45% of our outstanding shares	meetings with Lead Independent Director

* Shareholder ownership, to our knowledge, as of June 30, 2025

Fiscal 2025 Executive Compensation Program Changes

In fiscal 2025, we fully implemented a number of key changes to our executive compensation program in response to shareholder feedback, many of which were previewed in our 2024 Proxy Statement and were not yet fully implemented into our 2024 executive compensation programs. Those changes have now been fully implemented into our executive compensation programs.

However, we also appreciate the need to continually look forward, including in light of the result of our 2024 Say-on-Pay vote. While much of the feedback we received through the past year of extensive shareholder outreach and engagement focused on ensuring we follow through on the commitments and changes previewed in our 2024 proxy statement, we continued to take further steps to incorporate your feedback into our executive compensation programs. This led to further refinements to our executive compensation program for fiscal 2026 with a steadfast focus on pay-for-performance. A summary of what we learned from you and how we responded in our fiscal 2025 executive compensation program and in our fiscal 2026 executive compensation program is included in the table below.

WHAT WE HEARD AND LEARNED	WHAT WE DID IN FISCAL 2025
Our shareholders appreciated the changes made to our executive compensation program in fiscal 2025, as previewed in our 2024 Proxy Statement	• We once again **undertook extensive shareholder engagement efforts** on executive compensation matters, which led to meaningful changes in fiscal 2026 to further align our program to reflect shareholder insights (discussed below)
Shareholders offered mixed feedback on the maximum payout of the CEO annual equity compensation: • Active portfolio managers were generally supportive of our compensation philosophy, expressing their view that we compensate our CEO in a manner sufficient to ensure we retain him in a highly competitive talent market • Passive investors expressed their view that our CEO's compensation remains high, given the one-time five-year retention grant made in June 2023, but they did not offer any quantitative input or other specific feedback	• **Balanced the views of our shareholders and determined to maintain aggressive performance targets**, directly tied to company strategic and financial goals, that only provide above target payouts for meaningful outperformance. • We believe this addresses the views of active portfolio managers by enabling compensation for our CEO in a manner that ensures and incentivizes his retention, and the views of passive investors by ensuring our compensation payouts are directly linked with performance that will drive meaningful shareholder returns through aggressive performance target setting.
Follow through on our 2024 proxy statement commitment to reduce the PSU maximum payout, and consider whether TSR modifier is disproportionately upside weighted	• **Reduced maximum payout** of outstanding PSUs by **33%**, from 600% to 400% of target payout, which we previewed in our fiscal 2024 proxy statement, but are now reflected in our fiscal 2025 equity awards
Follow through on our 2024 proxy statement commitment to align performance measures for long-term incentive equity awards, and clearly show a pay-for-performance connection	• **Followed through on our 2024 proxy statement commitment by aligning financial performance measures to our long-term strategy** for all PSUs and remaining PSU performance periods by using NGS ARR and annual Non-GAAP EPS given our strategy shift to platformization in fiscal 2024, which helped contribute to a year of strong financial achievement and resulted in the prior PSU financial metric, billings, no longer being a key Company financial metric
Follow through on our 2024 proxy statement commitment to refine the structure of the annual incentive plan to clarify whether payouts occur if a relevant financial metric is not achieved	• **Followed through on our 2024 proxy statement commitment by clearly defining and disclosing threshold performance levels** for each financial metric so that there is no payout if achievement is more than 10% below either target performance measure
Follow through on our commitment to not make one-time equity awards to our CEO with vesting or performance metrics that overlap with the June 2023 retention grant	• **Followed through on our commitment, and awarded no one-time equity awards granted to our CEO (or any other NEO)** in fiscal 2025 **LOOKING AHEAD TO WHAT WE DID FOR FISCAL 2026**
Our shareholders asked us to consider whether the TSR modifier in the executive PSUs is disproportionately weighted toward upside opportunity	For fiscal 2026, **we increased the target relative TSR for a 1.0x achievement in the relative TSR modifier** increased the target relative TSR for a 1.0x achievement in the relative TSR modifier to be the 55th percentile rank from the 50th percentile rank
Continued discussion around maintaining our commitment to a rigorous and clear linkage between pay and performance	For fiscal 2026, the maximum and threshold achievement for the NGS ARR performance measure has be **the maximum and threshold achievement for the NGS ARR performance measure has been increased 33.3%** to required outperforming or underperforming the NGS ARR target by at least $400 million, instead of $300 million

Our Compensation Best Practices

We believe our executive compensation program represents recognized best practice and reflects principles that align the compensation of our NEOs with the long-term interests of our shareholders.

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

- ✔ 100% Independent Compensation and People Committee
- ✔ Independent compensation consultant
- ✔ Annual review of compensation strategy
- ✔ Consideration of annual Say-on-Pay vote and other shareholder feedback
- ✔ Maintain our commitments to our shareholders in our 2024 Proxy Statement

COMPENSATION BEST PRACTICES

Pay for Performance

- ✔ Significant majority of compensation is performance-based and at-risk
- ✔ 100% of short-term incentive cash compensation is performance-based and at-risk
- ✔ Inclusion of Corporate Responsibility modifier to cash incentive plan
- ✔ Use of multiple different performance measures in both cash incentive plan and long-term equity incentive program
- ✔ 100% of equity awards granted to our NEOs in fiscal 2025 were performance-based and use different performance metrics than the cash incentive plan

Compensation Policies

- ✔ Robust stock ownership guidelines for NEOs
- ✔ One-year post-vesting holding period for all NEOs, including our Chief Executive Officer, subject to limited exceptions
- ✔ Meaningful compensation recovery and clawback policies
- ✔ Limited perquisites and personal benefits
- ✔ Assessing and implementing the advice of independent compensation consultant, including a decision-making framework to further ensure alignment of executive compensation decision with our pay-for-performance philosophy

What We Don’t Do

- ✖ No single trigger vesting of equity awards on occurrence of a change in control
- ✖ No dividends paid on unvested equity
- ✖ No hedging or pledging, except limited pledging permitted with the prior approval of the Governance and Sustainability Committee
- ✖ No defined benefit plans or special executive retirement plans

We Continue to Meet Our Commitments

Summarized below are our fiscal 2025 commitments, and our follow-through in meeting those commitments.

OUR COMMITMENTS FOR FISCAL 2025	OUR FOLLOW-THROUGH
Maintain a robust shareholder outreach program	✔
Provide more transparency in our executive compensation disclosures, as well as more robust CD&A disclosures	✔
Disclose the target value of equity grants to our NEOs for the completed fiscal year in the CD&A	✔
Maintain robust stock ownership guidelines	✔
Make any one-time awards to NEOs outside of the normal grant cycle (other than new hire awards) a majority performance-based, and only make such grants in exceptional circumstances	✔
Not grant our CEO additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023	✔
Make annual equity grants to our NEOs at least 75% performance-based	✔
Require a one year minimum vesting period for all grants to our Chief Executive Officer and other NEOs going forward, and implement a policy to require our Chief Executive Officer and other NEOs to hold all net shares for one year after vesting, subject to a limited exception	✔
Use a performance-based restricted stock unit ("PSU") award design that requires sustained performance over multiple years for any payout	✔
Include a relative TSR modifier to our executive PSU awards	✔
Ensure that ongoing incentive goals are considered challenging with targets set at or above management guidance	✔
For completed performance periods, disclose performance targets compared to actual results and corresponding payout scale	✔
Avoid duplicate performance metrics in our cash incentive plan and PSU awards	✔
Do not make upward discretionary adjustments except for extraordinary circumstances	✔
Include a Corporate Responsibility metric in cash incentive plan to ensure linkage between compensation and our Corporate Responsibility goals	✔

Compensation-Setting Process

Compensation Timeline and Process

The compensation setting timeline and process of our Compensation and People Committee is summarized below.

August

- Review preceding full fiscal year performance and determine results of completed performance periods
- Review and approve annual budget and operating goals for fiscal year
- Set target compensation for fiscal year
- Determine and approve incentive equity awards to NEOs
- Determine and approve cash incentive plan

September-February

- Engage with shareholders and consider shareholder feedback
- Consider results of Say-on-Pay vote
- Review year to date performance to goals
- Review trends in executive compensation and governance
- Engage with independent compensation consultant, including peer group review and analysis of shareholder feedback


APPROVE
EVALUATE
MONITOR
PREPARE

May-July

- Review year-to-date performance relating to cash incentive plan and equity awards to goals
- Engage with independent compensation consultant and receive recommendations regarding executive compensation on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Preview prior year compensation results and proposed executive compensation design

March-April

- Review executive compensation program to ensure that it remains competitive and aligned with shareholder interests
- Engage with management to provide feedback on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Engage with independent compensation consultant regarding trends in compensation and governance
- Review year to date performance to goals

Roles and Responsibilities

ROLE IN COMPENSATION DETERMINATION PROCESS

Compensation and People Committee	Management	Independent Compensation Consultant
• Review, evaluate and approve the compensation arrangements, plans, policies, and practices for our executives • Oversee and administer cash-based and equity-based compensation plans • Review our executive compensation program, from time to time, to determine whether they are appropriate, properly coordinated, achieve their intended purposes and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements • Retain the services of external advisors, including compensation consultants, legal counsel and other advisors, from time to time, as it sees fit, in connection with carrying out its duties	• Together with our independent compensation consultant, the Chief Executive Officer, and the Chief People Officer, assist the Compensation and People Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data with respect to compensation and management's perspective and recommendations on compensation matters • Chief Executive Officer makes recommendations to the Compensation and People Committee regarding compensation matters, including the compensation of executive officers (other than himself) • Chief Executive Officer participates in meetings of the Compensation and People Committee (other than portions of meetings that involve discussions of his own compensation and executive sessions) • While our Compensation and People Committee solicits the recommendations and proposals of our Chief Executive Officer with respect to compensation-related matters, they are only one factor in our Compensation and People Committee's decision-making process	• Assist the Compensation and People Committee in executing the executive compensation strategy and guiding principles, assessing the current target total direct compensation opportunities of our executive officers, including comparing them against competitive market practices, developing a compensation peer group and advising on executive compensation decisions • Meridian Compensation Partners, a national compensation consulting firm, was retained by the Compensation and People Committee for fiscal 2025 • Our Compensation and People Committee assessed the independence of Meridian Compensation Partners taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of Nasdaq and has concluded that no conflict of interest exists with respect to the work that Meridian Compensation Partners performs for our Compensation and People Committee • Meridian Compensation Partners did not provide any services to the Company other than the services provided to our Compensation and People Committee

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, at the Compensation and People Committee's request, Meridian Compensation Partners, the committee's independent compensation consultant, compiled market data from a compensation peer group approved by our Compensation and People Committee, and industry surveys, including the Radford Global Technology Executive Compensation Survey. The Compensation and People Committee, with the assistance of Meridian Compensation Partners, then analyzed the market and survey data when making fiscal 2025 compensation decisions.

Competitive Positioning

For fiscal 2025, our Compensation and People Committee continued to compare and analyze our executive compensation program and each component of executive compensation against data from a formal compensation peer group of companies.

In the context of our annual executive compensation review, with assistance from Meridian Compensation Partners and input from management, in February 2024, our Compensation and People Committee reviewed the peer group of publicly-traded technology companies used to provide information regarding compensation practices for fiscal 2024 to determine if any changes were appropriate for use in considering fiscal 2025 pay decisions. In determining which companies to include in the peer group, our Compensation and People Committee considered companies that met some or all of the following criteria:

- had (i) revenue between 0.33 to 3.0 times our revenue, (ii) a market capitalization between 0.33 to 3.0 times our market capitalization, (iii) a market capitalization to revenue ratio greater than 5.0, and (iv) a number of employees between 0.5 to 2.0 times the number of our employees;
- had revenue growth greater than 10% in at least two of the last three years and TSR growth greater than 10% in at least two of the last three years;
- was headquartered on the west coast of the United States, operated in the software industry, and was selected by Institutional Shareholder Services as one of our peer companies; and
- whether we were included in the company's peer group, whether the company provided some cybersecurity services, whether the company's chief executive officer was a founder with an atypical compensation structure, and the company's relevant acquisition activity.

Based on this review, and taking into account Meridian Compensation Partners' review and recommendation, the following changes were made to our peer group for fiscal 2025, with the resulting peer group placing us at the 81st percentile of the peer group on both revenue and market capitalization as of December 31, 2023:

− **Removed**: Gen Digital Inc., VMWare, Inc., Splunk Inc., and Juniper Networks, Inc.

\+ **Added**: Adobe Inc. and Synopsys, Inc.

Accordingly, the following publicly-traded companies made up our compensation peer group for fiscal 2025:

Adobe Inc.	CrowdStrike Holdings, Inc.	NetApp, Inc.	Snowflake Inc.
Akamai Technologies, Inc.	Fortinet, Inc.	Paychex, Inc.	SS&C Technologies Holdings, Inc.
Autodesk, Inc.	Intuit Inc.	Roper Technologies, Inc.	Synopsys, Inc.
Cadence Design Systems, Inc.	Keysight Technologies, Inc.	ServiceNow, Inc.	Workday, Inc.

CEO and Other NEO Pay Mix for Fiscal 2025

- Pay for performance is a cornerstone of our compensation philosophy. We balance our **strong pay-for-performance compensation philosophy** – where the vast majority of our Chief Executive Officer and other NEO compensation is at-risk and performance-based – with our **need to recruit, incentivize, and retain** talented executives in a highly competitive market. The result is an executive compensation program that is significantly weighted toward at-risk compensation tied to our financial and operational performance.

The graphs below illustrate the predominance of at-risk and performance-based components of our fiscal 2025 compensation program for our Chief Executive Officer and other NEOs, based on total target annual compensation.

CEO


CEO
2%
Base Salary
2%
Target Cash Incentives
96%
Performance Stock Units (PSU)
98%
Performance Based and At-Risk

Average of Other NEOs[1]


All Other NEOs
6%
Base Salary
6%
Target Cash Incentives
88%
Performance Stock Units (PSU)
94%
Performance Based and At-Risk

(1) Mr. Zuk received no equity grant for fiscal 2025 and, as such, approximately 50 percent of Mr. Zuk's target compensation was performance-based in fiscal 2025. Accordingly, Mr. Zuk has been omitted from the analysis in this graphic for presentation purposes.

How We Compensate Our Named Executive Officers

Our Compensation and People Committee focuses on awarding compensation commensurate with the position and responsibilities of our NEOs, including as their responsibilities may change, as well as their performance. Here, we provide further insights into the compensation of our NEOs, including a summary of the rationale for the decisions reached by our Compensation and People Committee.

LEADERSHIP THAT DRIVES OUR STRATEGIC VISION AND GROWTH

Our NEOs have been instrumental in driving our strategic vision, culture, and business trajectory. Since Mr. Arora joined, we have evolved from a single product next-generation firewall company, to a cybersecurity leader across firewall, SASE, cloud security, and security operations, with AI integrated into each of our platforms. As the following shows, our TSR since Mr. Arora become CEO in 2018 significantly outperformed our 2025 compensation peer group and the S&P 500. See "*—Compensation-Setting Process—Competitive Positioning*" for a list of the companies in our 2025 compensation peer group.


450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
June 2018
Nikesh Arora
Appointed CEO
425%
More than 2X Peer Group and S&P 500
199%
153%
7/31/2018
7/31/2025
Palo Alto Networks, Inc.
S&P 500
Compensation Peer Group

Source: S&P Capital IQ, based on the latest closing price as of the beginning of the period and as of July 31, 2025. The compensation peer group TSR for our 2025 compensation peer group is the weighted-average TSR, based on the respective market capitalization of each peer at the beginning of each fiscal year, over the time period, and includes only publicly-traded companies as of such date.

Led by Mr. Arora, we focused on three strategic priorities that proved critical to our success to date: transforming network security, delivering comprehensive cloud native security, and revolutionizing security operations, in each case driving our platformization strategy. Now, when faced with the technological advancements presented by generative and agentic AI, our leadership has again made strategic decisions during fiscal 2025 that the Compensation and People Committee believes position us well for the long-term. Our leadership's successful execution of our strategies has led to the following notable highlights:

- A $66 billion increase in market capitalization since our fiscal year end 2022—an increase of 133%.
- Compound annual growth rates of 19% in revenue and 38% in Non-GAAP EPS, from fiscal year end 2022 through fiscal year end 2025, resulting in impressive totals in revenue of $9.22 billion and in Non-GAAP EPS of $3.34 for fiscal 2025 (please see Appendix A for a reconciliation of GAAP to non-GAAP measures).
- Compound annual growth rates of approximately 43% in NGS ARR and 25% in RPO, from fiscal year end 2022 through fiscal year end 2025, resulting in NGS ARR of $5.58 billion and $15.8 billion of RPO for fiscal 2025.
- Continued to drive innovation with the introduction of many new offerings, including Prisma Access Browser 2.0, new capabilities in SASE and OT security, Prisma AIRS, and Cortex XSIAM 3.0, while supplementing our organic efforts with strategic transactions, such as our Protect AI acquisition to accelerate our AI security offerings, and our proposed acquisition of CyberArk to establish identity security as another major pillar of our platform strategy.

The following graph reflects our one- and three-year TSR percentile rank against our compensation peer group.



Delivering Shareholder Value Creation
1-Year TSR
Palo Alto Networks vs.
Percentiles of Peer Group
35
30
25
20
15
10
5
0
-5
25th Percentile
Palo Alto
Networks, Inc.
49th Percentile
50th Percentile
75th Percentile
3-Year TSR
Palo Alto Networks vs.
Percentiles of Peer Group
160
140
120
100
80
60
40
20
0
25th Percentile
50th Percentile
75th Percentile
Palo Alto Networks, Inc.
96th Percentile

Source: S&P Capital IQ. The beginning and ending stock prices used for calculating TSRs were based on the average of the closing trading prices of each company for the thirty consecutive trading days ending with the last trading day before the beginning of the measurement period and the last trading day of the measurement period, which is July 31, 2025. Using the simple starting and ending closing trading prices would result in our one-year and three-year TSRs relative to our compensation peer group being at the 32nd percentile and 92nd percentile, respectively, due to the decline in our stock price in the final trading days of our fiscal 2025.

Pay-for-Performance Designed to Drive Long-Term Growth

Strategic Alignment with Board-Approved Strategies

Our Compensation and People Committee firmly believe that executive compensation should be closely aligned with our key financial metrics approved by the Board and communicated to investors, and the strategies approved by the Board to drive our long-term growth and deliver value to our shareholders.

Mid-way through fiscal 2024, our Board adopted our accelerated platformization strategy to be a driving force for our long-term success in order to attain our goal of $15 billion in NGS ARR on a standalone basis by our fiscal 2030. As a result, a year ago, our Compensation and People Committee made a number of meaningful changes to our executive compensation programs to align with our business strategies and address shareholder feedback, particularly with regard to the design of our PSUs:

- **Reduced Total Potential Payout**. The maximum realizable pay for all our outstanding executive PSUs was reduced by 33.3%, to 400% of the target payout.
- **Strategically Aligned New Performance Measures**. The financial measures for all remaining performance periods in outstanding executive PSUs were changed to be an equal weighting of NGS ARR and Non-GAAP EPS.
    - **NGS ARR for Growth**. NGS ARR was chosen because it is our key top-line guidance metric in addition to revenue, and represents the return on the investment in next-generation security that will disproportionately drive our growth. We use NGS ARR to assess the strength and trajectory of our business and believe our platformization strategy fuels our NGS ARR growth.
    - **Non-GAAP EPS for Profitability**. Non-GAAP EPS was also chosen and given equal weighing to incentivize a balanced focus on ensuring our growth is sustainable and profitable.

We believe the decision to make these structural enhancements to deeply link pay to the Company's performance has been affirmed by our fiscal 2025 results. Our executives not only delivered robust financial results to outperform and exceed all the Company's full year published guidance metrics, but also remained steadfast in their commitment to innovation across our security platforms, delivering the release of several next-generation security offerings.

Delivering Strong and Profitable Financial Results

Accelerating Next-Generation Security ARR

($ in billions)


$2.95
$4.22
$5.58
FY23
FY24
FY25

Accelerating Total Revenue Growth

($ in billions)


$6.89
$8.03
$9.22
FY23
FY24
FY25


Against Our Peers
Year-over-year
15%
Peers[1]
12%
3-Year CAGR[2]
19%
Peers[1]
13%

Profitability with Non-GAAP EPS[3]


$2.22
$2.84
$3.34
FY23
FY24
FY25


Against Our Peers
Year-over-year
18%
Peers[1]
13%
3-Year CAGR[2]
38%
Peers[1]
16%

(1) Peer data represents the weighted average measure of our 2025 compensation peer group members, based on size of the relevant measure, that were publicly traded as of July 31, 2025, with a comparable measure reported for the peer's last fiscal year end. Synopsys, Inc. has been excluded from the results shown for our compensation peer group because its divestiture of its Software Integrity business that occurred during the measurement periods reflected would lead to results not being comparable.

(2) Represents the compound annual growth rates over each company's last three fiscal years for the relevant measure if reported throughout the measurement period, and based on a weighted average basis, based on the size of the relevant measure.

(3) Please refer to Appendix A for a reconciliation of GAAP to non-GAAP measures for the Company.

Continuous Innovation to Transform and Accelerate our Strategy

Network Security

- **OT Security** - introduced new features, powered by Precision AI™ to help safeguard all operational technology (OT) environments
- **Prisma SASE** - added new advanced features, such as endpoint data loss prevention, to provide practice measures against insider threats, and Prisma SASE 5G to secure 5G connectivity
- **Prisma Access Browser 2.0** - the worlds first SASE-native secure browser added new capabilities designed to secure generative AI usage, improve user experience and enhance operational resilience in a modern workplace
- **Prisma AIRS** - a comprehensive AI security platform designed to protect the entire enterprise AI ecosystem—AI apps, agents, models, and data—that we believe will be accelerated by our acquisition of Protect AI

Security Operations and Cloud Security

- **Cortex XSIAM 3.0** - enabling customers to stop attacks at scale using AI-driven threat defense with Cortex Exposure Management and Advanced Email Security
- **Cortex Cloud** - introduced the next version of Prisma Cloud to natively bring together its leading cloud native application protection platform (CNAPP) and cloud detection and response (CDR) capability on a unified Cortex platform.

Rigorous Performance Targets to Ensure Shareholder Value Creation Drives Executive Compensation

Tying Company strategic and financial goals to executive compensation is only one aspect of our commitment to pay-for-performance. We also demand and reward the achievement of aggressive performance targets.

Our executive team has consistently driven operational excellence and impressive business and financial results over a sustained period of time, and we operate in a intensely competitive environment for high-caliber talent that is currently facing a significant inflection point brought about by the emergency of generative and agentic AI. Accordingly, our Compensation and People Committee currently believes offering a maximum realizable pay under of PSUs of 400% is appropriate to ensure stability among our executives as we navigate the AI era.

At the same time, the Compensation and People Committee combines this design element with setting aggressive performance targets that link above-target payout to meaningful outperformance of our financial goals. As the following graph demonstrates, the Compensation and People Committee has been rigorous in its goal setting for our long-term equity incentive compensation program to provide that our executives are adequately rewarded for strong performance, but only meaningful and sustained outperformance can result in attaining significantly above target payouts. The result is that our executive compensation is directly and meaningful linked to rigorous performance targets that seek to ensure that significant compensation is paid only when significant shareholder value creation occurs.

In addition, for fiscal 2026, our Compensation and People Committee has made further refinements to the long-term equity incentive compensation program, focused on setting even more ambitious performance targets. See the section titled "*—Fiscal 2026 Compensation Decisions*" for more information about the changes made.

PSU TOTAL PAYOUTS FOR RECENT COMPLETED PSU PERFORMANCE PERIODS(1)


Total Payout Percentage
400%
300%
200%
100%
0%
154%
273%
FY22 PSU
FY23 PSU
Actual Payout Percentage
Maximum Potential Payout

PSU CURRENT TRACKING FOR COMPLETED FINANCIAL PERFORMANCE PERIODS(2)


Financial Measure Achievement Percentage
300%
250%
200%
150%
100%
50%
0%
108%
216%
FY24 PSU
FY25 PSU
Average Financial Measure Achievement to Date
Maximum Potential Achievement for Financial Measures

(1) "FY22 PSUs" represents the actual payout percentage relative to the target amount of PSUs based on the three-year average achievement of 102.7% for the financial performance measure, which was year-over-year revenue growth for each year, and a 1.5x relative Total Shareholder Return ("rTSR") modifier, as a result of a TSR percentile rank at the 98th percentile relative to the S&P 500. The maximum possible payout for the fiscal 2022 PSUs was 300%. "FY23 PSUs" represents the actual payout percentage relative to the target amount of PSUs based on the three-year average achievement of approximately 136% for the financial performance measures, and a 2.0x rTSR modifier, as a result of a TSR percentile rank at approximately the 93rd percentile relative to the S&P 500. See "*—Long-Term Equity Compensation—Fiscal 2023 PSUs Financial Performance Results*" for more information regarding the fiscal 2023 PSUs.

(2) "FY24 PSUs" and "FY25 PSUs" each represent the results of the financial performance measures through fiscal year end 2025, which is an average of 108% for two completed fiscal years of the fiscal 2024 PSUs, and an average of 216% for one completed fiscal year of the fiscal 2025 PSUs, respectively, relative to the 300% maximum potential achievement for the financial performance measures. The maximum payout potential under the terms of the fiscal 2024 and fiscal 2025 PSUs is 400%; however, we have not provided or incorporated an estimate for the rTSR modifier because it is measured over the full three-year performance period. See "*—Long-Term Equity Compensation—Fiscal 2024 PSU Performance Through Fiscal 2025*," for more information on the fiscal 2024 PSUs, and "*—Long-Term Equity Compensation—Fiscal 2025 Equity Compensation*" for more information on the terms of the fiscal 2025 PSUs.

As reflected above for the fiscal 2022 PSUs and fiscal 2023 PSUs, even with an average financial measure achievement above 100% over the three-year performance period and attaining a maximum rTSR modifier for each PSU as a result of the Company outperforming over 90% of the S&P 500 over each three-year period, the fiscal 2022 PSUs only attained approximately 51% of its maximum potential payout and the fiscal 2023 PSUs only attained approximately 68% of its maximum potential payout. Further, the completed fiscal years in the fiscal 2024 PSUs and the fiscal 2025 PSUs are trending at approximately 36% and 72%, respectively, of the maximum potential achievement for the financial performance measures, primarily driven by our outperformance in fiscal 2025. Over this same period of time, we have delivered approximately $77 billion of shareholder value (an increase of approximately 198%), as measured by increase in market capitalization from the end of our fiscal 2021 through the end of our fiscal 2025.

Fiscal 2025 Executive Compensation Program

Our executive compensation programs are tied to the Company's financial and operational performance, support our commitment to good compensation governance, and provide market-based opportunities to attract, retain and motivate our executives in an intensely competitive market for qualified talent.

FISCAL 2025 PROGRAM HIGHLIGHTS

- No base salary or target annual incentive opportunity increases in fiscal 2025 for our NEOs
- Equity compensation granted in fiscal 2025 was 100% performance-based PSUs
- Reduced maximum potential payout of PSU awards by 33.3% to 400% of the target payout
- Updated PSU design to add a second financial measure and align the financial measures with our business strategy, combined with aggressive performance target setting
- Clearly defined cash incentive plan performance thresholds so that if the performance of either financial performance measure is more than 10% below its respective target for fiscal 2025, then there will be no funding our payout of the cash incentive plan
- CEO target compensation at the 87th percentile of our compensation peer group in fiscal 2025, down from the 91st percentile in fiscal 2024, while maintaining rigorous performance requirements for target payout
- Outperformance resulted in: (i) 120% achievement for our NEOs under the cash incentive plan; and (ii) with respect to the PSUs granted to our NEOs in fiscal 2023, fiscal 2024, and fiscal 2025, a 216% achievement relative to the fiscal 2025 targets for the financial measures NGS ARR and non-GAAP EPS

Compensation Decision Making Framework

In designing the executive compensation program for fiscal 2025, our Compensation and People Committee sought and received advice from our independent compensation consultant, Meridian Compensation Partners. Based on this advice and in consultation with Meridian Compensation Partners, the Compensation and People Committee followed a framework that provided our executive compensation program was designed in a structured and objective manner and ensured target compensation levels reflect our pay-for-performance philosophy, aligned compensation with our shareholders' interests, motivated our executives, was competitive, and reflected our shareholders' input and compensation best practices. This framework consists of the following elements; however, our Compensation and People Committee does not apply a formula or assign relative weights to specific elements:

- **Financial Performance**. Our fiscal 2024 financial and operation results measured against plan and consensus estimates on key financial measures.
- **Shareholder Returns.** Our one-year, two-year, and three-year TSR performance relative to our compensation peer group.
- **Strategic Objectives.** Our fiscal 2024 performance measured against our strategic objectives.
- **Individual Performance Assessment.** A performance assessment by the Board for our Chief Executive Officer, and by our Chief Executive Officer for the other executive officers, including other NEOs.

	Decision Making Inputs				
	Financial Performance	**Shareholder Returns**	**Strategic Objectives**	**Performance Assessment**	**Other Considerations**
For CEO	Fiscal 2024 results vs. plan and consensus on key financial measures	One-, two-, and three-year TSR performative relative to peers and S&P 500	Company performance against fiscal 2024 strategic objectives	As determined by Board	• Say on Pay • Retention and competitive market conditions • Long-term goals • Tenure / time in role • Role criticality
For Other Executives				As determined by CEO	

Elements of Compensation

The following table lists the pay elements of our fiscal 2025 programs and the purpose they served:

	Pay Element	Purpose	Performance Period	Performance Metric
Fixed Pay	**Base Salary**	Designed to be market-competitive and attract and retain talent	N/A	N/A
At Risk Pay	**Annual Cash Incentive Opportunity**	Incentivize achievement of near-term financial and operational objectives, consistent with longer-term goals	Annual	• Revenue for fiscal 2025 • Organic operating margin for fiscal 2025 • Corporate responsibility modifier
At Risk Pay	**Performance-Based Restricted Stock Units (PSU)**	Reward long-term profitability and superior long-term performance relative to peers Create alignment with shareholders Facilitate executive retention	Three years	• Average of NGS ARR and Non-GAAP EPS for fiscal 2025, 2026, and 2027 • TSR of the Company relative to the S&P 500 (the "relative TSR" or "rTSR") for fiscal 2025 through 2027

Fiscal 2025 Executive Compensation Program Components

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our executive officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior salary level, and the base salaries of our other executive officers. Thereafter, our Compensation and People Committee reviews the base salaries of each NEO annually

and makes adjustments, if any, as it determines to be reasonable and necessary in line with the factors described above under "*—Compensation-Setting Process—Compensation Timeline and Process*" and "*—Compensation Decision Making Framework.*" In August 2024, our Compensation and People Committee reviewed the base salaries of our NEOs, taking into consideration a competitive market analysis performed by its compensation consultant and the elements of its decision making framework, and determined to not make any adjustments to base salaries for fiscal 2025.

NO INCREASE IN BASE SALARY FOR ANY NEO IN FISCAL 2025.

The table below shows the base salary for each NEO for fiscal 2025 and fiscal 2024.

Name	Base Salary End of Fiscal 2024	Base Salary End of Fiscal 2025	Percentage Change
Mr. Arora	$1,000,000	$1,000,000	— %
Mr. Golechha	$ 600,000	$ 600,000	— %
Mr. Jenkins	$ 750,000	$ 750,000	— %
Mr. Klarich	$ 550,000	$ 550,000	— %
Mr. Zuk[(1)]	₪ 1,482,000	$ 430,000	— %

(1) Mr. Zuk did not receive any increase to his base salary in fiscal 2025. For fiscal 2024, Mr. Zuk was a resident of Israel and compensated in Israeli New Shekels with a base salary of ₪1,482,000. Mr. Zuk's target base salary for fiscal 2025 remained ₪1,482,000 while he was a resident of Israel during the fiscal year. When Mr. Zuk permanently relocated to the United States in July 2025, he was provided the same target base salary in U.S. dollars that was his last base salary in the United States before his relocation to Israel in August 2020, which is reflected in the table above.

Annual Cash Incentive Compensation

We use annual cash incentive compensation to motivate our NEOs to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Generally, we establish the target annual cash incentive compensation opportunities of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior target annual cash incentive compensation opportunity, and the target annual cash incentive compensation opportunities of our other executive officers. Thereafter, our Compensation and People Committee reviews the target annual cash incentive compensation opportunities of each NEO annually and makes adjustments, if any, as it determines to be reasonable and necessary in line with the factors described above under "*—Compensation-Setting Process—Compensation Timeline and Process*" and "*—Compensation Decision Making Framework.*"

Fiscal 2025 Cash Incentive Plan

Our Compensation and People Committee adopted a cash incentive plan for fiscal 2025 to cover all employees that are not paid sales incentive payments, including our NEOs, and approved the target levels for the annual financial objectives that were challenging and required substantial skill and effort on the part of senior management to achieve.

As illustrated in the graphic below, payouts under the cash incentive plan for our NEOs are based on a target award multiplied by a factor based on the achievement of two financial performance measures—annual revenue and annual organic operating margin—which are defined further below. Payouts of up to 100% of the target cash incentive compensation opportunities are made on a semi-annual basis. The total potential payouts under the cash incentive plan to all participants were capped at 150% of the target annual amounts for the entire year, before application of the Corporate Responsibility modifier. The payout can be increased or decreased by up to ten percent, based on measured progress toward certain Corporate Responsibility goals set by the Compensation and People Committee at the beginning of the fiscal year. A key change made for the fiscal 2025 cash incentive plan is clearly defining the performance thresholds so that if the performance of either financial performance measure is more than 10% below its respective target for fiscal 2025, then there will be no funding our payout of the cash incentive plan.

Depending on achievement of the factors, annual cash incentive payouts for our NEOs can range from 0% to 165% of the target amount after application of the Corporate Responsibility modifier.

Target Award	x	Financial Performance Measures Achievement vs. Target	x	Corporate Responsibility Modifier	=	Payment Amount
		Annual Revenue; Annual Organic Operating Margin		-10%; 0%; +10%		0%; Payout Range; 165%

Financial Performance Measures

For fiscal 2025, our Compensation and People Committee selected annual revenue and annual organic operating margin as the corporate performance measures.

Corporate Performance Metric	What It Is	Why It's Important
Annual revenue	Fiscal 2025 revenue as reported in our Annual Report on Form 10-K	Revenue is an important growth metric and a key topline metric that is directly tied to shareholder value creation
Annual organic operating margin	Fiscal 2025 non-GAAP operating margin, excluding the effects of acquisitions and dispositions in fiscal 2025 and bonus payout in excess of 100% of the target cash incentive under our cash incentive plan	This profitability measure is tied to management performance and profit we generate for shareholders

- **Design.** To provide an incentive to management to make appropriate trade off decisions between balancing investments in growth and profitability.
- **Pay and Performance Relationship.** Potential payouts under the incentive cash compensation plan were based on a set of curves representing different performance levels for organic operating margin and revenue. The curves were designed with hurdles for each achievement level, rather than linear interpolation, to require significant outperformance above each curve to move to the next payout performance level. Our Compensation and People Committee believes that this ensures that a payout at any level above target requires meaningful outperformance of our goals. Performance below the threshold performance goal for either performance metric, which is a missing a target by more than 10%, results in 0% of target payout, and performance above the maximum curve results in a formulaic payment maximum of 150% (before application of the Corporate Responsibility modifier) regardless of the level of outperformance.
- **Target Setting.** Our fiscal 2025 operating plan approved in August 2024, which was used to set the incentive plan targets, provided revenue and organic operating margin targets. Performance at the high end of the targets was required for an above 100% payout.
- **Difficulty of Achieving Targets.** The fiscal 2025 target for revenue represented growth of approximately 13.5% above the prior year revenue, which we believe is set at an appropriate level of stretch performance based on our internal financial projections, the macroeconomic environment, and our full year guidance published for fiscal 2025 revenue in August 2024.

The graph below contains the curves used to determine payouts in the fiscal 2025 cash incentive plan.

Fiscal 2025 Cash Incentive Plan Measures, Curves and Payout


600 bps
500 bps
400 bps
300 bps
200 bps
100 bps
0 bps
-100 bps
-200 bps
-300 bps
-400 bps
-500 bps
FY25 Organic Operating Margin
FY25 Actual**
FY25 Target*
95%
98%
100%
103%
105%
FY25 Revenue as a Percent of Plan
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
0%
Funding as a Percent of Target

	FY25 Thresholds	FY25 Targets*	FY25 Actual**	FY25 Payout
Revenue	$8,201M	$9,112M	$9,222M	**120% of Target**
Organic Operating Margin[1]	25%	27.8%	29.1%	

(1) The calculation of organic operating margin is provided in Appendix A to this Proxy Statement.

Corporate Responsibility Modifier

To ensure a link between executive compensation and our Corporate Responsibility goals, we included a Corporate Responsibility modifier for our NEOs in the fiscal 2025 cash incentive plan, which could adjust the payout level resulting from the financial performance measures described in the prior section up or down by up to 10% based on the Company's results measured against a scorecard with climate, human capital, and compliance measures. When adopted in August 2024, the Corporate Responsibility modifier included a scorecard measure for inclusion and diversity. In May 2025, we reevaluated our Corporate Responsibility strategies and, as a result, the Compensation and People Committee decided to remove the inclusion and diversity scorecard measure.

For fiscal 2025, no adjustments to our NEOs' calculated payouts under the cash incentive plan were made as a result of the Corporate Responsibility modifier, and our Compensation and People Committee made no discretionary changes to cash incentive plan payouts.

The following table sets forth the fiscal 2025 scorecard measures and results related to the Corporate Responsibility modifier to our fiscal 2025 cash incentive plan.

		FY25 Corporate Responsibility Scorecard Measures	FY25 Results
Corporate Responsibility Modifier (90% to 110%)	**Climate**	1. FY25 progress towards our climate commitments	**On Target** • Maintained 100% renewable energy procurement for HQ (largest real estate footprint for Scope 2 emissions) • Maintained CDP "Supplier Engagement Assessment A-List" and MSCI Environment category score of ten (out of ten)
	Human Capital Practices	2. Employee engagement	**On Target** • Recognition of our human capital practices via 45 public accolades • Maintained 91% CEO Approval rating on Glassdoor • eNPS score of 24, +9 points above industry benchmarks, highlighting relative strength compared to other companies
	Compliance	3. Corporate Sustainability Reporting Directive (CSRD) readiness	**On Target** • Entity scoping and value chain mapping complete • Double materiality assessment (financial and impact) complete • Preliminary material topics identified
	• Compensation and People Committee assessment is objectively based on the totality of fiscal 2025 results on the scorecard • After careful consideration of our Corporate Responsibility strategies, the Compensation and People Committee decided to remove an inclusion and diversity scorecard measure in May 2025 • Compensation and People Committee determined there would be no adjustment to the fiscal 2025 cash incentive plan based on fiscal 2025 results for the Corporate Responsibility modifier		

Target Annual Incentive Compensation Opportunities

As in prior years, the target annual cash incentive compensation opportunities for our NEOs were expressed as a percentage of their respective base salaries. In August 2024, our Compensation and People Committee reviewed the target annual cash incentive compensation percentages for our NEOs, taking into consideration a competitive market analysis performed by its compensation consultant and the elements of its decision making framework, and determined to not make any adjustments for fiscal 2025.

NO INCREASE IN TARGET ANNUAL CASH INCENTIVE COMPENSATION FOR ANY NEO IN FISCAL 2025

The following table shows the target annual cash incentive compensation percentage for fiscal 2025 and the corresponding target and maximum dollar values. No changes were made from fiscal 2024.

Name	Target Annual Incentive Compensation Opportunity (as a % of base salary) at end of Fiscal 2025	Fiscal 2025 Target Annual Incentive Compensation Opportunity	Fiscal 2025 Maximum Annual Incentive Compensation Opportunity
Mr. Arora	100%	$1,000,000	$1,650,000
Mr. Golechha	100%	$ 600,000	$ 990,000
Mr. Jenkins	100%	$ 750,000	$ 1,237,500
Mr. Klarich	100%	$ 550,000	$ 907,500
Mr. Zuk(1)	100%	$ 430,000	$ 709,500

(1) The amounts reflected for Mr. Zuk reflect those in effect as of the end of fiscal 2025. Mr. Zuk did not receive any increase to his target annual cash incentive compensation opportunity in fiscal 2025. For fiscal 2024, Mr. Zuk was a resident of Israel and compensated in Israeli New Shekels with a base salary of ₪1,482,000 and a target annual cash incentive opportunity of 100% of his base salary. This remained unchanged for fiscal 2025 while he was a resident of Israel during the fiscal year. When Mr. Zuk permanently relocated to the United States in July 2025, he was provided the same target base salary in U.S. dollars that was his last base salary in the United States before relocating to Israel in August 2020, which is reflected in the section "—*Base Salary*", and the same target annual cash incentive compensation opportunity of 100% of his base salary, which is reflected in the table above.

LONG-TERM EQUITY COMPENSATION

Our long-term equity compensation is designed on the basis of our pay-for-performance philosophy, directly tying Company strategic and financial goals to compensation, rewarding strong performance and motivating outperformance with aggressive targets, to drive robust long-term performance for our Company and value creation for shareholders.

Over the past five years, 100% of the long-term equity compensation granted to our NEOs was performance-based (aside from Mr. Jenkins's new hire RSU award).


100%

To ensure our executive compensation program continues to align with the Company's long-term performance objectives and strategies and incorporating shareholder feedback, our Compensation and People Committee implemented key changes to our long-term equity compensation program in fiscal 2025:

- **Decreased Maximum Payout**. Maximum payout opportunity for the fiscal 2025 PSUs was set at 400% of target payout, and the maximum payout opportunity for the fiscal 2023 and fiscal 2024 PSUs was reduced by 33%, from 600% to 400% of target payout.
- **New Performance Measures**. Adopted an equal weighting of NGS ARR and Non-GAAP EPS as the new financial performance measures, in place of annual billings growth, and aligned all remaining performance periods for the fiscal 2023 and fiscal 2024 PSUs to utilize the new financial measures. NGS ARR was adopted because it is one of the Company's key performance metrics, our key top line metric in addition to revenue, and is aligned to our platformization strategy, which will be a key driver toward our long-term strategic goals. Non-GAAP EPS was adopted to ensure that our growth is balanced, not overly weighted to the top-line, and profitable. Given the Company's shift in strategy during fiscal 2024, billings ceased to be a key indicator of the Company's long-term performance and growth. In addition, there were inherent limitations in using billings to evaluate our operating results as the variability in payment terms may cause fluctuation in billings. Accordingly, beginning in the first fiscal quarter of 2025, billings ceased being a key financial metric for the Company and is no longer reported by the Company.
- **Rigorous Performance Goals**. Remained rigorous in setting ambitious performance goals to achieve target payout in long-term equity awards each year. Only meaningful and sustained outperformance can result in above target payouts, ensuring that compensation is paid only when significant shareholder value creation occurs.

FISCAL 2025 EQUITY COMPENSATION

100% OF EQUITY GRANTED TO NEOs IN FISCAL 2025 WAS PERFORMANCE-BASED

In fiscal 2025, 100% of the annual equity awards granted to our NEOs are PSUs, resulting in all such compensation being at risk and performance-based. The Compensation and People Committee determined the size of the awards based on the sustained strong performance, leadership skills and valuable contributions to the Company of our NEOs over their tenure and, particularly, fiscal 2024.

To determine the size of the fiscal 2025 PSU awards, the Compensation and People Committee utilized the framework developed in partnership with its independent compensation consultant to identify objective factors that should be considered in determining the size of any compensation. In addition, the Compensation and People Committee considered the performance of each NEO, including the CEO's recommendation with respect to NEOs other than himself, to determine the appropriate fiscal 2025 target compensation levels. More information about this process and the framework utilized can be found under "*—Compensation-Setting Process*" and "*—Compensation Decision Making Framework*" above.

The following table shows the target value of PSU grants made to our NEOs in fiscal 2024 and fiscal 2025. The actual target number of shares subject to the fiscal 2025 PSUs was determined based on the trailing 14-calendar day average closing price of our common stock as of, and inclusive of, the date of grant, rounded down to the nearest whole share.

Name	Targeted Value for PSUs Granted for fiscal 2024 ($)	Targeted Value for PSUs Granted in fiscal 2025[1] ($)	Percentage change (%)
Mr. Arora	40,000,000	44,000,000	10
Mr. Golechha	10,000,000	13,000,000	30
Mr. Jenkins	10,000,000	13,000,000	30
Mr. Klarich	7,500,000	5,000,000	-33
Mr. Zuk[2]	8,000,000	—	-100

(1) The target value for PSUs granted in fiscal 2025 does not align with amounts reflected for 2025 in the Stock Awards column of the Summary Compensation Table due to accounting valuation methodologies. For more information, see "*—Variation Between Fiscal 2025 Equity Award Values and Equity Compensation Reported in Summary Compensation Table*" below.

(2) Mr. Zuk did not receive an equity grant for fiscal 2025.

FISCAL 2025 PSU DESIGN

The fiscal 2025 PSUs have a three-year performance period spanning the Company's fiscal years 2025, 2026, and 2027. Performance targets for the financial performance measures are established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier is measured over all three years of the performance period.

The Compensation and People Committee determined that continuing our design of a three-year measurement period for the relative TSR modifier and three one-year measurement periods for the financial performance measures is best aligned with our pay-for-performance philosophy. The Compensation and People Committee believes that setting the financial targets annually is the best means to ensure a sustained high level of performance through setting appropriately aggressive performance targets each year, informed by the Company's annual financial plan and strategic vision. In this manner, it can set appropriate stretch goals each year that only provide above target payouts for meaningful outperformance, as opposed to setting an inflexible three-year measurement period for the financial performance measures. Such a three-year measurement period for the financial performance measures may not be able to account for changes in business strategies and Board priorities, which may change on a year-to-year basis, particularly in times where our industry may be experiencing a significant inflection point (such as the present climate driven by the rapid adoption of generative and agentic AI).

Subject to a maximum of 400% of the target PSUs, the number of PSUs that become eligible to vest (the "Eligible PSUs") is based on the product of the following (with the result rounded down to the nearest whole share): (i) the target number of PSUs; (ii) the average of achievement percentages for the two financial measures—NGS ARR and annual Non-GAAP EPS—for each year within the performance period; and (iii) the rTSR modifier over the full three-year performance period. The

following chart illustrates how the two financial performance measures and rTSR modifier contribute to the PSU achievement level for the fiscal 2025 PSUs. Linear interpolation is used to determine the final achievement percentages and rTSR modifier between any of the levels represented below.

		Annual NGS ARR	Achievement Percentage		Annual Non-GAAP EPS	Achievement Percentage		rTSR percentile rank within S&P 500 TSRs over the three-year performance period[1]	rTSR modifier		PSU Achievement Level	PSU Achievement Level (as a Percentage of Target Award)
Target Number of PSUs Granted	x	≥ $300 million above target	300%	Average of achievement percentages	≥ 110% of target	300%	x	≥ 90th percentile	2.0x	=	Maximum	400%
		= $150 million above target	200%		= 105% of target	200%		= 75th percentile	1.5x		High	300%
		= target	100%		= target	100%		= 50th percentile	1.0x		Target	100%
		= $150 million below target	50%		= 95% of target	50%		≤ 25th percentile	0.75x		Low	37.5%
		≤ $300 million below target	0%		≤ 90% of target	0%					<Threshold	0%

(1) If the Company's TSR for a period is at least 0%, then the rTSR modifier will be equal to the actual resulting rTSR modifier. However, if the Company's TSR is less than 0%, then the rTSR modifier will be the lower of the resulting rTSR modifier and 100% of target.

Calculation Methodologies

- **Financial Performance Measures**
  - **NGS ARR** is the Company's annual recurring revenue for its Next-Generation Security business, as of the last day of the relevant fiscal year. Palo Alto Networks defines ARR associated with Next-Generation Security as the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription, and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services.
  - **Annual Non-GAAP EPS** is the Company's non-GAAP net income per diluted share, calculated in a manner consistent with the calculation of the target Non-GAAP EPS for such fiscal year, as adjusted to exclude the impact of merger and acquisition transactions consummated in the relevant fiscal year (except to the extent such a transaction is taken into account by the Compensation and People Committee when establishing the target Non-GAAP EPS for the relevant fiscal year).
- **rTSR Modifier** is calculated based on the TSR of the Company over the three-year performance period relative to the TSRs of the indexed companies over the same period. The indexed companies are those that are a component of the S&P 500 Index on both the last day of the performance period and the first day of the performance period. The beginning and ending stock prices used to determine TSRs over the performance period is calculated based on the average of the closing trading prices of the relevant company for the thirty consecutive trading days ending with the last trading day before the beginning of the performance period (for the beginning price) and the last trading day of the performance period (for the ending price).
- **Linear Interpolation** is used to determine the achievement percentage for each financial performance measure and the rTSR modifier to the extent the actual resulting NGS ARR, Non-GAAP EPS, or rTSR percentile rank for a performance period is between any of the thresholds shown above.

FISCAL 2025 ACHIEVEMENT FOR FISCAL 2025 PSUs

The following table shows both the achievement percentage of 216% for the fiscal 2025 performance period of the fiscal 2025 PSUs, as determined by our Compensation and People Committee, based on our actual NGS ARR and Non-GAAP EPS in fiscal 2025, and the structure of the fiscal 2025 PSUs over the three-year performance period.

Executive PSU Program | Fiscal 2025 PSU Award

	Measure Type	FY25	FY26	FY27
FY25 PSU Grant (Made August 2024)	Financial Metrics	**NGS ARR ($B)** Target: $5.34 Actual: $5.58 **Non-GAAP EPS*** Target: $3.16 Actual: $3.34 **Achievement:** 216%	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target
	Relative TSR	**Three-Year Relative TSR vs S&P 500**		

Final Payout = Average of Annual Financial Measure Achievements
X
Relative TSR Modifier
(with final payout capped at a maximum of 400% of target PSUs)

Start and End of Performance Period

*See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information

FISCAL 2024 PSU PERFORMANCE THROUGH FISCAL 2025

The fiscal 2024 PSUs have a three-year performance period spanning the Company's fiscal years 2024, 2025, and 2026. Performance targets for the financial performance measures are established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier is measured over all three years of the performance period. As described in the introduction to this section titled "*—Long-Term Equity Compensation*", at the beginning of fiscal 2025, certain changes were implemented to the fiscal 2024 PSUs:

- The maximum target payout for the fiscal 2024 PSUs was reduced to 400%, a reduction of 33.3%, consistent with the design for the fiscal 2025 PSUs.
- The financial performance measures for the remaining performance periods under the fiscal 2024 PSUs were aligned to the design for the fiscal 2025 PSUs. Accordingly, the financial performance measure for fiscal 2024 remained year-over-year billings growth, while the financial performance measures for fiscal 2025 and fiscal 2026 are an average of the achievement of our NGS ARR and annual Non-GAAP EPS.

The calculation for each of NGS ARR, Non-GAAP EPS, and the rTSR modifier for the fiscal 2024 PSUs is determined in the same manner as described in the section above titled "*—Fiscal 2025 PSU Design.*"

The number of PSUs that ultimately vest will be equal to the product of (i) the target number of PSUs, (ii) the average of the achievement percentages for the financial measures for each fiscal year in the performance period, and (iii) the rTSR modifier as measured over the three-year performance period, as shown below.

		Average of Annual Financial Measure Achievements						
		FY24	**FY25**	**FY26**		**FY24-FY26**		
Target Number of PSUs Granted	X	Year-over-Year Billings Growth vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target	X	rTSR Modifier	=	Number of PSUs Vested

The following table shows the full fiscal 2024 PSU structure as well as the achievement percentage for the financial measures, as determined by our Compensation and People Committee, based on the achievement of those financial measures relative to their respective targets in fiscal 2024 and fiscal 2025.

Executive PSU Program | Fiscal 2024 PSU Award

	Measure Type	FY24	FY25	FY26
FY24 Grant (Made August 2023)	Financial Measures	**Billings Growth*** Target: 17.9% Actual: 11.0% **Achievement**: 0%	**NGS ARR ($B)** Target: $5.34 Actual: $5.58 **Non-GAAP EPS*** Target: $3.16 Actual: $3.34 **Achievement:** 216%	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target
	Relative TSR	**Three-Year Relative TSR vs S&P 500**		

Final Payout = Average of Annual Financial Metric Payouts

X

Relative TSR Modifier

(with final payout capped at a maximum of 400% of target PSUs)

Start and End of Performance Period

*See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information

FISCAL 2023 PSUs FINAL PERFORMANCE RESULTS

The fiscal 2023 PSUs have a three-year performance period spanning the Company's fiscal years 2023, 2024, and 2025. Performance targets for the financial performance measures were established by the Compensation and People Committee at the beginning of each fiscal year, and the relative TSR modifier was measured over all three years of the performance period. In fiscal 2025, the same changes that were made to the fiscal 2024 PSUs regarding the maximum payout potential and the financial performance measures utilized for the remaining performance periods were also adopted with respect to the fiscal 2023 PSUs. For more information please see the sections titled "*—Long-Term Equity Compensation*" and "*—Fiscal 2024 PSU Performance Through Fiscal 2025*."

The calculation for each of NGS ARR, Non-GAAP EPS, and the rTSR modifier for the fiscal 2024 PSUs is determined in the same manner as described in the section above titled "*—Fiscal 2025 PSU Design*." The number of PSUs that ultimately vest for the fiscal 2023 PSUs is equal to the product of (i) the target number of PSUs, (ii) the average of the achievement percentages for the financial measures for each fiscal year in the performance period, and (iii) the rTSR modifier as measured over the three-year performance period, as shown below.

Target Number of PSUs Granted	X	**Average of Annual Financial Measure Achievements**			X	**FY23-FY25**	=	Number of PSUs Vested
		FY23	**FY24**	**FY25**				
		Year-over-Year Billings Growth vs. Target	Year-over-Year Billings Growth vs. Target	Average of NGS ARR vs. Target and Non-GAAP EPS vs. Target		rTSR Modifier		

The following charts show the final achievement of our fiscal 2023 PSUs granted to our NEOs as determined by our Compensation and People Committee, based on the following:

- **Financial Performance Measures:** An approximate 136% average achievement for the financial measures, with each year's determined as follows:

- ◦ Fiscal 2023: 193% achievement based on year-over-year billings growth of 23.1% relative to a target of 20%;
- ◦ Fiscal 2024: 0% achievement based on year-over-year billings growth of 11% relative to a target of 17.9%; and
- ◦ Fiscal 2025: 216% achievement based on an average of the achievements of actual NGS ARR of $5.58 billion relative to a target of $5.34 billion, and actual Non-GAAP EPS of $3.34 relative to a target of $3.16.
- ◦ See Appendix A for a reconciliation of GAAP to non-GAAP metrics and other information.

- **rTSR:** A rTSR modifier of 2.0x was determined based on our relative TSR over the three-year performance period ending on July 31, 2025 measured against the S&P 500 being at the 93rd percentile.
- **Total Final Payout:** Approximately 273% of target PSUs granted.

Average of the Three-Year Performance Achievements for Financial Measures


150%
120%
90%
60%
30%
0%
Performance Achievement
136%

rTSR Modifier


93rd percentile
90th
75th
50th
25th
Percentile
2.00x
1.50x
1.00x
0.75x
rTSR Modifier

OUR APPROACH TO ONE-TIME AWARDS TO NEOs

The Compensation and People Committee believes it may be necessary from time-to-time to make one-time awards outside of the normal grant cycle in certain circumstances, primarily to attract new executives, internally promote an executive or counter an external competing offer to one of our existing executives for retention purposes.

In considering these awards, the Compensation and People Committee follows the following principles:

- For new hire awards, time-vested equity should compensate the executive for a portion of the unvested equity they would forfeit from their current role or forgo from a competing offer. Any additional upside should be delivered through performance-based equity, such that a majority of the total equity value is performance-based.
- For promotion and retention awards, the majority of the award should be performance-based and any time vested equity should be granted only if the employee's existing unvested equity is low compared to market or internal peers.

No one-time equity awards were made in fiscal 2025 to any of our NEOs.

FISCAL 2023 CEO RETENTION AWARD

As disclosed previously, during fiscal 2023, our Compensation and People Committee granted Mr. Arora, our Chief Executive Officer, a significant performance-based restricted stock unit retention award. The decision was reached following a rigorous and data-driven assessment by our Compensation and People Committee, concluding that Mr. Arora had typified our leadership ethos—one that values high integrity and high performance for the benefit of our shareholders and all company stakeholders. The Compensation and People Committee also recognized Mr. Arora's instrumental role in transforming our Company into the world's cybersecurity leader.

Under his tenure, our financial performance and product innovation has accelerated, and our market capitalization increased from $19.1 billion, as of May 31, 2018, to $66 billion, as of June 2, 2023, and it continued to increase substantially. Since the date the fiscal 2023 retention award was granted to Mr. Arora through July 31, 2025, our market capitalization has grown an additional 75% to approximately $116 billion. The Board firmly believes Mr. Arora's vision, strategic acumen, and operational excellence are critical for achieving our next phase of growth and delivering extraordinary value for shareholders. Now more than ever, we rely on our executive team, led by Mr. Arora, to face head on the challenges presented by entering the AI era, and execute on our strategies for long-term growth and value creation for our shareholders.

Prior to this grant, during fiscal 2022 and 2023, John M. Donovan, our Lead Independent Director, and Sir John Key, the Chair of our Compensation and People Committee, engaged extensively with shareholders, soliciting input on Mr. Arora's compensation and long-term retention. Our shareholders expressed strong satisfaction with his performance and a desire for his long-term retention, emphasizing that any compensation, especially retention awards, should align with a pay-for-performance philosophy and deliver significant value creation.

Consequently, the award was structured with the following features:

- A five-year cliff, which enhances retention benefits of the award, and only pays out based on sustained performance. Mr. Arora must remain in the employ of the Company throughout the entire duration of the five-year performance period. Failure to do so will result in Mr. Arora receiving no value or compensation from the award.
- A minimum level of required performance, where the award can result in as few as zero shares, if the Company's performance is less than the 40th percentile of the S&P 500 over the five-year performance period.
- A median performance level that is tied to performance at the 55th percentile of the S&P 500 index.
- A graduated payout curve, where Mr. Arora will only receive the maximum level of compensation if the Company delivers exceptional stock price performance, as measured against the S&P 500 index.

Our Compensation and People Committee has committed not to grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023.

Fiscal 2026 Compensation Decisions

As part of the continuing evolution of our compensation programs in response to the results of our shareholder "Say-on-Pay" advisory vote at the 2024 annual meeting of shareholders, shareholder feedback, and the advice received from its independent compensation consultant, the Compensation and People Committee implemented important changes to our compensation programs for fiscal 2026 focused on pay-for-performance.

- **Adjusted PSU rTSR Payout Curve.** In response to feedback regarding concerns that the rTSR modifier may be disproportionately weighted toward upside opportunity, we adjusted the rTSR modifier payout curve for our fiscal 2026 PSU awards to increase the target for a 1.0x modifier to be the 55th percentile as compared to the 50th percentile for the prior years' PSUs.
- **Increased NGS ARR Performance Targets.** For our fiscal 2026 PSU awards for NEOs, we increased the performance targets for NGS ARR required for each achievement level.

Achievement Percentage	FY25 NGS ARR Needed for Achievement Percentage	FY26 NGS ARR Needed for Achievement Percentage	% Change
300%	≥ $300 million above target	≥ $400 million above target	33%
200%	= $150 million above target	= $200 million above target	33%
100%	= target	= target	0
50%	= $150 below target	= $200 million below target	33%
0%	≤ $300 million below target	≤ $400 million below target	33%

Other Aspects of Our Executive Compensation Programs

Employment Agreements

Each of our NEOs is a party to an employment arrangement setting forth the material terms of his employment. For a summary of the material terms and conditions of these arrangements, see the section titled *"—Executive Employment Agreements."*

Post-Employment Compensation

The employment arrangement for each of our NEOs provides for payments and/or benefits related to an involuntary termination of employment, including in connection with a change in control of our Company, on a "double trigger" basis. We believe that these protections assist us in retaining the services of these individuals. We also believe that these protections serve our business objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize shareholder value, including in the event that there is a potential transaction that could involve a change in control of our Company. The terms of these post-employment compensation arrangements were determined after our Board and Compensation and People Committee reviewed our retention goals for each NEO and an analysis of relevant market data.

For a summary of the material terms and conditions of these post-employment compensation arrangements, as well as an estimate of the amounts potentially payable pursuant to such arrangements, see the sections titled *"—Executive Employment Agreements"* and *"—Potential Payments Upon Termination or Change in Control."*

Our Compensation and People Committee has adopted a continued service policy as an additional tool to serve several critical interests when circumstances warrant. These interests include maintaining distinctive executive ability; providing continuity of expertise in servicing our customers; minimizing the business disruption that can follow executive attrition; and solidifying succession planning.

Employees holding the title of Senior Vice President or higher are eligible for continued vesting of equity awards if such employee (i) voluntarily resigns from full-time employment; (ii) has either (A) attained the age of 55 years and has been continuously employed by the Company as a full-time employee for at least five years as of the date of such resignation or (B) has been continuously employed by the Company as a full-time employee for at least ten years as of the date of such resignation or transition; and (iii) maintains a continued service relationship with the Company, including by transitioning employment to an advisory role, whether as employee or independent contractor. Eligible employees are not guaranteed benefits under the policy. Each award of benefits under the policy will be individually assessed and determined by the administrator of the policy, which is our Board or Compensation and People Committee, including the determination of which equity awards that will be subject to continued vesting and the related terms and conditions. Eligible employees will enter into a continued service agreement with the Company in a form approved by the administrator. In connection with Mr. Zuk's voluntary resignation from his positions as director and Chief Technology Officer, the Company entered into a continued service agreement with the Company under our continued service policy. Under that agreement, Mr. Zuk is expected to continue to provide certain advisory services to the Company through November 2, 2026 and will receive continued vesting on his outstanding PSUs so long as he is continually providing services under that agreement through the vest dates.

In 2023, our Compensation and People Committee adopted an Equity Incentive Plan Survivor Benefit Policy (the "Survivor Benefit Policy"), which provides that upon the death of an employee, certain equity awards of the employee will fully accelerate and vest, unless prohibited by applicable laws. For any awards with performance-based vesting terms that are accelerated, unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and any multipliers (whether based on TSR or otherwise) will not impact the award. For further details regarding this policy, please see the section below titled: *" —Termination of Employment and Potential Payments Unrelated to a Change in Control —Potential Payments in connection with Termination of Employment Due to Death."*

Under the cash incentive plan, participants who did not elect to defer any portion of their cash incentive plan payouts under our non-qualified deferred compensation plan are eligible to receive a cash incentive plan payout upon their death, as described in further detail in the section titled *"—Termination of Employment and Potential Payments Unrelated to a Change in Control."*

Executive Officer Stock Ownership Guidelines

Stock Ownership Guidelines

Purpose. Our Board believes that our executive officers should hold a meaningful financial stake in our Company to closely align their interests with those of our shareholders and has therefore adopted stock ownership guidelines as part of our corporate governance guidelines.

Ownership Definition. Unvested PSUs, RSUs, and unexercised stock options do not count toward satisfying these ownership guidelines.

Ownership Requirement. Our Chief Executive Officer and our other executive officers must accumulate and hold shares of our common stock based on a multiple of base salary within five years of their appointment as, or promotion to, an executive officer.

Status. As of September 15, 2025, our CEO and each of our other executive officers have each met their respective stock ownership guideline. The following table lists the specific ownership requirements for our CEO and other executive officers, their status in meeting the guidelines, and their deadlines to meet the current requirements.

Officer	Multiple of Base Salary Requirement	Status	Deadline
Nikesh Arora	10x	Met	June 2023
Dipak Golechha	1x	Met	March 2026
William "BJ" Jenkins	1x	Met	August 2026
Lee Klarich	1x	Met	May 2011
Nir Zuk(1)	1x	Met	February 2010

(1) Mr. Zuk ceased being an executive officer of the Company as of August 14, 2025.

One-Year Hold Policy

In addition to our ownership guidelines, we maintain a one-year post-vesting holding period for all of our NEOs, which was adopted in our fiscal 2022. The purpose of the policy is to further ensure that the interests of our NEOs are closely aligned with those of our shareholders. Under the policy all NEOs are required to hold, for one full calendar year from the date of vesting or acquisition any shares of our common stock acquired by such NEO upon the vesting of an equity award granted by the Company. There are limited exceptions to the holding requirement for shares withheld or sold for tax purposes and for equity awards granted upon the initial hiring or appointment of an NEO as an executive officer.

Risk Assessment and Compensation Practices

Our management assesses and discusses with our Compensation and People Committee our compensation policies and practices as they relate to our risk management. Based upon this assessment, the Compensation and People Committee believes that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company, in consideration of the following factors, among others:

- our cash incentive plan reflects a "pay for performance philosophy" that rewards our NEOs and other eligible employees for achievement of performance targets;
- discretionary bonuses are reserved for extraordinary performance and achievement;
- total compensation features a balanced pay mix of short- and long-term incentives ("LTI"), with the significant majority of pay for senior executives delivered in LTI, which is performance based;
- our equity awards include multi-year vesting schedules requiring long-term employee commitment;
- our performance expectations reward long-term value creation, profitability and excellence;
- our use of multiple performance measures in incentive plans;
- our regular monitoring of short-term and long-term compensation practices to determine whether management's objectives are satisfied, as well as effective oversight and approval process of the performance measures and goals;
- performance goals require sufficient "stretch," yet are achievable;

- both the short-term and long-term incentive programs have caps for significant upside performance and clearly defined performance metrics; and
- our independent compensation consultant evaluated and assessed our compensation policies and practices and confirmed that our practices do not encourage excessive risk taking.

Compensation Recovery Policies

In December 2023, we adopted a new Compensation Recovery Policy in accordance with the SEC requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Nasdaq's listing standards. The new Compensation Recovery Policy supplements our existing Clawback Policy that was first adopted in August 2017 (the "2017 Clawback Policy"), and provides for the non-discretionary recovery on a pre-tax basis of excess incentive-based compensation received on or after October 2, 2023 ("Erroneously Awarded Compensation") by current and former executive officers (as defined in Rule 10D-1(d) under the Securities and Exchange Act of 1934, as amended) ("Covered Officers") in the event of an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, whether or not the Covered Officer was at fault for the restatement. Recovery of such excess compensation is required unless it is determined that recovery is impractical in certain limited circumstances or the excess compensation was received prior to the beginning of the Company's three fiscal years most recently completed before the date on which it is determined an accounting restatement is required. The manner of recovery of any Erroneously Awarded Compensation is (i) first, an offset against other compensation payable to the Covered Officer, including through reduction or cancellation of incentive-based compensation or outstanding equity awards of such person; (ii) second, reduction or cancellation of interests in any deferred compensation plan maintained by the Company; and (iii) third, taking any other remedial and recovery action permitted by applicable law, including direct cash reimbursement to the Company.

In connection with the adoption of the Compensation Recovery Policy, we amended the 2017 Clawback Policy through which we may seek the recovery of performance-based incentive compensation paid by us under certain circumstances. The amendment clarified that the 2017 Clawback Policy would no longer apply to excess incentive-based compensation covered by our new Compensation Recovery Policy received on or after October 2, 2023 by Covered Officers. The Compensation and People Committee determined that removing the overlap that would have otherwise existed would not affect the Company's rights because there would not be a scenario in which there is compensation recoverable under the 2017 Clawback Policy that would not be recoverable under the new Compensation Recovery Policy after October 2, 2023.

Other than the change described above, the 2017 Clawback Policy remains unchanged otherwise and continues to apply to our Chief Executive Officer and to all our officers who report directly to our Chief Executive Officer. The 2017 Clawback Policy provides that if we restate our financial statements as a result of a material error, a covered executive received excess compensation as a result, no more than two years have elapsed since the original filing date of the relevant financial statements and the Compensation and People Committee unanimously concludes that fraud or intentional misconduct by the covered executive caused the material error and it would be in our best interests to seek from such covered executive recovery of the excess compensation, then our Compensation and People Committee may, in its sole discretion, seek repayment from such covered executive.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other disposition of securities by our directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as the exchange listing standards applicable to us. A copy of our insider trading policy is filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. Further, we periodically engage in transactions in our own securities. With regard to trading in our own securities, it is our practice to comply with the federal securities laws and the applicable exchange listing requirements.

Hedging and Pledging Policies

Our insider trading policy prohibits our executive officers and members of our board of directors from engaging in derivative securities transactions, including hedging or other transactions that offset, or are designed to hedge or offset, any decrease in the market value of our equity securities and from pledging Company securities as collateral or holding Company securities in a margin account, except, in the case of pledging, with the prior approval of the Governance and Sustainability Committee. This policy does not restrict ownership of, or transactions related to, Company-granted awards,

such as PSUs, RSUs, employee stock options, and other securities issued by the Company or the deferral of equity awards pursuant to our non-qualified deferred compensation plan.

Our executive officers have significant holdings of our stock to align their interests to those of our shareholders. Establishing a conservative pledging policy enables our executive officers to continue to hold those shares, while providing them flexibility in financial planning and allowing them to achieve financial diversification. By enabling our executives to maintain their stock ownership in the Company, our conservative pledging program helps ensure that they continue to have a meaningful financial interest in the success of the Company under their leadership. For these reasons, in fiscal 2022, the Board adopted a conservative policy that allows limited pledging of our stock by our executive officers.

Our pledging policy establishes the parameters of pledging arrangements, and provides that any pledging arrangement must be approved in advance by our Governance and Sustainability Committee, as well as sets an overall limit of $100 million on the total value of shares pledged by our executive officers (as a group). Under this policy, all pledges of shares of Company stock by our executives must comply with the following requirements:

- any proposed pledge of shares must be approved in advance by the Governance and Sustainability Committee;
- the loan amount against which shares are pledged must not exceed 30% of the aggregate fair market value of the individual's total stock ownership at the time the arrangement is executed;
- only outstanding shares held by an individual may be pledged (i.e., no shares subject to options or unvested RSUs, PSUs or other unvested equity awards may be pledged);
- no shares may be pledged that would cause the total value of all pledged shares of our executive officers in the aggregate (as a group) to exceed $100 million;
- pledged shares cannot consist of any shares that remain subject to the holding requirement under our One-Year Hold Policy described above under "*—Executive Officer Stock Ownership Guidelines--One-Year Hold Policy*"; and
- the stock ownership requirements applicable to our executives are in addition to, and cannot include, pledged shares.

When approving a pledging arrangement, in addition to the requirements above, the Governance and Sustainability Committee will consider any other factors deemed relevant by the Committee from time to time, including, without limitation, the total number of shares of Company stock beneficially owned by the applicable executive, the pledged shares as a percentage of the executive's aggregate beneficially owned shares, the pledged shares as a percentage of the Company's total outstanding shares, whether the pledged shares were purchased by the executive, and whether the executive has entered into any other pledging arrangement.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and certain other highly compensated executive officers in any taxable year. While our Compensation and People Committee is mindful of the benefit of being able to fully deduct the compensation paid to our NEOs, our Compensation and People Committee believes that we should retain the flexibility to provide compensation to our NEOs that is not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. Our Compensation and People Committee intends to continue to compensate our NEOs in a manner consistent with the best interests of our Company and our shareholders even if any portion of such compensation is not deductible.

Taxation of "Parachute" Payments. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our NEOs with a "gross-up" or other reimbursement payment for any tax liability that the NEO might owe as a result of the application of Sections 280G or 4999 during fiscal 2025, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement in the future.

Accounting for Share-Based Compensation. We follow ASC Topic 718 for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based compensation awards made to employees and directors, including stock options and other stock-based awards, based on the grant date "fair value" of

these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Variation Between Fiscal 2025 Equity Award Values and Equity Compensation Reported in Summary Compensation Table. The amounts shown for fiscal 2025 in the "Stock Awards" column of our Summary Compensation Table reflect an outsized year-over-year percentage increase in equity award grant value relative to the percentage increase in target equity compensation for our NEOs. A significant portion of that increase is driven by accounting complexities in valuing our PSUs, rather than a simple year-over-year increase in the actual number of shares granted. Several key factors shaped this year's reported amounts.

- **Recognition of tranches from prior year awards**: Our PSU program includes financial performance goals with the targets for such performance goals are determined by our Compensation and People Committee by the end of the first month of each fiscal year of the relevant performance period. Applicable accounting rules provide that performance targets must be approved to establish a measurement date to determine the grant date fair market value, and the accounting value of the portion of the fiscal 2023 PSUs and fiscal 2024 PSUs associated with the performance period occurring in fiscal 2025 must be calculated in our fiscal 2025 and reflected in the Summary Compensation Table for that year. Given our significant stock price appreciation since the fiscal 2023 PSUs and fiscal 2024 PSUs were first granted (our closing trading price was $94.92 on August 23, 2022, which is the date of grant for the fiscal 2023 PSUs, and $120.41 on August 21, 2023, which is the date of grant for the fiscal 2024 PSUs), the accounting value of the fiscal 2025 portion of such awards ($284.54 and $250.20, for the fiscal 2023 and fiscal 2024 PSUs, respectively) is more than two times the value of the equity awards on their respective dates of grant.
- **Accounting valuation method**: As our PSU awards include an rTSR modifier, we are required to use a specific accounting valuation method, which results in an accounting premium that is reflected in the values attributed to our PSU awards in the Summary Compensation Table.
- **Stock price volatility at grant**: For accounting purposes, the fair value of equity awards must be determined based on the closing price of our common stock on the actual grant date. We have historically determined the number of shares subject to an equity award granted to all employees, including our NEOs, based on a value-to-share conversion methodology that relies on the trailing 14-day average closing price. As a result of higher than typical stock price volatility in August 2024 leading up to our August 20, 2024 grant date for the fiscal 2025 PSUs, there was a 9.5% increase in equity compensation expense (August 2024 trading average: $168.00; August 20, 2024 grant price: $184.01).

To summarize, while the underlying number of shares granted did rise for fiscal 2025, the increase in reported equity values largely reflects share price appreciation and fair value methodologies rather than a substantial shift in our overall equity compensation philosophy.

Perquisites and Other Personal Benefits

Retirement Plans. We have established a U.S. tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements. We currently match contributions made to the plan by our employees up to $1,000, including for our NEOs. In fiscal 2025, Messrs. Golechha, Jenkins, and Klarich participated in our Section 401(k) retirement plan and each received a matching contribution of $1,000. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, or the Code, so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan. We made payments for Mr. Zuk to certain Israeli social security and pension benefits and severance funds available to employees of our Israel subsidiaries under Israeli government schemes on the same basis as the Company provides to other Israel-based employees.

Health and Welfare Plans. In addition, we provide other benefits to our NEOs on the same basis as all of our full-time employees in the country in which they reside. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. We made payments for Mr. Zuk to certain Israeli health insurance plans available to employees of our Israel subsidiaries, which are available on the same basis as the Company provides to other Israel-based employees.

Deferred Compensation Plan. We provide a deferred compensation plan, which is a non-qualified deferred compensation plan established in compliance with Section 409A of the Code. Participation in the deferred compensation plan is voluntary and limited to U.S. employees of the Company and affiliates that are at the Vice President level or above, as determined by the Compensation and People Committee. Participation is available for our U.S.-based executive officers. For a summary of the deferred compensation plan, see the section titled *"—Executive Compensation Tables."*

CEO Security Program. Our Compensation and People Committee determined that if any harm occurred to our Chief Executive Officer, our business operations, investor confidence and employee productivity would be severely impacted. Accordingly, the Board continued to take reasonable steps to ensure the safety and security of Mr. Arora, considering the nature of the position and its criticality to the operation of the Company.

We previously retained a leading global risk management and security consulting firm to analyze and determine if there was a bona-fide business related security concern for Mr. Arora. Based on the results of its investigation (which included investigation of a prior personal security incident involving Mr. Arora), this firm determined that there was a bona-fide, business related security concern for Mr. Arora and credible threat actors existed with both the willingness and resources necessary for conducting an attack on Mr. Arora. Accordingly, the firm recommended that the Company take various steps to ensure the safety of Mr. Arora. Our chartered aircraft policy requires the use of chartered aircraft for both business and personal-related air travel by Mr. Arora. To further ensure Mr. Arora's safety during vehicular travel, as part of the overall security program, Mr. Arora is driven by a member of his security protection detail in a Company-leased automobile (including during his commute, which is considered a personal benefit under the relevant disclosure rules).

Our Compensation and People Committee regularly reviews the nature and cost of this program in relation to his security profile. Even though the security program was put in place for business reasons, the component of the program that includes security at Mr. Arora's residence and during personal travel is required to be disclosed as a perquisite under the relevant SEC rules and is included in the "All Other Compensation" column in the Summary Compensation Table. The total amount of benefits to Mr. Arora under the SEC rules in fiscal 2025 was approximately $2,678,498. The value of Mr. Arora's personal use of chartered aircraft and the Company-leased automobile resulting from our overall security program in fiscal 2025 was $870,276 and $89,298, respectively, and the Company paid an aggregate of $315,801 of Mr. Arora's taxes on the imputed income recognized by Mr. Arora related to the use of such aircraft and automobile. On occasion, guests of Mr. Arora may accompany him at de minimis incremental cost to the Company.

The costs of Mr. Arora's security program can vary from year to year depending on the requisite security measures and his travel schedule. Our Compensation and People Committee believes that amounts paid by the Company for this security program have been reasonable, necessary and for our benefit, including in light of the current climate and security risks profile for Mr. Arora. We require these security measures for the Company's benefit because of the importance of Mr. Arora to the Company, and we believe that the scope and costs of these security programs are appropriate and necessary.

Other Personal Benefits. We paid a filing fee of $105,000 for each of Mr. Klarich and Mr. Zuk related to a regulatory filing they were each required to make related to their acquisition and ownership of our common stock. The filing requirement arose as a result of the vesting of equity awards previously granted to them as executive officers of the Company.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual NEO in the performance of his or her duties, to make our NEOs more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our Compensation and People Committee.

Report of the Compensation and People Committee

Our Compensation and People Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussion, our Compensation and People Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation and People Committee of our Board:

Right Honorable Sir John Key, Chair
Aparna Bawa
John M. Donovan

Executive Compensation Tables

Fiscal 2025 Summary Compensation Table

The following table presents summary information regarding the compensation paid to, or earned by, our NEOs for our fiscal year ended July 31, 2025.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Nikesh Arora Chief Executive Officer	2025	1,000,000	94,857,838	1,200,000	2,678,498 (2)	99,736,336
	2024	1,000,000	54,150,353	1,200,000	1,686,522	58,036,875
	2023	750,000 (3)	145,374,318	1,500,000	3,800,885	151,425,203
Dipak Golechha Chief Financial Officer	2025	600,000	24,205,961	720,000	1,720 (4)	25,527,681
	2024	600,000	13,301,233	720,000	2,924	14,624,157
	2023	600,000	7,879,645	900,000	2,023	9,381,668
William "BJ" Jenkins President	2025	750,000	25,291,747	900,000	17,655 (5)	26,959,402
	2024	750,000	16,365,230	900,000	15,285	18,030,515
	2023	750,000	12,116,568	1,125,000	31,836	14,023,404
Lee Klarich Chief Product and Technology Officer	2025	550,000	24,654,517	660,000	106,720 (6)	25,971,237
	2024	550,000	19,126,156	660,000	2,162	20,338,318
	2023	550,000	15,685,347	825,000	32,023	17,092,370
Nir Zuk(7) Founder Emeritus and Former Chief Technology Officer	2025	408,026	14,852,714	203,014	243,844 (8)	15,707,598
	2024	400,140	11,349,785	480,168	72,086	12,302,179
	2023	419,515	6,961,334	629,272	76,091	8,086,212

(1) The amounts reported in the Stock Awards column represent the grant date fair value of the equity awards (including time-based RSUs and PSUs) that were considered, under ASC Topic 718, to have been granted to our NEOs in each reported fiscal year, as computed in accordance with ASC Topic 718. The disclosure rules for stock awards in the summary compensation table are based on when there is a measurement date under financial accounting rules, because that is when it is possible to determine grant date fair value. As a result, performance-based stock awards are not always disclosed in the summary compensation table during the year that they were legally granted if performance metrics for a portion of the awards are set in a subsequent year. In the table above:

(i.) The amounts included for fiscal 2023 include the grant date fair value of approximately 42% (or in Mr. Jenkins' case, 28%) of the PSUs legally granted in fiscal 2022, one-third of the PSUs legally granted in August 2022, and all of the PSUs legally granted to Mr. Arora in June 2023, because the performance metrics for those PSUs were set in fiscal 2023.

(ii.) The amounts included for fiscal 2024 include the grant date fair value of approximately 16% (or in Mr. Jenkins' case, 11%) of the PSUs legally granted in fiscal 2022, one-third of the PSUs legally granted in fiscal 2023, and one-third of the PSUs legally granted in fiscal 2024, because the performance metrics for those PSUs were set in fiscal 2024.

(iii.) The amounts included for fiscal 2025 include the grant date fair value of approximately one-third of the PSUs legally granted in each of fiscal 2023, fiscal 2024, and fiscal 2025, because the performance metrics for those PSUs were set in fiscal 2025.

The result of this is that the growth of our stock price results in larger grant date fair values reported in years subsequent to the year equity awards were legally granted because the higher stock price is used to establish the grant date fair value of the portion of an award that is set in those subsequent years. The grant date value of the awards that were considered to have been granted in fiscal 2025 under ASC Topic 718, assuming that the highest level of performance conditions will be achieved, is approximately $268,674,816 for Mr. Arora, $67,920,673 for Mr. Golechha, $71,178,030 for Mr. Jenkins, $72,157,209 for Mr. Klarich, and $44,558,141 for Mr. Zuk. The portions of any awards that vest based on the achievement of performance goals (other than relative TSR) for fiscal years after fiscal 2025 do not have a reportable grant date fair value under ASC Topic 718 and are not included in this table. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. For more information, see footnote 3 to the Fiscal 2025 Grants of Plan-Based Awards Table. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their equity awards.

(2) Includes life insurance premiums of $720, personal security costs of $1,402,404 based on invoices provided by a third-party security company, approximately $870,276 and $89,298, respectively, for costs attributed to personal usage of private aircraft and a Company-leased automobile provided as part of the overall security program, and $315,801 for taxes associated with personal usage of the private aircraft and other travel expenses from the Company-leased automobile provided under Mr. Arora's overall security program that may be deemed to be in the nature of commuting. For purposes of reporting the value of personal usage of private aircraft in this table, we use costs provided by the applicable charter company, which include contracted hourly charges and fuel charges. For purposes of reporting the value of personal usage of the Company automobile provided under Mr. Arora's overall security program in this table, we use the hourly rate of the member of his security detail driving Mr. Arora applied to the approximate hours the security detail drives Mr. Arora in the automobile for personal use, plus an estimated percentage of personal use by Mr. Arora applied to the cost of leasing, insuring, maintaining the automobile. On occasion, guests of Mr. Arora also may accompany him, at a de minimis incremental cost to the Company. For more information about Mr. Arora's security program, see the section entitled *"Compensation Discussion and Analysis—Perquisites and Other Personal Benefits"* above.

(3) From November 1, 2021 to October 31, 2022, Mr. Arora elected to forego his salary.

(4) Includes life insurance premiums of $720 and 401(k) plan matching contributions by our Company of $1,000.

(5) Includes life insurance premiums of $720, 401(k) plan matching contributions by our Company of $1,000, and $15,935 for taxes associated with the reimbursement of taxable expenses associated with participation at Company events (on the same terms as provided to other participants in such events).

(6) Includes life insurance premiums of $720, 401(k) plan matching contributions by our Company of $1,000, and a fee of $105,000 for a regulatory filing related to the acquisition and ownership of our common stock.

(7) For fiscal 2025, Mr. Zuk's base salary, non-equity incentive plan compensation and all other compensation was paid in Israeli New Shekels from August 1, 2024 through June 30, 2025. To the extent the amounts set forth in the table for fiscal 2025 include compensation for Mr. Zuk during the period from August 1, 2024 through June 30, 2025, the conversion from Israeli New Shekels to U.S. dollars was made using an average exchange rate over that time period of approximately 0.27 U.S. dollars for one Israeli New Shekel.

(8) Includes life insurance premiums of $60, $290 for taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts), $387 for taxes associated with health insurance contributions by the Company, $65,835 contributed for social security and pension benefits under Israeli government schemes (on the same basis as the Company provides to other Israel-based employees), $33,822 contributed for severance benefits under Israeli government schemes (on the same basis as the Company provides to other Israel-based employees), $38,450 for accrued vacation required to be paid out to Mr. Zuk in connection with his permanent relocation from Israel to the United States during fiscal 2025, and a fee of $105,000 for a regulatory filing related to the acquisition and ownership of our common stock.

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee. As permitted by SEC rules, we used the same median employee for fiscal 2025 that we identified for fiscal 2023, and used for fiscal 2024, because there have been no significant changes to our workforce or pay design for fiscal 2025 that we believe would significantly change our Chief Executive Officer pay ratio results. For our last completed fiscal year, which ended July 31, 2025:

- The median of the annual total compensation of all employees of our Company and our consolidated subsidiaries in fiscal 2025 was approximately $225,828, excluding our Chief Executive Officer. This annual total compensation was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary, all bonuses earned, other cash payments (such as from our cash incentive plan), 401(k) contribution matches, life insurance premiums paid by the Company, and the aggregate "grant date fair value" of equity awards granted during fiscal 2025.
- Mr. Arora's annual total compensation, as reported in the Fiscal 2025 Summary Compensation Table included in this Proxy Statement, was $99,736,336.
- Accordingly, for fiscal 2025, the ratio of Mr. Arora's annual total compensation to the median of the annual total compensation of all employees was approximately 442 to 1.

This pay ratio is a reasonable estimate, calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Fiscal 2025 Grants of Plan-Based Awards

The following table presents information regarding the amount of equity awards granted to our NEOs during our fiscal year ended July 31, 2025.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]				
Name	**Grant Date[1]**	**Date of Board or Committee Action to Grant the Award[1]**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**Grant Date Fair Value of Stock Awards ($)[4]**
Mr. Arora	—	—	450,000	1,000,000	1,650,000	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	145,008	580,032	—	41,259,851
	8/15/24	8/17/23	—	—	—	1	123,228	492,912	—	30,831,646
	8/20/24	8/15/24	—	—	—	1	87,664	350,656	—	22,766,341
Mr. Golechha	—	—	270,000	600,000	990,000	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	34,344	137,376	—	9,772,070
	8/15/24	8/17/23	—	—	—	1	30,806	123,224	—	7,707,661
	8/20/24	8/15/24	—	—	—	1	25,900	103,600		6,726,230
Mr. Jenkins	—	—	337,500	750,000	1,237,500	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	38,160	152,640	—	10,857,856
	8/15/24	8/17/23	—	—	—	1	30,806	123,224	—	7,707,661
	8/20/24	8/15/24	—	—	—	1	25,900	103,600	—	6,726,230
Mr. Klarich	—	—	247,500	550,000	907,500	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	57,240	228,960	—	16,286,784
	8/15/24	8/17/23	—	—	—	1	23,106	92,424	—	5,781,121
	8/20/24	8/15/24	—	—	—	1	9,960	39,840	—	2,586,612
Mr. Zuk[5]	—	—	183,612	408,026	673,243	—	—	—	—	—
	8/15/24	8/18/22	—	—	—	1	30,528	122,112	—	8,686,285
	8/15/24	8/17/23	—	—	—	1	24,646	98,584	—	6,166,429

(1) Represents the grant date determined under ASC Topic 718, for the portion of the awards that were considered, under ASC Topic 718, to have been granted in fiscal 2025. The legal grant date for the awards with Board or Committee Action to grant the award occurring on (i) August 18, 2022, was August 23, 2022, (ii) August 17, 2023, was August 21, 2023, and (iii) August 15, 2024 was August 20, 2024.

(2) Amounts in these columns relate to incentive compensation opportunities under the fiscal 2025 cash incentive plan and the target column assumes achievement at target levels for our corporate performance measures. For achievement in excess of target, outperformance could be rewarded with a payout of up to a maximum 165% of the target amount for each NEO. The actual amounts paid to our NEOs are set forth in the "Fiscal 2025 Summary Compensation Table" above and the calculation of the actual amounts paid is discussed more fully in the section titled *"Compensation Discussion and Analysis—Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Annual Cash Incentive Compensation."*

(3) Represents PSUs that were considered, under ASC Topic 718, to have been granted in fiscal 2025. The threshold is calculated as if the threshold of the financial performance targets was reached and the lowest relative TSR modifier was reached. The maximum is calculated assuming all maximum financial performance targets were met and the maximum relative TSR modifier was reached. The amounts included under the maximum column for the PSUs legally granted in our fiscal 2023 (which have a legal grant date in August 2022) and our fiscal 2024 (which have a legal grant date in August 2023) reflect the current terms of the PSUs, including the maximum payout of 400% that was implemented as a change in fiscal 2025. For more information, see the section titled *"Compensation Discussion and Analysis—Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long Term Equity Compensation.*

(4) The amounts reported in the Grant Date Fair Value of Stock Awards column represent the grant date fair value of the portions of the PSU awards that were considered to have been granted in fiscal 2025 under ASC Topic 718, assuming that the target level of performance conditions is achieved. The assumptions used in calculating the grant date fair value of the PSUs reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. The value of the PSUs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSU under ASC Topic 718 occurs when performance targets are approved, and we approved only the fiscal 2025 performance targets for these PSUs in fiscal 2025, PSU values in this column include one-third of the PSUs granted with respect to PSUs granted in each of August 2022, August 2023, and August 2024. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their PSU awards.

(5) The amounts set forth in the table for Mr. Zuk in the column Estimated Future Payouts Under Non-Equity Incentive Plan Awards reflect the conversion from Israeli currency to U.S. dollars using an average exchange rate of approximately 0.27 U.S. dollars for one Israeli new shekel for fiscal 2025 to the extent those amounts would include compensation for Mr. Zuk during the period from August 1, 2024 through June 30, 2025. For fiscal 2025, Mr. Zuk's cash compensation was paid in Israeli New Shekels from August 1, 2024 through June 30, 2025.

Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding stock options and other equity awards held by our NEOs as of July 31, 2025.

Named Executive Officer	Grant Date(1)	Option Awards—Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards—Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards—Option Exercise Price ($)	Option Awards—Option Expiration Date	Stock Awards—Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards—Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Mr. Arora	8/20/24 (3)	—	—	—	—	—	—	1,051,968	182,621,645
	8/21/23 (4)	—	—	—	—	—	—	1,478,736	256,708,570
	6/2/23 (5)	—	—	—	—	—	—	1,500,000	260,400,000
	8/23/22 (6)	—	—	—	—	1,185,721	205,841,166	—	—
	6/7/18 (7)	846,408	—	33.08	12/6/25	—	—	—	—
Mr. Golechha	8/20/24 (3)	—	—	—	—	—	—	310,808	53,956,269
	8/21/23 (4)	—	—	—	—	—	—	369,680	64,176,448
	8/23/22 (6)	—	—	—	—	280,820	48,750,352	—	—
Mr. Jenkins	8/20/24 (3)	—	—	—	—	—	—	310,808	53,956,268
	8/21/23 (4)	—	—	—	—	—	—	369,680	64,176,448
	8/23/22 (6)	—	—	—	—	312,025	54,167,540	—	—
	8/20/21 (8)	—	—	—	—	3,828	664,541	—	—
Mr. Klarich	8/20/24 (3)	—	—	—	—	—	—	119,536	20,751,450
	8/21/23 (4)	—	—	—	—	—	—	277,264	48,133,030
	8/23/22 (6)	—	—	—	—	468,038	81,251,397	—	—
	10/20/18 (7)	552,060	—	32.25	4/19/26	—	—	—	—
Mr. Zuk	8/21/23 (4)	—	—	—	—	—	—	295,744	51,341,158
	8/23/22 (6)	—	—	—	—	249,620	43,334,032	—	—

(1) The grant date reflected is the legal grant date of the applicable award.

(2) The market value of unvested or unearned shares is calculated by multiplying the number of unvested or unearned shares held by the applicable NEO by the closing market price of our common stock on Nasdaq on July 31, 2025 (the last trading day of our 2025 fiscal year), which was $173.60 per share.

(3) Represents PSUs that were granted under our 2021 Equity Incentive Plan ("2021 Plan"), which have a three-year performance period and will vest after the end of the performance period based on the achievement of performance targets for the Company's 2025, 2026 and 2027 fiscal years and a relative TSR measured over the full three-year performance period. Values included in the applicable columns reflect the maximum values for number of shares under the PSU terms and the associated market value. For more

information, see the section titled *"Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2025 Equity Compensation."*

(4) Represents PSUs that were granted under our 2021 Plan, which have a three-year performance period and will vest after the end of the performance period based on the achievement of performance targets for the Company's 2024, 2025 and 2026 fiscal years and a relative TSR measured over the full three-year performance period. Values included in the applicable columns include the maximum values for number of shares under the PSU terms and the associated market value. For more information, see the section titled *"Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2024 PSU Performance Through Fiscal 2025.*

(5) Represents PSUs that were granted under our 2021 Plan, which have a five-year performance period. Following the completion of the five-year performance period, the Compensation and People Committee will make the final determination of performance for the PSUs under the terms of the PSUs, including the number of PSUs eligible to vest at such time, if any. Values included in the applicable columns reflect the maximum values for number of shares under the PSU terms and the associated market value.

(6) Represents PSUs that were granted under our 2021 Plan, which have a three-year performance period and will vest after the end of the performance period based on the achievement of the performance targets for the Company's 2023, 2024 and 2025 fiscal years and a relative TSR over the full three-year performance period. The three-year performance period for the PSUs ended July 31, 2025, and the PSUs that became eligible to vest will vest upon the effectiveness of the Compensation and People Committee's final determination of the performance achievements under the terms of the award and the relevant NEO's continued service through the applicable November 1, 2025 vest date. Values included in the applicable columns reflect the amount of PSUs, as of July 31, 2025, that will be eligible to vest based upon achievement of the specified performance measures and subject to the effectiveness of the Compensation and People Committee's final determination of performance for the PSUs in October 2025 and the applicable NEO's continued service through the applicable November 1, 2025 vest date. For more information, see the section titled *Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Long-Term Equity Compensation—Fiscal 2023 PSUs Final Performance Results*.

(7) Represents a performance-based stock option ("PSO") granted under our 2012 Equity Incentive Plan. All shares subject to this PSO have vested due to the achievement of certain stock price targets and continued service. As of September 23, 2025, Mr. Arora has no PSOs outstanding and exercisable.

(8) Vests over a four-year period, with forty percent (40%) of the restricted stock units ("RSUs") having vested on the one-year anniversary of the grant date; thirty percent (30%) of the RSUs vesting in equal quarterly increments during the second year; twenty percent (20%) of the RSUs vesting in equal quarterly increments during the third year; and ten percent (10%) of the RSUs vesting in equal quarterly increments during the fourth year, in each case subject to the executive's continued service through the applicable vesting date.

Fiscal 2025 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options and the vesting of stock awards by our NEOs during our fiscal year ended July 31, 2025.

Named Executive Officer	Option Awards—Number of Shares Acquired on Exercise (#)	Option Awards—Value Realized on Exercise ($)	Stock Awards—Number of Shares Acquired on Vesting (#)	Stock Awards—Value Realized on Vesting ($)[1]
Mr. Arora	3,909,776	571,435,374	465,850 [2]	87,380,903
Mr. Golechha	—	—	84,924	15,647,445
Mr. Jenkins	—	—	131,348 [2]	24,695,656
Mr. Klarich	1,272,098	186,284,276	155,150	29,077,437
Mr. Zuk	3,018,114	481,172,935	58,256	10,918,048

(1) Based on the market price of our common stock as of the relevant vesting date, multiplied by the number of shares vested.

(2) Settlement and release of these shares, which are issuable under equity awards that vested during fiscal 2025, has been deferred by the applicable NEO under our deferred compensation plan, which is described in the section "*—Nonqualified Deferred Compensation*" section below.

We did not sponsor any defined benefit pension or other actuarial plan for our NEOs during our fiscal year ended July 31, 2025.

Policies and Practices Related to Grants of Stock Options or Similar Awards

We have not granted options, stock appreciation rights, or other similar option-like instruments since 2020; however, it is our policy not to time any grants of equity awards in relation to the release of material non-public information.

Nonqualified Deferred Compensation

Our Compensation and People Committee has adopted a deferred compensation plan, which is a non-qualified deferred compensation plan established in compliance with Section 409A of the Internal Revenue Code. Participation in the deferred compensation plan is voluntary and limited to U.S. employees of the Company and affiliates that are at the Vice President level or above, as determined by the administrator of the deferred compensation plan. The Company's executive officers are eligible to participate, except Mr. Zuk who was not a U.S.-based employee during any enrollment period in fiscal 2025 and is not eligible following his resignation in August 2025. The plan allows eligible participants to defer certain cash and equity compensation approved by the administrator, excluding any compensation that has already been deferred and cash compensation that is not paid through U.S. payroll.

The administrator may permit different deferral amounts for each component of compensation and may establish a minimum or maximum deferral amount for each component. Unless otherwise specified by the administrator, participants may defer (i) from 5% to 50% of their annual base salary, (ii) from 5% to 100% of their annual cash incentive bonuses and sales incentive payments, and (iii) from 5% to 100% of certain RSUs and PSUs or, to the extent a participant is permitted to defer the unvested tranche(s) of an equity award, the applicable unvested tranche(s). Participants' deferrals will be credited to their accounts on the date that deferred compensation would have otherwise been paid. Participants are 100% vested in their deferred cash compensation. Each participant may allocate his or her deferrals to accounts under the deferred compensation plan that provide for payment of deferred amounts upon specified events, such as the participant's separation from service or a date specified by the participant. Participants may elect to receive payment of their account balances in a single lump-sum distribution or in a limited number of annual installments (as elected by the participant in accordance with the deferred compensation plan), except in certain limited circumstances and provided that payments upon a participant's death will be provided in a single lump sum no later than the end of the following year. In addition, the administrator has the discretion to accelerate or delay the payment of account balances, as long as such changes are permitted under applicable tax rules and requirements.

The Company may make discretionary matching, profit sharing, or other contributions to any participant account under the deferred compensation plan, and these contributions will vest according to the schedule specified by the administrator on or before the time the contributions are made.

Each account under the deferred compensation plan will be credited with earnings on each business day, unless another period is specified by the administrator with respect to a particular investment option, based upon the participant's investment allocation, with respect to each deferral, among a menu of investment options selected in advance by the administrator. If a participant fails to make an investment allocation with respect to a deferral of an equity award (or if the participant is a Section 16 officer under the Securities and Exchange Act of 1934, as amended), the deferral will be initially invested in notional shares of our common stock. If a participant fails to make an investment allocation with respect to a deferral of any other compensation, the deferral will be invested in a notional mutual fund specified by the administrator.

All accounts will be paid in fully vested RSUs settled in shares of the Company's common stock issued under the Company's equity plan, except that an account will be paid in cash to the extent there are not enough shares available under the Company's equity plan to make such payment in shares.

The following table summarizes the activity under the deferred compensation plan in fiscal 2025.

Named Executive Officer	Executive contributions in last fiscal year ($)(1)	Aggregate earnings or loss in last fiscal year ($)(2)	Aggregate balance at last fiscal year end ($)(3)
Mr. Arora	87,380,903	8,173,544	307,747,317
Mr. Golechha	—	—	—
Mr. Jenkins	24,695,656	5,071,245	76,549,453
Mr. Klarich	—	—	—

(1) Represents the value of the RSUs and/or PSUs that vested and were deferred by our NEOs in fiscal 2025. The value of each vested deferred award is based on the closing price of the Company's common stock on the relevant vest date. No portion of the amount for any NEO is included as compensation for fiscal 2025 in the Fiscal 2025 Summary Compensation Table.

For Mr. Arora, (i) $31,977,656 of this amount represents the value of 170,232 RSUs legally granted to him in fiscal 2018, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2018, (ii) $20,328,530 of this amount represents the value of 108,468 PSUs legally granted to Mr. Arora in fiscal 2021, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2021 and (iii) $35,074,717 of this amount represents the value of 187,150 PSUs legally granted to him in fiscal 2022, a portion of which was included in the amounts reported in the Stock Award column of the Summary Compensation Table for each of fiscal 2022, fiscal 2023, and fiscal 2024.

For Mr. Jenkins, (i) $3,665,069 of this amount represents the value of 19,134 RSUs granted to him in fiscal 2022, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2022; and (ii) $21,030,587 of this amount represents the value of 112,214 PSUs granted to him in fiscal 2022, as portion of which was included in the Stock Award column of the Summary Compensation Table for each of fiscal 2022, fiscal 2023, and fiscal 2024.

(2) Represents the net increase in the value of the shares underlying our NEOs' vested deferred RSUs and/or PSUs during our fiscal 2025. No portion of the amount for any NEO is included as compensation for fiscal 2025 in the Fiscal 2025 Summary Compensation Table.

(3) Represents the aggregate value of the vested deferred RSUs and/or PSUs held by our NEOs as of July 31, 2025. The value of each vested deferred RSU and PSU is based on the closing market price of our common stock on Nasdaq on July 31, 2025 (which was $173.60).

Executive Employment Agreements

We have entered into employment offer letters with each of our NEOs in connection with his or her commencement of employment with us.

In December 2011, we entered into confirmatory new employment letters with Messrs. Klarich and Zuk to achieve consistency in the employment terms and conditions of our then-serving executive officers. Effective August 2020, in connection with Mr. Zuk's relocation to Israel, Mr. Zuk entered into an employment agreement with one of our Israel subsidiaries. Effective July 2025, in connection with Mr. Zuk's relocation to the United States, Mr. Zuk entered into an amended and restated employment letter, and in connection with his resignation in August 2025, Mr. Zuk entered into a continued services agreement with the Company governing his advisory relationship with the Company. Mr. Zuk's advisory relationship with the Company is expected to continue through November 2, 2026. In February 2022, we entered into addendums to the offer letters of Messrs. Jenkins and Golechha to achieve consistency in the employment terms and conditions of our then-serving executive officers.

Each of our NEOs, other than Mr. Zuk due to his retirement, is eligible to receive certain severance payments and/or benefits in connection with his or her termination of employment under various circumstances, including following a change in control, pursuant to written severance and change in control arrangements.

For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and benefits payable under these arrangements, see the descriptions below, including under the sections titled *"—Termination of Employment and Potential Payments Unrelated to a Change in Control*" and *"—Termination of Employment and Potential Payments in Connection with a Change in Control.*"

The actual amounts that would be paid or distributed to our NEOs as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and/or benefits upon a termination of employment. For example, some of the factors that may affect the amounts payable include the NEO's base salary and the market price of our common stock. Although we have entered into written arrangements to provide severance payments and/or benefits to our NEOs in connection with a termination of employment under particular circumstances, we or an acquirer may mutually agree with the NEOs on severance terms that vary from those provided in these pre-existing arrangements. Finally, in addition to the amounts presented below, each NEO would also be able to exercise any previously-vested stock options that he or she held to the extent they have not expired. For more information about the NEOs outstanding equity awards as of July 31, 2025, see the section above titled *"—Fiscal 2025 Outstanding Equity Awards at Fiscal Year-End."*

Along with the severance payments and/or benefits described in an NEO's individual severance and change in control arrangement, they are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Termination of Employment and Potential Payments Unrelated to a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us without "cause"), at any time before a "change in control" or more than 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive continued payment of his then-current base salary for a period of 12 months and reimbursement of 12 months of COBRA premiums. Please refer to the section below titled *"—Termination of Employment and Potential Payments in Connection with a Change in Control—Applicable Definitions"* for a summary of the meaning of "cause" and "change in control."

TERMINATION OF EMPLOYMENT— OTHER NAMED EXECUTIVE OFFICERS

None of the remaining NEOs are eligible to receive any specific payments or benefits in the event of an involuntary termination of employment unrelated to a change in control.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT UNRELATED TO A CHANGE IN CONTROL

The following table summarizes the potential payments to Mr. Arora upon a termination of employment unrelated to a change in control.

Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($)		Value of Continued Health Care Coverage Premiums ($)	Total ($)
			Restricted Stock and Restricted Stock Units	Options		
Mr. Arora	1,000,000	—	—	—	36,012	1,036,012

POTENTIAL PAYMENTS IN CONNECTION WITH TERMINATION OF EMPLOYMENT DUE TO DEATH

In August 2023, we adopted the Survivor Benefit Policy, which provides that if an individual's death occurs while the individual is providing services as an employee to the Company or any subsidiary of the Company, all of the equity awards (other than equity awards issued in accordance with or subject to the provisions of the Israel Income Tax Ordinance and its applicable rules, regulations, orders or procedures (the "ITO")) that the individual holds as of the date of death will be accelerated in accordance with the terms of the Survivor Benefit Policy. With respect to performance-based vesting terms that accelerate under the terms of the policy (unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee), all performance goals or other vesting criteria are assumed achieved at 100% of target levels and any relative TSR modifier (or similar modifiers) are deemed not to impact the relevant award. The terms of the Survivor Benefit Policy were extended to our Israel-based employees beginning for new equity awards made to such employees (in accordance with or subject to the ITO) from and after April 2024. Accordingly, the terms of the Survivor Benefit Policy now applies to all our employees, including our NEOs.

The cash incentive plan adopted by our Compensation and People Committee for all employees not paid commissions, including NEOs (collectively, "eligible employees"), also provides that, if an employee (i) did not elect to defer any portion of their cash incentive plan payouts under our deferred compensation plan (described in the section "*—Nonqualified Deferred Compensation*") and (ii) at the time of the employee's death, was an eligible employee, then the eligible employee's estate or beneficiary(ies) would be entitled to receive a prorated portion of the cash incentive plan payout. The amount payable is the amount that the eligible employee would have otherwise been entitled to receive for

the fiscal half in which the eligible employee's death occurred based on the eligible compensation earned while such eligible employee was alive and an eligible employee, assuming the employee's individual performance results in a cash incentive plan payout at target levels and, to the extent the funding of the cash incentive plan for that fiscal half had not yet been determined at the time of the employee's death, assuming the cash incentive plan was funded at 100% of the target funding amount for that fiscal half. The amount payable is prorated based on the number of days the relevant employee was alive and an eligible employee during the semi-annual period. If an employee's death occurs during a fiscal half but before the cash incentive payout has been made for the prior fiscal half, then the deceased employee's estate or beneficiary(ies) would be entitled to receive both the fully earned payment for such prior fiscal half and the pro rated payment for the fiscal half in which the eligible employee's death occurred. For more information regarding our cash incentive plan, please see the section above titled *"—Compensation Discussion and Analysis—Fiscal 2025 Executive Compensation Program—Fiscal 2025 Executive Compensation Program Components—Annual Cash Incentive Compensation."*

The following table summarizes the potential value of payments to our NEOs upon their death.

		Value of Accelerated Equity Awards ($)		
Named Executive Officer	**Bonus ($)[(1)]**	**Restricted Stock and Restricted Stock Units[(2)]**	**Options**	**Total ($)**
Mr. Arora	500,000	358,953,762	—	359,453,762
Mr. Golechha	300,000	47,419,534	—	47,719,534
Mr. Jenkins	375,000	50,071,448	—	50,446,448
Mr. Klarich	275,000	47,031,712	—	47,306,712
Mr. Zuk[(3)]	—	—	—	—

(1) The amounts reported in this column assume the relevant NEO's date of death is the last day of our fiscal 2025.

(2) The amounts reported in this column reflect the aggregate market value of the unvested shares of our common stock underlying eligible outstanding RSUs and PSUs (in the case of PSUs, with all performance goals or other vesting criteria deemed achieved at 100% of target levels but any multipliers based on total shareholder return or otherwise deemed to not impact the PSUs). The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding RSUs and PSUs that would become vested by (ii) $173.60 (the closing market price of our common stock on Nasdaq on July 31, 2025).

(3) Mr. Zuk retired from the Company in August 2025, and ceased to be eligible for the potential payments describe in this section.

Termination of Employment and Potential Payments in Connection with a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us or our successor without "cause" or a termination of employment for "good reason") within 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive:

- a lump sum payment equal to his then-current annual base salary;
- 100% of his incentive compensation for that fiscal year; and
- reimbursement of 12 months of COBRA premiums.

MESSRS. GOLECHHA, JENKINS, AND KLARICH

In the event of an involuntary termination of employment (a termination of employment by us without "cause" or a termination of employment for "good reason") within 12 months following a "change in control," provided that the relevant executive officer executes an appropriate release and waiver of claims, Messrs. Golechha, Jenkins, and/or Klarich would each be entitled to receive:

- a lump sum cash payment equal to 12 months of his base salary as in effect as of the date of termination;
- a lump sum cash payment equal to 100% of his target incentive payment for that fiscal year;
- a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of 12 months; and
- accelerated vesting of each of his then outstanding time-based equity awards, as to (i) in the cases of Messrs. Golechha and Jenkins, 12 months' vesting of such award, or (ii) in the cases of Mr. Klarich, the greater of 12 months' vesting of such award and 50% of the then-unvested portion of such award.

Mr. Zuk retired from the Company in August 2025, and ceased being eligible for any potential payments of the type described in this section.

APPLICABLE DEFINITIONS

Generally, for purposes of the foregoing provisions, a "change in control" means:

- the sale or other disposition of all or substantially all of our assets;
- any sale or exchange of our capital stock by shareholders in a transaction or series of related transactions where more than 50% of the outstanding voting power of our Company is acquired by a person or entity or group of related persons or entities;
- any reorganization, consolidation, or merger of our Company where our outstanding voting securities immediately before the transaction represent or are converted into less than 50% of the outstanding voting power of the surviving entity (or its parent organization) immediately after the transaction; or
- the consummation of the acquisition of 51% or more of our outstanding stock pursuant to a tender offer validly made under any state or federal law (other than a tender offer by us).

Generally, for purposes of the foregoing provisions, "cause" is limited to:

- conviction of any felony or any crime involving moral turpitude or dishonesty;
- participation in intentional fraud or an act of willful dishonesty against us;
- willful breach of our policies that materially harms us;
- intentional damage of a substantial amount of our property;
- willful and material breach of the NEO's employment offer letter, employment agreement or his employee invention assignment and confidentiality agreement; or
- a willful failure or refusal in a material respect to follow the lawful, reasonable policies or directions of us as specified by our board of directors or Chief Executive Officer after being provided with notice of such failure, which failure is not remedied within 30 days after receipt of written notice from us.

Generally, for purposes of the foregoing provisions, "good reason" means a resignation within 12 months following the occurrence, without the NEO's written consent, of one or more of the following:

- there is a material reduction in the NEO's authority, status, obligations, or responsibilities;
- there is a reduction in the NEO's total annual compensation of more than 10% unless such reduction is no greater (in percentage terms) than compensation reductions imposed on substantially all of our employees pursuant to a directive of our board of directors;
- any failure by us to pay the NEO's base salary; or
- the relocation of the principal place of our business to a location that is more than a specified number of miles further away from the NEO's home than our current location.

A resignation for "good reason" will not be deemed to have occurred unless the NEO gives us written notice of one of the above conditions within 90 days of its occurrence, and we fail to remedy the condition within 30 days of receipt of such notice.

POTENTIAL PAYMENTS UPON TERMINATION IN CONNECTION WITH A CHANGE IN CONTROL

The following table summarizes the potential payments to our NEOs upon a termination of employment in connection with a change in control.

			Value of Accelerated Equity Awards ($)			
Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Restricted Stock and Restricted Stock Units[1]	Options	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Mr. Arora	1,000,000	1,000,000	—	—	36,012	2,036,012
Mr. Golechha	600,000	600,000	—	—	36,269	1,236,269
Mr. Jenkins	750,000	750,000	664,541	—	36,452	2,200,993
Mr. Klarich	550,000	550,000	—	—	36,012	1,136,012
Mr. Zuk[2]	—	—	—	—	—	—

(1) The amounts reported in this column reflect the aggregate market value of the unvested shares of our common stock underlying outstanding RSUs which remain subject to time-based vesting. The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding RSUs which remain subject to time-based vesting only on July 31, 2025, that would become vested by (ii) $173.60 (the closing market price of our common stock on Nasdaq on July 31, 2025).

(2) Mr. Zuk retired in August 2025 and is not eligible to receive payments upon termination in connection with a change in control.

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how executive compensation aligns with the Company's performance, please see the "*Executive Compensation—Compensation Discussion and Analysis*" section of this Proxy Statement.

Pay vs. Performance Table

					Value of $100 initial investment based on			
Year[1]	Summary Comp Table Total for PEO[2]	Compensation Actually Paid to PEO[3]	Average Summary Comp Table Total for Non-PEO NEOs[2]	Average Compensation Actually Paid to Non-PEO NEOs[4]	PANW TSR[5]	Peer Group TSR[6]	PANW Net Income (Loss) (in millions)[7]	Annual NGS ARR (in billions)[8]
2025	$ 99,736,336	$ 267,474,290	$23,541,480	$ 61,685,286	$407.00	$280.58	$1,133.9	5.6
2024	$ 58,036,875	$ 105,275,811	$16,323,792	$ 14,485,907	$380.66	$ 226.91	$2,577.6	4.2
2023	$ 151,425,203	$ 266,368,755	$ 12,145,914	$ 31,768,696	$ 293.01	$ 167.84	$439.7	3.0
2022	$ 10,410,477	$ 208,514,831	$ 8,058,186	$56,805,285	$ 195.02	$ 132.31	-$267.0	1.9
2021	$ 23,283,858	$ 219,731,970	$ 10,279,163	$ 54,811,159	$ 155.93	$140.03	-$498.9	1.2

(1) During each of the years presented, our PEO was Nikesh Arora. During fiscal 2025, fiscal 2024, fiscal 2023 and fiscal 2022, our non-PEO NEOs were Dipak Golechha, William "BJ" Jenkins, Lee Klarich and Nir Zuk. During fiscal 2021, our non-PEO NEOs were Dipak Golechha, Lee Klarich, Amit Singh, Luis Felipe Visoso and Nir Zuk.

(2) Amounts reported in this column represent (i) the total compensation, as reported in the Summary Compensation Table in our annual Proxy Statement ("SCT"), for the applicable year for Mr. Arora and (ii) the average of the total compensation, as reported in the SCT in our annual Proxy Statement, for the applicable year for our non-PEO NEOs.

(3) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2025 presented in the table to calculate the "Compensation Actually Paid" to our PEO, Mr. Arora, for fiscal 2025.

PEO

	2025
Total Reported in SCT for the covered fiscal year	**$ 99,736,336**
Less, grant date fair value of equity awards reported in SCT for the covered fiscal year	(94,857,838)
Plus, fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	212,550,228
Plus, change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	38,300,838
Plus, fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	11,744,726
Less, fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	-
Total Adjustments	167,737,954
Compensation Actually Paid	**$267,474,290**

(4) "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2025 presented in the table to calculate the "Average Compensation Actually Paid" to our non-PEO NEOs for fiscal 2025.

Non-PEO NEOs

	2025
Average Total Reported in SCT for the covered fiscal year	**$ 23,541,480**
Less, grant date fair value of equity awards reported in SCT for the covered fiscal year	(22,251,235)
Plus, fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	51,099,070
Plus, change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	6,651,959
Plus, fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	2,644,012
Less, fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	-
Total Adjustments	38,143,806
Average Compensation Actually Paid	**$ 61,685,286**

(5) Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2020 in our common stock and reinvestment of dividends. Historic stock price performance is not necessarily indicative of future stock price performance.

(6) Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2020 in the stocks represented by the peer group and reinvestment of dividends. The peer group consists of the S&P 500 Information Technology Index, an independently prepared index, which is the peer group we used for the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended July 31, 2025.

(7) Represents net income (loss), as reflected in the Company's audited financial statements included in our Annual Reports on Form 10-K.

(8) We have selected NGS ARR as the Company-Selected Measure because we consider NGS ARR to be a useful operating metric that we use to assess the strength and trajectory of our business. Given this, NGS ARR was utilized as a key financial performance measure in the PSUs granted in fiscal 2025, and was also adopted at the beginning of fiscal 2025 as a key financial performance measure in the remaining performance periods for the fiscal 2024 and fiscal 2023 PSUs. NGS ARR represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.

2025 Performance Measures

As described in greater detail in the "—*Compensation Discussion and Analysis*" above, our executive compensation program reflects a pay-for-performance philosophy. The measures that we use for both our short-term and long-term incentive awards are selected to closely align executive compensation with our key financial measures approved by the Board and communicated to investors, and the strategies approved by the Board to drive our long-term growth and deliver value to our shareholders.

Listed below is an unranked list of the most important financial performance measures used to link "compensation actually paid" to our NEOs to Company performance for fiscal 2025, as further described in "—*Compensation Discussion and Analysis*" above.

Financial Performance Measures

- Relative TSR Percentile Rank (how the Company's TSR compares to the TSRs of the companies that are a component of the S&P 500 Index on the last day of the applicable performance period)
- NGS ARR
- Annual Non-GAAP EPS
- Revenue
- Organic Operating Margin

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with SEC rules, the charts below illustrate how "compensation actually paid" (CAP) to our NEOs aligns with our Company's financial performance as measured by our total shareholder return, our peer group total shareholder return, our net income, and NGS ARR.

CAP vs. TSR


$380.66
$407.00
$293.01
$280.58
$226.91
$195.02
$167.84
$155.93
$132.31
$140.03
$266.4M
$267.5M
$219.7M
$208.5M
$105.3M
$54.8M
$56.8M
$31.8M
$14.5M
$61.7M
2021
2022
2023
2024
2025
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
Company TSR
Peer Group TSR

CAP vs. Net Income (Loss)


$2,577.6M
$1,133.9M
-$267.0M
$439.7M
-$498.9M
$266.4M
$267.5M
$219.7M
$208.5M
$105.3M
$54.8M
$56.8M
$31.8M
$14.5M
$61.7M
2021
2022
2023
2024
2025
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
Net income (loss) (in millions)

CAP vs NGS ARR


$5.6B
$4.2B
$3.0B
$1.9B
$1.2B
$219.7M
$54.8M
$208.5M
$56.8M
$266.4M
$31.8M
$105.3M
$14.5M
$267.5M
$61.7M
2021
2022
2023
2024
2025
Compensation Actually Paid (PEO)
Average Compensation Actually Paid (Non-PEO NEOs)
NGS ARR

Executive Officers

The following table identifies certain information about our executive officers as of October 15, 2025, other than with respect to Mr. Zuk who ceased being an executive officer on August 14, 2025. As Mr. Zuk was an executive officer for our fiscal 2025, we have included him in this section for completeness. Officers are appointed by our board of directors to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Nikesh Arora	57	Chief Executive Officer and Chairman
Dipak Golechha	51	Executive Vice President and Chief Financial Officer
William "BJ" Jenkins	59	President
Lee Klarich	50	Chief Product and Technology Officer and Director
Nir Zuk	54	Founder Emeritus; Former Chief Technology Officer and Former Director

Nikesh Arora. For a brief biography of Mr. Arora, please see *"Proposal No. 1—Election of Directors—Directors—Continuing Directors."*

Dipak Golechha has served as our Chief Financial Officer since March 2021. Mr. Golechha joined the Company in December 2020 as Senior Vice President, Finance. Prior to joining the Company, from August 2020 until December 2020, Mr. Golechha served as senior advisor at Boston Consulting Group, a management consulting firm. From December 2016 to April 2020, Mr. Golechha was President and Chief Executive Officer of Excelligence Learning Corporation, a tech-enabled platform company in early childhood education. From August 2014 through July 2016, Mr. Golechha served as the chief financial officer of NBTY Inc., also known as The Nature's Bounty Company, a manufacturer of vitamins, minerals and health supplements. During 2014, Mr. Golechha served as the chief financial officer of Chobani, a yogurt company. Prior to Chobani, Mr. Golechha worked at The Procter & Gamble Company, an American multinational consumer goods corporation, for 18 years, most recently serving as chief financial officer / chief operating officer of the Global Feminine Care / Adult Care Division from August 2012 to December 2013. Mr. Golechha holds a bachelor's degree and a master's degree from St. John's College, Cambridge University in Economics.

William "BJ" Jenkins has served as our President since August 2021. Prior to joining the Company, Mr. Jenkins served as President and CEO of Barracuda Networks, Inc., a computer security and data storage company, from November 2012 through July 2021. Prior to this position, Mr. Jenkins held multiple business unit and sales and marketing leadership roles at EMC Corporation, a provider of enterprise storage systems, software, and networks. Mr. Jenkins holds an engineering degree from the University of Illinois and an M.B.A. from Harvard Business School.

Lee Klarich For a brief biography of Mr. Klarich, please see "*Proposal No. 1—Election of Directors—Directors—Continuing Directors.*"

Nir Zuk is our Founder Emeritus. He served as our Chief Technology Officer and as a member of our Board from March 2005 to August 2025. From April 2004 to March 2005, Mr. Zuk was Chief Security Technologist at Juniper Networks, Inc., a supplier of network infrastructure products and services. From September 2002 until its acquisition by Juniper in April 2004, Mr. Zuk was Chief Technology Officer at NetScreen Technologies, Inc., a provider of ASIC-based Internet security systems. In December 1999, Mr. Zuk co-founded OneSecure, Inc., a provider of prevention and detection appliances, and was Chief Technical Officer until its acquisition by NetScreen in September 2002. From 1994 to 1999, Mr. Zuk served in several technical roles, including Principal Engineer at Check Point Software Technologies Ltd., an enterprise software security company. Mr. Zuk attended Tel Aviv University where he studied Mathematics.

Equity Compensation Plan Information

The following table provides information as of July 31, 2025, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders[1]	26,534,690	$ 32.76	70,767,781
Equity compensation plans not approved by shareholders	9,499	—	—
Total	26,544,189		70,767,781

(1) Includes the following plans: the 2012 Equity Incentive Plan, 2021 Equity Incentive Plan and 2012 Employee Stock Purchase Plan ("2012 ESPP"). Our 2012 ESPP provides that on the first day of each fiscal year beginning with fiscal 2014 the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the lesser of (i) 12,000,000 shares of common stock, (ii) one percent (1.0%) of the number of shares of common stock outstanding on such date, or (iii) an amount determined by our board of directors or a duly authorized committee of our board of directors.

(2) The weighted average exercise price does not take into account outstanding restricted stock, PSUs or time-based RSUs, which have no exercise price.

PROPOSAL NO. 4

Amendment to Our 2021 Equity Incentive Plan

We are asking our shareholders to approve an amendment to our 2021 Equity Incentive Plan ("2021 Plan") to increase the number of shares of our common stock ("Shares") reserved for issuance under the 2021 Plan by 10,000,000 Shares. Other than this increase, no changes are proposed to be made to the 2021 Plan.

Why Should Shareholders Vote to Approve the Amendment to the 2021 Plan?

The Amendment to the 2021 Plan Will Allow Us to Continue Attracting and Retaining the Best Talent

Our Board believes that our success depends on the ability to attract and retain the best available personnel for positions of substantial responsibility and that the ability to grant equity awards is crucial to recruiting and retaining the services of these individuals. In addition, our Board believes that equity awards provide additional incentive to our employees, directors and consultants and promote our success. Without a motivated and dedicated workforce, we could not deliver the strong financial performance we experienced in fiscal 2025 (as described elsewhere in this Proxy Statement). If shareholders do not approve the amendment to the 2021 Plan at the Annual Meeting, we may be unable to continue granting equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

A Principled and Disciplined Approach

The Compensation and People Committee has adopted a principled and disciplined approach to increasing the shares reserved for issuance under our 2021 Plan, which we believe aligns with best practices. This approach consists of the following principles:

- Share requests should align with our commitments to reduce stock-based compensation expense as a percentage of revenue. Our stock-based compensation expense as a percentage of revenue was 14.1% in fiscal 2025.
- Share reserves should be sufficient to cover one and a half to two years of grants, which the Committee believes is aligned with best practices and provides the Company with a reasonable buffer in case of extraordinary circumstances (e.g., stock price volatility, changes in hiring, acquisitions of other companies, etc.).
- Share requests should be subject to shareholder approval on an annual basis, which the Committee believes provides transparency to our shareholders and more flexibility to manage our needs.

A Reasonable Number of Shares Will Be Added to the 2021 Plan

If our shareholders approve the amendment to the 2021 Plan, 10,000,000 Shares will be added to the maximum number of Shares that may be issued under the 2021 Plan. We anticipate these Shares will be enough to meet our expected needs for the next one to two years.

- **Number of Shares Remaining under the 2021 Plan**. As of October 15, 2025, 25,718,111 Shares remained available for grant under the 2021 Plan.
- **Overhang**. As of October 15, 2025, outstanding equity awards under our 2012 Plan and the 2021 Plan covered 27,208,517 Shares which represented approximately 4.0% of our outstanding Shares as of that date.
- **Historical Grant Practices**. In fiscal 2023, 2024 and 2025, we granted equity awards (excluding equity awards we have assumed in acquisitions) covering 18.5 million, 12.6 million, and 9.6 million Shares, respectively, for equity awards covering a total of 40.7 million Shares over that three-year period.

- **Forecasted Grants**. To determine how long the Shares to be added to the 2021 Plan will enable us to make grants of equity awards, our Compensation and People Committee and our Board reviewed a forecast that considered these factors: (i) the remaining number of Shares available for future grants under the 2021 Plan and (ii) forecasted future grants, with the future grant amounts determined based on assumptions regarding our stock price and the competitive dollar value to be delivered to the grant recipient.
    - Because we generally determine the size of equity awards to be granted based on the value of the award, if the stock price used to determine the number of Shares subject to an award differs significantly from the stock price assumed in the forecast (which was $187.50 per share to $212.50 per share), our actual Share usage will deviate significantly from our forecasted Share usage. For example, if our stock price used to determine the number of Shares subject to an award is lower than the stock prices assumed in the forecast, we would need a larger number of Shares than anticipated to deliver the same intended value to participants.

We Have Used Our Equity Plans Responsibly

In response to the feedback that we have received from our shareholders over the past several years, the Compensation and People Committee has undertaken a concerted program of reducing our annual stock-based compensation expense as a percentage of revenue. The graph below illustrates our stock-based compensation expense for fiscal years 2021 through 2025, including as a percentage of revenue.


Annual Total Share-Based Compensation ($ in millions)
$1300.0
$1040.0
$780.0
$520.0
$260.0
$0.0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
21.8%
$927
$1,013
18.4%
$1,087
15.8%
$1,079
13.4%
$1,300
14.1%
FY21
FY22
FY23
FY24
FY25
Annual SBCE
SBCE Percent of Revenue

We recognize the dilutive impact of our equity compensation on our shareholders and continuously strive to balance this concern with the competition for talent. In the process it used to determine the number of Shares to be added to the 2021 Plan, our Compensation and People Committee and Board reviewed analyses prepared by Meridian Compensation Partners, our independent compensation consultant, which included analysis of the burn rate and overhang metrics discussed below.

If approved, the Shares added to the 2021 Plan would represent approximately 1.5% of our 683,982,694 outstanding Shares as of October 15, 2025. Our Board believes the potential dilution to shareholders is reasonable and sustainable to meet our business goals.

Gross burn rate can be used by some to assess a company's use of equity compensation. Gross burn rate is defined as the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards we have assumed in connection with our merger and acquisition activity) divided by the number of shares of weighted average common stock outstanding ("CSO").

Potential actual dilution to shareholders is often measured by analyzing the net burn rate. Net burn rate is defined as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards we have assumed in connection with our merger and acquisition activity) minus shares subject to outstanding equity awards forfeited during the year and returned to the plan divided by (ii) CSO. This measure indicates the rate at which we actually create potential future shareholder dilution.

We have managed our net burn rate to 2.4% in fiscal 2023, 1.4% in fiscal 2024, and 0.6% in fiscal 2025, which represents an average of 1.5% over that three-year period.

The following table shows our gross and net burn rate over the past three fiscal years and the average CSO of those three years.

in millions	**Fiscal 2023**	**Fiscal 2024**	**Fiscal 2025**	**Average**
Performance-based stock options ("PSOs") granted	—	—	—	—
PSOs earned	2.2	—	—	0.7
RSUs granted(1)	11.4	8.3	5.8	8.5
PSUs granted(2)	7.1	4.3	3.8	5.1
PSUs earned	2.6	3.2	1.2	2.4
Total awards granted(3)	18.5	12.6	9.6	13.6
Weighted average common stock outstanding	606.4	638.5	662.5	635.8
Gross Burn Rate	3.1%	2.0%	1.5%	2.1%
Forfeitures of Options	—	—	—	—
Forfeitures of PSOs	—	—	—	—
Forfeitures of PSUs and time-based RSUs	3.8	3.8	5.4	4.4
Net Burn Rate	2.4%	1.4%	0.6%	1.5%

(1) Excludes approximately 0.1 million, 0.2 million, and 0.2 million equity awards assumed in acquisitions in each of fiscal 2023, fiscal 2024, and fiscal 2025, respectively.

(2) For PSUs, shares granted represent the aggregate maximum number of shares that may be earned and issued with respect to these awards over their full terms.

(3) Includes time-based RSUs and PSUs granted.

The 2021 Plan Includes Compensation and Governance Best Practices

The 2021 Plan includes provisions considered best practices for compensation and corporate governance purposes. These provisions protect our shareholders' interests:

- **Administration**. The 2021 Plan is administered by our Compensation and People Committee, which consists entirely of independent non-employee directors.
- **Repricing is Not Allowed without Shareholder Approval**. The 2021 Plan does not permit awards to be repriced or exchanged for other awards unless shareholders approve the repricing or exchange.
- **No Single-Trigger Vesting Acceleration upon a Change in Control for Employees and Consultants**. Awards under the 2021 Plan will be treated in a change in control (as defined in the 2021 Plan) in the manner determined by the administrator, and except for awards granted to our non-employee directors for their service as non-employee directors, the terms of the 2021 Plan provide for no automatic vesting of awards upon a change in control unless the award is not assumed or substituted.
- **Limited transferability**. Awards under the 2021 Plan generally may not be sold, assigned, hypothecated, transferred, or disposed of in any manner, unless otherwise approved by the administrator (on such terms as the administrator deems appropriate) or required by applicable laws.
- **No Tax Gross-ups**. The 2021 Plan does not provide for any tax gross-ups.
- **Forfeiture Events**. Each award under the 2021 Plan and any other incentive compensation paid to a participant is subject to our clawback policy that was in effect when the 2021 Plan was originally adopted and any clawback policy that we establish or amend to comply with applicable laws, and the administrator may require a participant to forfeit, return, or reimburse all or a portion of the award or other compensation and any amounts paid under the award or other compensation to comply with such clawback policy or applicable laws.
- **Reasonable Annual Limits on Non-Employee Director Compensation**. The 2021 Plan sets limits as to the total compensation that non-employee directors may receive (for service as a non-employee director) during each fiscal year.
- **No Dividends on Unvested Awards**. No dividends or other distributions may be paid with respect to any Shares underlying the unvested portion of an award.
- **Limited share recycling from the 2012 Plan**. Our Board amended the 2021 Plan in August 2025 to eliminate the ability to recycle shares from the 2012 Equity Incentive Plan ("2012 Plan") that are tendered to, or withheld by, the Company for payment of an exercise price or for tax withholding obligations, such that going forward recycling is only permitted for awards previously granted under the 2012 Plan that have expired or terminated without being exercised in full or are forfeited to or repurchased by the Company due to failure to vest.

Our executive officers and directors have an interest in the approval of the amendment to the 2021 Plan because they are eligible to receive equity awards under the 2021 Plan.

REQUIRED VOTE

The approval of the amendment to our 2021 Plan requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board

The Board recommends that you vote **"FOR"** the approval of the amendment to the 2021 Equity Incentive Plan and the increase to the number of Shares reserved for issuance under the 2021 Equity Incentive Plan.

Summary of the 2021 Plan

The following paragraphs summarize the principal features of the 2021 Plan, as amended, and its operation. However, this summary is not a complete description of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan. A copy of the 2021 Plan is provided as Appendix B to this Proxy Statement.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, and consultants, and promote the success of our business. These incentives can be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, and performance shares.

Shares Available for Issuance

Subject to the adjustment provisions in the 2021 Plan, the number of Shares reserved for issuance under the 2021 Plan is equal to (i) 64,370,000 Shares plus (ii) any Shares subject to awards previously granted under the 2012 Plan that, (A) on or after the date our shareholders initially approve the 2021 Plan through August 14, 2025, expired or otherwise terminated without having been exercised or issued in full, were tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or that were forfeited to or repurchased by us due to failure to vest; and (B) after August 14, 2025, expire or otherwise terminate without having been exercised or issued in full, or are forfeited to or repurchased by the us due to failure to vest, with the maximum number of shares to be added under the foregoing clause equal to 63,480,126 Shares. If we substitute equity awards for equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions as described in the 2021 Plan, the grant of such substituted awards will not decrease the number of Shares available for issuance under the 2021 Plan. Shares may be authorized, but unissued, or reacquired common stock.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is forfeited to or repurchased by us due to failure to vest, then the expired, unexercised, forfeited, or repurchased Shares subject to that award will become available for future grant or sale under the 2021 Plan. If an award of stock appreciation rights is exercised, the gross number of Shares underlying the portion of a stock appreciation right that is exercised will cease to be available under the 2021 Plan. Shares actually issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future grant or sale under the 2021 Plan; provided, however, that if Shares issued under awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us due to failure to vest, such Shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not become available for future grant or sale under the 2021 Plan. If an award is paid in cash rather than Shares, such payment will not reduce the number of Shares available for issuance under the 2021 Plan.

In the event of certain dividends or other distributions (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities or other change in the corporate structure affecting our Shares, the 2021 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan, and/or the number, class and price of shares of stock subject to outstanding awards, and the award grant limitations discussed above.

During the term of the 2021 Plan, we will at all times reserve and keep available a number of Shares sufficient to satisfy the requirements of the 2021 Plan.

Limitations

The 2021 Plan also provides that no non-employee director may be paid compensation for service as a non-employee director that, in the aggregate, exceeds $2,000,000 for any fiscal year of ours, increased to $4,000,000 for the non-employee director for our fiscal year in which he or she joins our Board as a non-employee director. For these purposes, compensation includes equity awards (including any awards issued under the 2021 Plan), with the value of such equity awards measured based on their grant date fair value (determined under U.S. generally accepted accounting principles), and any other compensation (such as cash retainers or fees) for director service. Any award granted to a participant while he or she was an employee or a consultant (other than a non-employee director) will not count for this limitation.

Administration

Our Board, any committee of individuals satisfying applicable laws appointed by our Board, or any duly authorized committee of our Board acts as the “administrator” of the 2021 Plan. Different administrators may administer the 2021 Plan with respect to different groups of service providers. Our Board has designated our Compensation and People Committee as an administrator of the 2021 Plan. To make grants to certain officers and key employees, the members of the committee must qualify as “non-employee directors” under Rule 16b-3 of the Exchange Act.

Subject to the terms of the 2021 Plan, the administrator has the authority to make any determinations and perform any actions that it deems necessary or advisable to administer the 2021 Plan, such as the authority to: determine the fair market value of a Share, select the service providers who will receive awards; determine the number of Shares covered by each award and the terms of each award; approve forms of award agreements for use with the 2021 Plan; interpret, modify or amend each award (subject to the repricing restrictions of the 2021 Plan), including to accelerate vesting or waive forfeiture restrictions; interpret the 2021 Plan; and delegate ministerial duties to any of our employees. The administrator may allow a participant to defer the receipt of payment of cash or delivery of Shares otherwise due to such participant. The administrator may make rules and regulations relating to the 2021 Plan, including rules, regulations, and sub-plans to facilitate compliance with applicable non-U.S. laws, easing the administration of the 2021 Plan, and/or take advantage of tax-favorable treatment of awards granted to service providers outside the U.S., and may make all other determinations deemed necessary or advisable for administering the 2021 Plan.

Eligibility

All types of awards, other than incentive stock options, may be granted to our non-employee directors and to employees and individual consultants of ours or any parent or subsidiary corporation of ours. Incentive stock options may be granted only to employees of ours or any parent or subsidiary corporation of ours. As of July 31, 2025, we and our subsidiary entities had approximately 16,068 employees (inclusive of our two employee directors during fiscal 2025), approximately 13 individual consultants who received awards, and nine non-employee directors.

Stock Options

An option gives a participant the right to purchase a specified number of Shares for a fixed exercise price during a specified period. Each option granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the option and the other terms of the option, consistent with the 2021 Plan.

The exercise price per Share of each option may not be less than the fair market value of a Share on the date of grant (except, in the case of a nonstatutory stock option, as otherwise required by applicable laws). However, any incentive stock option granted to a person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our stock or any parent or subsidiary corporation of ours (a “ten percent shareholder”) must have an exercise price per Share equal to at least 110% of the fair market value of a Share on the date of grant. The aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000. For this purpose, the fair market value of a Share is generally the closing sales price of our stock, as reported on the primary stock exchange on which it is traded. On October 15, 2025, the closing price of a Share on Nasdaq was $206.70.

Options will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. When a participant’s service ends, the unvested portion of the participant’s option generally expires. The vested portion of the option will remain exercisable for the period following the end of the participant’s service that was determined by the administrator and specified in the participant’s award agreement, and if no such period was specified in the award agreement, the vested portion of the option will remain exercisable for: (i) three months following the end of the participant’s service provider status for reasons other than death or disability or (ii) 12 months following the end of the participant’s service provider status due to death or disability. In addition, a participant’s award agreement may provide for an extension of the post-service exercise period if the participant’s service ends for reasons other than his or her death or disability and the exercise of the option following the termination of service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act.

The term of an option will be specified in the award agreement, but the term of an incentive stock option may not be more than ten years (or five years for an incentive stock option granted to a ten percent shareholder).

The administrator will determine the acceptable form(s) of consideration for exercising an option. An option will be deemed exercised when we receive the notice of exercise and full payment for the Shares to be exercised, together with any amounts necessary to satisfy withholding obligations for tax-related items. At any time after the grant of an option, the administrator has the discretion to accelerate the time at which the option will vest or become exercisable.

Stock Appreciation Rights

A stock appreciation right gives a participant the right to receive the appreciation in the value of a Share between the date an award is granted and the date it is exercised. Upon exercise of a stock appreciation right, the holder of the award will be entitled to receive an amount determined as the product of: (i) the difference between the fair market value of a Share on the date of exercise and the exercise price per Share and (ii) the number of Shares covered by the exercised portion of the stock appreciation right. We may pay that amount in cash, Shares, or a combination of both. Each stock appreciation right granted under the 2021 Plan will be evidenced by an award agreement specifying the exercise price and the other terms of the award.

The exercise price per Share of each stock appreciation right may not be less than the fair market value of a Share on the date of grant, unless otherwise required by applicable laws.

Stock appreciation rights will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. The terms relating to the period of exercise of stock appreciation rights following the termination of a participant’s service are similar to those for options described above. At any time after the grant of a stock appreciation right, the administrator has the discretion to accelerate the time at which the stock appreciation right will vest or become exercisable.

Restricted Stock Awards

Awards of restricted stock are rights to acquire or purchase Shares that vest under the terms established by the administrator in its sole discretion. Unless the administrator provides otherwise, participants holding Shares of restricted stock will have voting rights with respect to such Shares without regard to vesting. After an award of restricted stock has been granted, the administrator has the discretion to reduce or waive any restrictions and to accelerate the time at which any restrictions will lapse or be removed.

Restricted Stock Units

A restricted stock unit represent a right to receive cash or Shares if the performance goals or other vesting criteria set by the administrator are achieved or the restricted stock unit otherwise vests. Each award of restricted stock units granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the award and other terms of the award.

The administrator may set vesting conditions based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of restricted stock units has been granted, the administrator has the discretion to reduce or waive any restrictions or vesting criteria that must be met to receive a payout or to accelerate the time at which any restrictions will lapse or be removed. A participant will forfeit any unearned restricted stock units on the date specified in the participant’s award agreement. The administrator in its sole discretion may pay earned restricted stock units in cash, Shares, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units will have an initial value established by the administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a Share on the grant date. Performance units and performance shares will result in a payment to a participant only if the performance goals or other vesting criteria set by the administrator are achieved or the awards otherwise vest.

Each award of performance units or performance shares granted under the 2021 Plan will be evidenced by an award agreement specifying the performance period and other terms of the award. The administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of performance units or performance shares has been granted, the administrator has the discretion to accelerate, reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares.

The administrator has the discretion to pay earned performance units or performance shares in the form of cash, Shares (which will have an aggregate fair market value equal to the earned performance units or performance shares at the close of the performance period), or a combination of both.

A participant will forfeit any performance units or performance shares not earned and not vested as of the date specified in the participant's award agreement.

Transferability of Awards

Unless otherwise specified by the administrator or required by applicable laws, awards are not transferable other than by will or by the laws of descent or distribution. The administrator may permit an award to be transferred (i) under a domestic relations order, official marital settlement agreement, or other divorce or separation agreement, or (ii) to the extent permitted by Form S-8 under the Securities Act and any other applicable laws. Any individual or entity to whom an award is transferred will be subject to all of the terms and conditions applicable to the participant who transferred the award, including the terms and conditions in the 2021 Plan and the award agreement. If an award is unvested, then the service of the participant will continue to determine whether the award will vest and when it will terminate.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. An award will terminate immediately prior to consummation of such proposed action to the extent the award has not been previously exercised.

Merger or Change in Control

The 2021 Plan provides that, in the event of a merger or change in control, each award will be treated as the administrator determines without a participant's consent. The administrator will not be required to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards the same in the transaction.

If the successor corporation does not assume or substitute for the award (or portion thereof), the participant will vest in and may exercise all of the participant's outstanding options and stock appreciation rights (or portion thereof) that is not assumed or substituted for, all restrictions on restricted stock and restricted stock units will lapse. With respect to awards with performance-based vesting that are not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms met, in each case, unless specifically provided otherwise under the applicable award agreement. In addition, if an option or stock appreciation right (or its applicable portion) is not assumed or substituted for, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator, in its sole discretion, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

For awards granted to each of our non-employee directors, in the event of a change in control, (i) the non-employee director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, (ii) all restrictions on the non-employee director's restricted stock and restricted stock units will lapse, and (iii) with respect to the non-employee director's awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions will be deemed met, unless specifically provided otherwise under the applicable award agreement.

Forfeiture Events

Each award under the 2021 Plan and any other compensation paid or payable to a participant (including, but not limited to, equity awards issued outside of the 2021 Plan) will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant's rights, payments, and benefits regarding an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. An award will be subject to the Company's clawback policy in effect when the award is granted and any other clawback policy of ours as established and/or amended from time to time (including without limitation pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act). The administrator may require a participant to forfeit, return, or reimburse all or a portion of the award and any amounts paid under the award to comply with such clawback policy or applicable laws.

No recovery of compensation under a clawback policy or otherwise will constitute an event that triggers or contributes to any right of a participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with us or any of our parent or subsidiary corporations, unless the 2021 Plan provisions described in the prior paragraph specifically are mentioned and waived in an award agreement or other document.

Termination or Amendment

The administrator may amend, alter, suspend, or terminate the 2021 Plan at any time, provided that no amendment may be made without shareholder approval to the extent approval is necessary to comply with any applicable laws. No amendment, alteration, suspension, or termination may materially impair the rights of any participant with respect to his or her outstanding awards unless mutually agreed otherwise between the participant and the administrator. The 2021 Plan will continue until terminated by the administrator, but no incentive stock option may be granted after the tenth anniversary of the date the 2021 Plan was originally adopted by our Board.

Notwithstanding the prior paragraph, the Administrator may amend the terms of any one or more awards without an affected participant's consent even if it does materially impair the participant's rights, subject to the limitations of applicable laws, if any, if such amendment is done (i) in a manner expressly permitted under the 2021 Plan; (ii) to maintain the qualified status of the award as an incentive stock option under Section 422 of the Code; (iii) to change the terms of an incentive stock option, if such change results in impairment of the award only because it impairs the qualified status of the award as an incentive stock option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the award into compliance with, Section 409A of the Code; or (v) to comply with other applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state, or non-U.S. country in which a participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the Shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the Shares and the exercise price.

However, if the participant disposes of such Shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the Shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the Shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the Shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the Shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of a nonstatutory stock option. However, upon exercising the option with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income as the result of the grant of a stock appreciation right. However, upon exercising the stock appreciation right with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a stock appreciation right, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Restricted Stock Awards

A participant acquiring Shares of restricted stock generally will recognize ordinary income equal to the amount that the fair market value of the Shares on the vesting date exceeds the purchase price paid by the participant for such Shares (if any). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, under Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the Shares are acquired. Upon the sale of Shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will have to recognize ordinary income equal to the fair market value of Shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any Shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards

A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted Shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any Shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, when vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A violates Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income and potentially penalties and interest on such deferred compensation.

Tax Effect for Us

We generally will be entitled to a tax deduction in connection with an award under the 2021 Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a nonstatutory stock option or the disqualifying disposition of Shares acquired through the exercise of an incentive stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE SUMMARY ABOVE IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION ON PARTICIPANTS AND US WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT IS NOT INTENDED TO BE COMPLETE AND MAY NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth: (i) time-based restricted stock units ("RSUs"), and performance-based restricted stock units ("PSUs") granted under the 2012 Plan and the 2021 Plan during fiscal 2025 to each of our NEOs assuming, for purposes of PSUs, maximum achievement; our executive officers, as a group (which constitutes our NEOs as of the end of fiscal 2025); our directors who are not executive officers, as a group; and all of our employees who are not executive officers, as a group; and (ii) the aggregate grant date fair value of such RSUs and PSUs assuming, for purposes of the PSUs, the maximum level of achievement.

Name of Individual or Group	Number of Shares Subject to RSUs and PSUs Granted[1]	Dollar Value of Shares Subject to RSUs and PSUs Granted[1]
Nikesh Arora Chief Executive Officer and Chair of the Board	1,423,600 [2]	$ 268,674,816
Dipak Golechha Executive Vice President, Chief Financial Officer	364,200 [2]	$ 67,920,673
William "BJ" Jenkins President	379,464 [2]	$ 71,178,030
Lee Klarich Chief Product Officer and Director	361,224 [2]	$ 72,157,209
Nir Zuk [4] Founder Emeritus; Former Chief Technology Officer and Former Director	220,696 [2]	$ 44,558,141
All executive officers, as a group	2,749,184	$ 524,488,869
All directors who are not executive officers, as a group	23,906 [3]	$ 4,493,846
All employees who are not executive officers, as a group	7,047,815	$1,338,780,023

(1) The amounts reported represent the grant date fair value of the PSUs and the RSUs granted in fiscal 2025, calculated in accordance with ASC Topic 718, assuming maximum achievement for PSUs. The assumptions used in calculating the grant date fair value of the PSUs and the RSUs reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2025. The value of the PSUs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. With respect to the fiscal 2025, fiscal 2024, and fiscal 2023 executives PSUs that contain a three-year performance period in which the financial performance measure targets are set at the beginning of each fiscal year, we approved only the fiscal 2025 performance targets for those PSUs in fiscal 2025. As a result, only those portions of those PSUs (covering one-third of the PSUs) have a reportable grant date fair value under ASC Topic 718 and are included in this table. The remaining portions of the fiscal 2025 PSUs and fiscal 2024 PSUs do not have a reportable grant date fair value under ASC Topic 718 for fiscal 2025 and are not included in this table. Values included in the applicable columns reflect the maximum values for number of shares under the PSU terms and the associated market value.

(2) Consists of PSUs only.

(3) Consists of RSUs only.

(4) Mr. Zuk ceased being an executive officer in August 2025.

Additional Equity Plan Information

The following table provides certain additional information regarding our equity compensation plans, excluding the Employee Stock Purchase Plan:

	As of 10/15/2025
Total Stock Options (including PSOs) Outstanding	276,030
Weighted-Average Exercise Price of Stock Options Outstanding	$32.25 per share
Weighted-Average Remaining Duration of Stock Options Outstanding	0.51 years
Total Restricted Stock Units (including PSUs) Outstanding	26,932,487
Total Shares Available for Issuance under the 2021 Equity Incentive Plan	25,718,111

For more information regarding our equity compensation plans, including the Employee Stock Purchase Plan, please see "Equity Compensation Plan Information."

PROPOSAL NO. 5

Shareholder Proposal – Impact of Share Repurchases on Performance Metrics

The Vermont Pension Investment Commission ("VPIC"), a beneficial owner of shares of our common stock worth at least $25,000 (based on information provided to us by VPIC), has notified us that they intend to present the following proposal for consideration at the Annual Meeting. VPIC's address is 6 Baldwin Street, Montpelier, Vermont 05633-7970.

In accordance with Rule 14a-8(h) of the Exchange Act, the shareholder proposal is required to be voted on at the Annual Meeting only if properly presented by the proponent or their qualified representative at the meeting. The text of the shareholder's resolution and the statement that the proponent furnished to us in support thereof appear below, exactly as submitted, and we are not responsible for any inaccuracies or omissions therein.

For the reasons set forth following the proponent's statement, the Board recommends that you vote "**AGAINST**" this proposal.

Shareholder's Proposal and Supporting Statement

RESOLVED: Shareholders urge the Board of Directors to adopt a policy that financial performance metrics shall be adjusted, to the extent practicable, to exclude the impact of share repurchases when determining the amount or vesting of any senior executive incentive compensation grant or award. Compliance with this policy shall be excused if it would cause the company to violate any existing contractual obligations or the terms of any compensation plan, but shall apply to future employment agreements and plans.

SUPPORTING STATEMENT

Senior executive pay should be aligned with operational results and the individual contributions of senior executives, not financial engineering. Stock buybacks directly affect many of the financial ratios used as performance metrics for incentive pay of senior executives. For example, stock buybacks can increase earnings per share, return on assets, and return on equity. While stock buybacks may also boost stock prices in the short term, we are concerned that they can deprive companies of capital necessary for creating long term growth.

In our view, senior executives are responsible for improving our company's operational performance, whereas the Board of Directors is responsible for determining when stock buybacks are appropriate. Academic research has shown that stock buybacks that increase earnings per share are more likely when a firm would have just missed analysts' earnings per share target.[1] Given this potential for manipulation, we believe that senior executives should not receive larger pay packages simply for reducing the number of shares outstanding.

In 2023, S&P 500 Index companies spent a combined total of $795 billion on stock repurchases and another $588 billion on dividends, totaling more than 85 percent of their reported earnings.[2] This is a concern because retained earnings are a primary source of new investment. Academic research has shown that stock buybacks decrease capital expenditures and R&D spending, resulting in lower market-to-book ratios, profitability, innovation, and growth in the long run.[3]

Our company spent $567 million on share buybacks in 2024. Our company's CEO Nikesh Arora received $151 million in total compensation in 2023, including $145 million in stock awards. The performance goal for these awards includes total shareholder return, a financial ratio that can be inflated by stock buybacks.

For these reasons, we urge you to vote FOR this proposal.

1 Heitor Almeida et. al., "The Real Effects of Share Repurchases," Journal of Financial Economics, January 2016, https://doi.org/10.1016/j.jfineco.2015.08.008.

2 S&P Dow Jones Indexes, "S&P 500 Q1 2024 Buybacks Increase 8.1% From Q4 2023," June 17, 2024, https://www.spglobal.com/spdji/en/documents/index-news-and-announcements/20240617-sp-500-buyback-q1-2024.pdf.

3 Zigan Wang et. al., "Real Effects of Share Repurchases Legalization on Corporate Behaviors," Journal of Financial Economics, April 2021, https://doi.org/10.1016/j.jfineco.2020.10.008.

Company Opposing Statement

The Board believes that our current executive compensation policies and practices are appropriate and effective, serve the best interests of our shareholders, and advance the objectives of our executive compensation program by driving performance to create long-term shareholder value. The Board has carefully considered the proposal and, for the reasons described below, believes that the proposal would not support these objectives and is not in our best interests or the best interests of our shareholders.

The Board recommends a vote "**AGAINST**" this proposal.

Our Compensation and People Committee is Committed to Pay-for-Performance and is Best Positioned to Align Executive Compensation with Our Strategy and Shareholders' Best Interests

The Compensation and People Committee (which is composed entirely of independent directors) is committed to ensuring that we retain and attract individuals of outstanding character and ability, who are champions of our company culture and mission. To do so, the Compensation and People Committee designs programs that fairly compensate our employees and allow us to attract and retain a world-class leadership team, who can meet the challenges of a dynamic enterprise cybersecurity industry, characterized by constant change and innovation. The Compensation and People Committee strongly believes in, and is committed to, executing a pay-for-performance compensation philosophy that closely aligns executive compensation to our financial and operational performance.

Our compensation programs reflect recognized best practices and principles that align the compensation of our executive officers with the long-term interests of our shareholders and are supported by market practices. As described more fully elsewhere in this Proxy Statement, our shareholder engagement efforts are robust, and the Compensation and People Committee values and carefully considers the feedback it receives from shareholders. The Compensation and People Committee also retains an independent compensation consultant to provide input, analysis, and guidance on our executive compensation, peer groups, compensation design, and equity usage and allocation. Each year, the Compensation and People Committee considers our shareholders' feedback, market competitiveness, and our strategy to confirm that our executive compensation program remains appropriately aligned with current market practices and the long-term interests of our shareholders.

The Compensation and People Committee is in the best position to align our compensation programs with the long-term interests of our shareholders and our strategic, operational and financial goals, including returning capital to our shareholders. As part of its process, the Compensation and People Committee considers key drivers of company performance and holds executives accountable for delivering on such performance targets. If the Company were to implement the proposal, it would mean deviating from comparable metrics used by our peers and put us at a competitive disadvantage.

The Board is Best Positioned to Allocate Capital in a Manner that Serves Shareholders' Best Interests

Our financial performance has led to strong financial returns, a one-year TSR at the 49th percentile, and three-year TSR at the 96th percentile, of our compensation peer group.[1] The Board regularly reviews our capital needs and guides our long-term capital structure to ensure we have sufficient capital to invest for future growth. After determining we have sufficient liquidity for short-term and long-term planning, we have from time-to-time repurchased shares under a stock repurchase program to return value to our shareholders. In addition, we repurchase shares to offset the dilutive effect of the issuance of shares pursuant to our equity compensation plans. This proposal would limit our ability to align our executive compensation arrangements with our overall capital allocation strategy and would unduly restrict our ability to use all tools at our disposal to maximize alignment with long-term interests of our shareholders.

(1) Source: S&P Capital IQ. The beginning and ending stock prices used for calculating TSRs was based on the average of the closing trading prices of each company for the thirty consecutive trading days ending with the last trading day before the beginning of the measurement period and the last trading day of the measurement period, which is July 31, 2025.

It is also important to note that we do not deploy significant amounts of capital for share repurchases. In fact, we have not conducted a share repurchase since the third quarter of our fiscal 2024 which ended on April 30, 2024 (which is before the Non-GAAP EPS performance measure for our PSUs was introduced).

It is Unclear How to Fully Implement This Proposal

We use a performance-based restricted stock unit ("PSU") award design in which the number of PSUs that ultimately vest is equal to the product of (i) the target number of PSUs, (ii) the average of the achievement percentages for next-generation security annualized recurring revenue ("NGS ARR") and non-GAAP net income per diluted share ("Non-GAAP EPS") for each fiscal year in a three-year performance period, and (iii) a relative total shareholder return ("rTSR" or "relative TSR") modifier as measured over the three-year performance period.

With respect to the NGS ARR performance measure, there is no "per share" concept that would be directly impacted by the Company's share count. We believe NGS ARR represents the return on the investments we make in next-generation security that will drive our growth. To balance our executive's focus, the Compensation and People Committee includes Non-GAAP EPS as an equally weighted performance measure to ensure our growth is not overly weighted toward the top-line and is profitable. Our Non-GAAP EPS performance targets are typically linked to our published financial guidance provided at the beginning of the fiscal year, which generally takes into consideration any forecasted share repurchase volume at such time, and, accordingly, share repurchases have a minimal impact.

With respect to the rTSR modifier, the number of PSUs that will ultimately vest, if any, may be based in part on the Company's TSR relative to the TSRs of the indexed companies (which are the companies that are a component of the S&P 500 Index or any successor index on the last day of the performance period and were also a component of such index on the first day of the performance period) over the applicable performance period. The proposal specifically references TSR as an example of a measure that should be adjusted to exclude the impact of share repurchases, but it is unclear how TSR could be adjusted in such a manner given the various factors that may impact share price. How should the company reasonably quantify the impact of stock buybacks on its stock price over a multi-year period? This is further complicated as similar adjustments would presumably need to be made for TSR of the S&P 500 given other companies' stock repurchases and would presumably apply to dividends adding further complication and uncertainty.

The Board believes that the Compensation and People Committee should retain its flexibility in determining what particular performance measures to use and the manner in which performance targets are set, in order to best increase shareholder value. The Compensation and People Committee is committed to a pay-for-performance compensation philosophy and adjusts its assessments as necessary to stay competitive and attract, retain, and motivate highly-qualified executive officers.

REQUIRED VOTE

The approval of this proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board

The Board recommends that you vote **"AGAINST"** this shareholder proposal.

PROPOSAL NO. 6

Shareholder Proposal – Elect Each Director Annually

James McRitchie and Myra K. Young, who beneficially own 36 shares of our common stock (based on information provided to us by them), have notified us that they intend to present the following proposal for consideration at the Annual Meeting. Mr. McRitchie's and Ms. Young's address is 9295 Yorkship Court, Elk Grove, CA 95758.

In accordance with Rule 14a-8(h) of the Exchange Act, the shareholder proposal is required to be voted on at the Annual Meeting only if properly presented by the proponent or their qualified representative at the meeting. The text of the shareholder's resolution and the statement that the proponent furnished to us in support thereof appear below, exactly as submitted, and we are not responsible for any inaccuracies or omissions therein.

For the reasons set forth following the proponent's statement, the Board recommends that you vote "**AGAINST**" this proposal.

Shareholder's Proposal and Supporting Statement


FOR
Add Value

Elect Each Director Annually – Proposal 6

RESOLVED: Palo Alto Networks, Inc. ("Company") shareholders, including James McRitchie of CorpGov.net, ask that our Company take all steps necessary to reorganize the Board of Directors into one class with each director subject to election each year for a one-year term so that all directors are elected annually.

Although our management can adopt this proposal topic in one year, and one-year implementation is a best practice, this proposal allows the option to be phased in.

Supporting Statement: Fully 90% of S&P 500 companies have declassified boards. Annual elections are widely viewed as a best practice. Annual election of each director makes directors more accountable, improving performance and increasing company value.

According to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen, and Allen Ferrell of the Harvard Law School, classified boards like ours are one of six entrenching mechanisms negatively related to company performance.

Diligent's Market Intelligence database includes the voting record of 24 shareholder resolutions to declassify boards during the period 2020 – 11/1/2024. They averaged 74% support. Only one proposal on this topic out of seven is reported to have received less than 50% of the vote in 2024.

BlackRock states, "Directors should be elected annually to discourage entrenchment and allow shareholders sufficient opportunity to exercise their oversight of the board." Vanguard generally votes for proposals to declassify an existing board and votes against management or shareholder proposals to create a classified board.

According to Equilar, a trusted leader for corporate leadership data:

> A classified board creates concern among shareholders because poorly performing directors may benefit from an electoral reprieve. Moreover, a fraternal atmosphere may form from a staggered board that favors the interests of management above those of shareholders. Since directors in a declassified board are elected and evaluated each year, declassification promotes responsiveness to shareholder demands and pressures directors to perform to retain their seat. Notably, proxy advisory firms ISS and Glass Lewis both support declassified structures.

The annual election of each director gives shareholders more leverage if management performs poorly. For instance, if the Board approves excessive or poorly incentivized executive pay, shareholders can soon vote against the Chair of the Compensation and People Committee, rather than waiting three years under the current setup.

Consider our Company's overall corporate governance:

Directors can only be removed “for cause,” we cannot call special meetings or act by written consent. Changing specific bylaw provisions requires a 66 2/3% vote.

Freefloat Analytics estimates two of the nine directors hold more than half of “board influence” and categorizes the board type as an “oligarchy.”

Enhance Shareholder Value, Vote FOR
Elect Each Director Annually – Proposal 6

Company Opposing Statement

We are committed to strong corporate governance, and the Board regularly reviews our governance structure, including our classified board. The Board is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors, and each class is elected to serve a three-year term.

The Board, together with the Governance and Sustainability Committee, has carefully considered the proposal, taking into account the history and purpose of the classified board structure, our governance practices and current Board composition. For the reasons described below, the Board continues to believe that retention of our classified structure is in our best interests and the best interests of our shareholders at this time.

The Board recommends a vote “**AGAINST**” this proposal.

A Classified Board Encourages Long-Term Focus and Enhances Board Quality and Independence

The Board believes that annual elections of all directors can, in some cases, lead to short-term focus or an over-concentration on immediate results. A classified board encourages directors to consider the long-term, best interests of the Company and our shareholders, fosters long-term planning, strengthens the independence of non-employee directors, and reduces the potential influence of certain investors and special interest groups with short-term agendas that may be harmful to the Company and our shareholders over the long term. The Board also believes that our classified board structure assists in recruiting highly qualified directors willing to commit to the Company and our strategic growth over the long term and to developing a deep understanding of our business. We believe it is particularly important that directors make the commitment to serve for a three-year term given the considerable time required to properly understand our business and long-term growth strategy.

A Classified Board Provides Continuity, Stability and Institutional Knowledge and is Critical to the Company’s Current Strategic Priorities

The Board is structured into classes to provide stability and ensure that, at any given time, a majority of the directors serving on the Board have substantial knowledge of the Company, our business, our history, our culture, and our strategic goals. Directors who possess this institutional knowledge are a valuable resource and well-positioned to make decisions in our best interests and the best interests of our shareholders. A declassified board could be replaced in a single year with directors unfamiliar with our business, culture, and goals, but a classified structure allows for orderly change alongside continuity as new directors with fresh perspectives interact and work with experienced directors with deep institutional knowledge. This is clearly demonstrated with our Board’s mix of tenures across its eleven members with three new directors joining the board since February 2025, an average total director tenure of 7.2 years, and an average independent director tenure of 8 years.[1]

1 The Board tenure statistics are inclusive of Mr. Hamers who is not standing for reelection at the 2025 Annual Meeting.

Furthermore, while the Board acknowledges that declassification may be appropriate at some point in the future, today is not the time. The unprecedented acceleration of generative and agentic AI, coupled with our recent agreement to acquire CyberArk—a significant strategic move to enter the identity security space and capitalize on an industry inflection point—demands unwavering focus and stability at the Board level. The next few years will define whether we maintain our position as the cybersecurity leader, or fall behind the competition. Introducing potential disruption to our Board by declassifying it now would be counterproductive. Consistent and expert leadership is critical in the face of the industry inflection point created by generative and agentic AI and to ensure we fully capitalize on the opportunity posed by the CyberArk acquisition.

A Classified Board Protects Shareholder Value

The Board believes that a classified board enhances our ability to achieve long-term value for our shareholders by safeguarding us against unsolicited efforts of a hostile third party to take control of us, especially without paying fair value for the Company or its assets. A hostile bidder could cause a majority of the Board to be replaced at a single annual meeting with directors aligned with the bidder's own interests. Our classified board allows the Board the flexibility, time, and leverage it needs to evaluate the fairness of any takeover proposal at arm's length, negotiate on behalf of and for the benefit of all our shareholders, and weigh alternatives in order to provide maximum value for shareholders.

Accountability to Shareholders

All of our directors, regardless of the length of their term, have a fiduciary duty under Delaware law to act in a manner they believe to be in the best interests of the Company and our shareholders. Accountability does not depend on the length of the term but on the selection of experienced and committed individuals to serve as directors. At each annual meeting, our shareholders have the opportunity to evaluate and elect approximately one-third of the Board, and our entire Board is evaluated annually during its annual self-assessment. The Governance and Sustainability Committee also considers the performance of each current director when determining whether or not to recommend the nomination of such director for an additional term.

Contrary to the statements made by the proponent, our classified board structure has not operated as an entrenching mechanism nor has it resulted in an unaccountable board unresponsive to stockholders. The average tenure for independent directors on our Board is 8 years (compared to an average tenure of 7.8 years at S&P 500 companies in 2024), and the Board has had seven new directors join since the beginning of calendar year 2019 (six of whom are currently serving). Of those new directors, six have been independent directors (five of whom are currently serving).

The Board believes that the benefits of a classified board structure do not come at the expense of accountability and that the continuity, stability, independence, and takeover protection provided by a staggered board structure all contribute to the Company's success.

REQUIRED VOTE

The approval of this proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board

The Board recommends that you vote **"AGAINST"** this shareholder proposal.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 15, 2025 for:

- each of our directors and nominees for director;
- each of our NEOs;
- all of our current directors and executive officers as a group; and
- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 673,720,207 shares of our common stock outstanding at September 15, 2025. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person listed in the table below, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable (or issuable upon vesting of restricted stock units or performance stock unit awards) within 60 days of September 15, 2025. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Number of Shares	Percent of Shares Outstanding
5% Shareholders:		
The Vanguard Group(1)	55,137,000	8.2 %
BlackRock, Inc.(2)	49,244,010	7.3 %
Named Executive Officers and Directors:		
Nikesh Arora(3)	3,065,694	*
William "BJ" Jenkins(4)	319,558	*
Dipak Golechha(5)	381,955	*
Lee Klarich(6)	1,754,032	*
Nir Zuk(7)	3,293,136	*
Aparna Bawa(8)	8,142	*
John M. Donovan(9)	37,976	*
Carl Eschenbach(8)	19,796	*
James J. Goetz(10)	402,264	*
Ralph Hamers	0	
Rt Hon Sir John Key(8)	18,782	*
Mary Pat McCarthy(8)	52,500	*
Helle Thorning-Schmidt	0	
Lorraine Twohill(8)	41,882	*
All current directors and executive officers as a group (14 persons)(11)	9,395,717	1.4 %

* Represents beneficial ownership of less than one percent (1%).

(1) According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group, Inc. ("Vanguard"), as investment advisor, has sole voting power with respect to none of the reported shares, shared voting power with respect to 824,520 of the reported shares, sole dispositive power with respect to 52,471,738 of the reported shares and shared dispositive power with respect to 2,665,262 of the reported shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) According to a Schedule 13G/A filed with the SEC on January 26, 2024, BlackRock, Inc. ("BlackRock") has sole voting power with respect to 44,819,022 of the reported shares, and sole dispositive power with respect to 49,244,010 of the reported shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) Consists of (i) 275,013 shares held of record by Mr. Arora, (ii) 32,010 shares held of record by Bacchey Investments L.P., of which Bacchey Management LLC (the "LLC") is the General Partner, Mr. Arora is the manager of the LLC and the sole member of the LLC is the Aurora Trust, for which Mr. Arora serves as a trustee, (iii) 726,542 shares held by the Nikesh Arora 2025 Annuity Trust, for which Mr. Arora serves as trustee, (iv) 1,185,721 shares issuable upon the vesting of PSUs within 60 days of September 15, 2025, subject to Mr. Arora's elections under our deferred compensation plan, and (v) 846,408 PSOs exercisable within 60 days of September 15, 2025 (all of which were fully exercised and sold by Mr. Arora on September 23, 2025 under a Rule 10b5-1 trading plan). Does not include 1,772,738 shares associated with RSUs and PSUs that vested and are currently deferred under our deferred compensation plan.

(4) Consists of (i) 7,533 shares held of record by Mr. Jenkins and (ii) 312,025 shares issuable upon the vesting of PSUs within 60 days of September 15, 2025. Does not include 423,308 shares associated with RSUs and PSUs that vested and are currently deferred under our deferred compensation plan.

(5) Consists of (i) 101,135 shares held of record by Mr. Golechha and (ii) 280,820 shares that are issuable upon the vesting of PSUs within 60 days of September 15, 2025, subject to Mr. Golechha's elections under our deferred compensation plan.

(6) Consists of (i) 177,954 shares held of record by Mr. Klarich, (ii) 740,000 shares held of record by the Lee and Susan Klarich 2005 Trust, for which Mr. Klarich and his spouse serve as trustees (iii) 468,038 shares that are issuable upon the vesting of PSUs within 60 days of September 15, 2025, and (iii) 368,040 PSOs exercisable within 60 days of September 15, 2025.

(7) Consists of (i) 1,854,448 shares held of record by Mr. Zuk, (ii) 1,188,936 shares held of record by the Hawk Family Trust, for which Mr. Zuk serves as co-trustee, (iv) 249,620 shares that are issuable upon the vesting of PSUs within 60 days of September 15, 2025.

(8) Consists of shares held of record by the respective director.

(9) Consists of (i) 11,672 shares held of record by Mr. Donovan, (ii) 24,924 shares held of record by The Donovan Family Living Trust U/A DTD 09/28/2012, for which Mr. Donovan serves as co-trustee and (iii) 1,926 shares held of record by SRJ Norway Partners LP, for which Mr. Donovan serves as the general partner.

(10) Consists of (i) 314,580 shares held of record by Mr. Goetz and (ii) 87,684 shares held of record by the Goetz Children's Trust 4/24/1998.

(11) Consists of (i) 5,685,045 shares beneficially owned by the current directors and executive officers, (ii) 2,492,931 shares issuable upon the vesting of RSUs and PSUs within 60 days of September 15, 2025, and (iii) 1,214,448 PSOs exercisable within 60 days of September 15, 2025.

Related Person Transactions

The Audit Committee of the Board of Directors has adopted a written policy and procedures for the review, approval and ratification, if necessary, of the transactions among the Company and its directors, executive officers and their related interests.

We have entered into employment arrangements with our executive officers. See also the section titled "*Discussion of our Fiscal 2025 Executive Compensation Program—Executive Employment Agreements*."

We have also entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Person Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying transactions with related persons.

We have a formal written policy providing that any transactions in which the aggregate amount exceeds or may be expected to exceed $120,000 between us and a related person (defined as an executive officer, director, nominee for election as director, beneficial owner of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest) are reviewed and approved or ratified quarterly by our Audit Committee. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related person's interest in the transaction. In addition, it is our policy that directors interested in a related person transaction will recuse themselves from any discussion or vote on a related person transaction in which they may have an interest.

About the Annual Meeting

Why are you holding a virtual meeting and how can shareholders attend?

We have adopted a virtual meeting format for our Annual Meeting this year to provide a consistent experience to all shareholders regardless of geographic location and enhance shareholder access and engagement. To participate in our Annual Meeting, including to vote and ask questions during the meeting, visit www.virtualshareholdermeeting.com/PANW2025 with your 16-digit control number included on the accompanying proxy card or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for instructions. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote at the meeting.

How can I ask questions during the Annual Meeting?

The virtual format allows shareholders to communicate with us during the Annual Meeting. Shareholder questions may be submitted in the field provided in the web portal prior to or during the Annual Meeting for consideration. Detailed guidelines for submitting written questions during the Annual Meeting are available at www.virtualshareholdermeeting.com/PANW2025. You can submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. The chairperson of the meeting will review the questions and determine whether the questions are relevant to the subject matter of the meeting and otherwise appropriate for answering at the meeting. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or our business, or are otherwise not appropriate for answering at the meeting. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Who is entitled to vote?

Only holders of our common stock as of the close of business on October 15, 2025 (the "Record Date"), are entitled to vote at the Annual Meeting. As of the Record Date, 683,982,694 shares of our common stock were outstanding and entitled to vote. For each proposal at the Annual Meeting, each shareholder will be entitled to one vote for each share of our common stock held by them on the Record Date. Shareholders may not cumulate votes in the election of directors. Our list of shareholders, as of the Record Date, will be available for inspection for the ten days prior to the Annual Meeting. If you would like to inspect the shareholder list, email our Investor Relations department at ir@paloaltonetworks.com to make arrangements.

Registered Shareholders of Record. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the shareholder of record with respect to those shares, and the proxy materials were provided to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the accompanying proxy card, or to vote online, by telephone or virtually at the Annual Meeting as described above. Throughout this Proxy Statement, we refer to these registered shareholders as "shareholders of record."

Street Name Shareholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and proxy materials were forwarded to you by your broker, bank or other nominee, who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to participate in and vote online at the Annual Meeting; however, since a beneficial owner is not the shareholder of record, you may not vote your shares of our common stock virtually at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this Proxy Statement, we refer to shareholders who hold their shares through a broker, bank or other nominee as "street name shareholders."

How do I vote?

If you are a shareholder of record, there are four ways to vote:

- by Internet, prior to the Annual Meeting at http://www.proxyvote.com or by scanning the QR code included on your proxy card, 24 hours a day, seven days a week (have your proxy card in hand when you visit the website);
- by toll-free telephone at 1-800-690-6903 until 11:59 p.m. Eastern Standard Time, on December 8, 2025 (have your proxy card in hand when you call);
- by completing and mailing the accompanying proxy card in the envelope provided so it is received prior to the Annual Meeting; or
- by attending and voting during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2025. Please have your 16-digit control number to join the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you also vote by Internet, telephone, or returning a proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name shareholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name shareholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name shareholder, you may not vote your shares online at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

Can I change my vote or revoke my proxy?

Yes. If you are a shareholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet (at http://www.proxyvote.com or by scanning the QR code included on your proxy card) or by telephone on a later date;
- completing and returning a later-dated proxy card;
- sending a written notice of revocation to our Corporate Secretary at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, CA 95054; or
- attending and voting online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2025. Please have your 16-digit control number to join the Annual Meeting.

If you are a street name shareholder, your broker, bank or other nominee can provide you with instructions on how to change your vote or revoke your proxy.

How does the Board recommend I vote on these proposals?

Our Board recommends a vote:

- "**FOR**" all the Company's nominees John M. Donovan, James J. Goetz, and Helle Thorning-Schmidt to be elected as Class II directors;
- "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026;
- "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers;
- "**FOR**" the approval of an amendment of our 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance; and
- "**AGAINST**" a shareholder proposal regarding a policy addressing the impact of share repurchases when determining the amount or vesting of executive incentive compensation grants or awards.
- "**AGAINST**" a shareholder proposal to elect each director annually.

How many votes are needed for approval of each proposal?

- **Proposal No. 1**: Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" that nominee. You may vote "for," "against," or "abstain" on each of the nominees for election as a director. Broker non-votes and abstentions will have no effect on the outcome of this proposal.
- **Proposal No. 2**: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026 requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as a vote "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 3**: The approval, on an advisory basis, of the compensation of our NEO requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.
- **Proposal No. 4**: The approval of an amendment of our 2021 Equity Incentive Plan requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 5**: The approval of a shareholder proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.
- **Proposal No. 6**: The approval of a shareholder proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. The persons named in the proxy have been designated as proxies by our Board. When a proxy card is properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instruction of the shareholder. If a proxy card is signed, but no specific instructions are given, the shares represented by such proxy card will be voted in accordance with the recommendations of our board of directors, as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares subject to proxies. If the Annual Meeting is adjourned, the proxy holders can vote your shares subject to proxies when the Annual Meeting is rescheduled, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

A quorum is the minimum number of shares required to be present for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. A proxy submitted by a shareholder may indicate that all or a portion of the shares represented by the proxy are

not being voted ("shareholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote shares held in street name on a particular matter in the absence of instructions from the beneficial owner of such shares ("broker non-vote"). See the question below titled "How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?" The shares of our common stock subject to a proxy that are not being voted on a particular matter because of a broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary voting results and will provide the final voting results in an amendment to the Current Report on Form 8-K as soon as they become available.

How are proxies solicited for the Annual Meeting?

Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds your shares of our common stock. In addition to using the internet, our directors, officers and employees may solicit proxies in person and by mail, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation. We have retained Georgeson LLC to assist us in soliciting proxies for a fee of approximately $50,000 plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies.

How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?

Brokerage firms, banks or other nominees holding shares of our common stock in street name for beneficial owners are generally required to vote such shares in the manner directed by the beneficial owner. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole "routine" matter, the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2026. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will serve as the independent inspector of election and, in such capacity, will count and tabulate the votes.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of our proxy materials to multiple shareholders who share the same address unless we receive contrary instructions from one or more of the shareholders sharing the same address. This procedure reduces our printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate copies of our proxy materials. Upon written or oral request, we will deliver promptly separate copies of our proxy materials to any shareholder at a shared address which we delivered a single copy of these materials. To receive a separate copy, or, if a shareholder is receiving multiple copies, to request that we only send a single copy of our proxy materials, shareholders may contact us at our principal executive address: Palo Alto Networks, Inc., Attention: Investor Relations, 3000 Tannery Way, Santa Clara, California 95054 or Tel: (408) 753-4000.

Shareholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

SHAREHOLDER PROPOSALS

Shareholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a Rule 14a-8 shareholder proposal to be considered for inclusion in our Proxy Statement for our 2026 annual meeting of shareholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than July 10, 2026. In addition, shareholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of shareholder proposals in Company-sponsored proxy materials. Shareholder proposals should be addressed to:

Palo Alto Networks, Inc., Attention: Corporate Secretary, 3000 Tannery Way, Santa Clara, California 95054.

Our amended and restated bylaws also establish an advance notice procedure for shareholders who wish to present a proposal before an annual meeting of shareholders but do not intend for the proposal to be included in our Proxy Statement pursuant to Rule 14a-8. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a shareholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2026 annual meeting of shareholders, our Corporate Secretary must receive the proper written notice at our principal executive offices:

- not earlier than 5:00 p.m. Pacific Time on August 11, 2026; and
- not later than 5:00 p.m. Pacific Time on September 10, 2026.

In the event that we hold our 2026 annual meeting of shareholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then notice of a shareholder proposal that is not intended to be included in our Proxy Statement must be received no earlier than 5:00 p.m. Pacific Time on the 120th day before such annual meeting and no later than 5:00 p.m. Pacific Time on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a shareholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

DIRECTOR NOMINATIONS

Shareholders may recommend director candidates for consideration by our Governance and Sustainability Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board of Directors and should be directed to our Corporate Secretary at the address set forth above. For additional information regarding shareholder recommendations for director candidates, see the section titled "*Identification and Evaluation of Director Nominees—Shareholder Recommendations for Nominations to the Board of Directors*" beginning on page 65 of this Proxy Statement.

In addition, our amended and restated bylaws permit shareholders to nominate directors for election at an annual meeting of shareholders. To nominate a director, the shareholder must provide the information required by our amended and restated bylaws, which includes the information required by Rule 14a-19 of the Exchange Act. In addition, the shareholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received at the address set forth above within the time periods described above under the section titled "*Shareholder Proposals*" for shareholder proposals that are not intended to be included in a Proxy Statement.

Furthermore, our amended and restated bylaws permit shareholders or a group of shareholders that wish to nominate one or more directors through proxy access for inclusion in our Proxy Statement. To nominate a director using this process, the shareholder must provide the information required by the proxy access provision of our amended and restated bylaws. In addition, the shareholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary at our principal executive offices:

- not earlier than the close of business on June 10, 2026; and
- not later than the close of business on July 10, 2026.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who beneficially own more than 10% of the Company's common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely on our review of filed reports or written representations from certain Reporting Persons relating to fiscal 2025, the Company believes that all reports were filed on a timely basis except that two sale transactions were reported late on two Form 4 filings, respectively, on behalf of Aparna Bawa, a Board member; and eleven sales transactions were reported late on one Form 4 filing on behalf of Nir Zuk, our former Chief Technology Officer.

Fiscal 2025 Annual Report and SEC Filings

Our financial statements for our fiscal year ended July 31, 2025, are included in our Annual Report on Form 10-K, which we will make available to shareholders at the same time as this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at www.paloaltonetworks.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Investor Relations, Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on your proxy card or execute and return, at your earliest convenience, your proxy card in the envelope provided.

THE BOARD OF DIRECTORS

Santa Clara, California
November 7, 2025

Appendix A

Calculation of Billings and Organic Operating Margin

CALCULATION OF BILLINGS

($ in millions)

Billings		FY'23		FY' 24
Total Revenue	$	6,892.7	$	8,027.5
Add: Change in total deferred revenue, net of acquired deferred revenue		2,301.7		2,180.6
Total billings	$	9,194.4	$	10,208.1

CALCULATION OF ORGANIC OPERATING INCOME AND ORGANIC OPERATING MARGIN

($ in millions)

	FY'25	
Organic Operating Income and Operating Margin:	**$**	**%**
GAAP operating income and operating margin	1,242.9	13.5%
Share-based compensation-related charges	1,386.4	15.0%
Acquisition-related costs[(1)]	(109.7)	(1.2%)
Amortization expense of acquired intangible assets	164.0	1.8%
Litigation-related charges[(2)]	(31.7)	(0.3%)
Non-GAAP operating income and operating margin	2,651.9	28.8%
Operating loss from acquired entities[(3)]	1.6	0.0%
Incremental bonus payout[(4)]	27.3	0.3%
Organic operating income and operating margin	2,680.8	29.1%

(1) Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue. Also includes a legal contingency credit in fiscal 2025.

(3) Consists of operating loss from the entities acquired in fiscal 2025.

(4) Consists of bonus payout in excess of 100% of the target cash incentive of the 2025 Incentive Compensation Plan.

Calculation of Adjusted Operating Income and Operating Margin and Non-GAAP Net Income Per Diluted Share

CALCULATION OF OPERATING MARGIN AND ADJUSTED OPERATING MARGIN

($ in millions)

		FY'25
GAAP operating income (loss)	$	1,242.9
Share-based compensation-related charges		1,386.4
Acquisition-related costs[(1)]		(109.7)
Amortization expense of acquired intangible assets		164.0
Litigation-related charges[(2)]		(31.7)
Non-GAAP operating income	$	2,651.9
Non-GAAP operating margin		*28.8%*

CALCULATION OF NON-GAAP NET INCOME PER DILUTED SHARE

	FY'22	FY'23	FY'24	FY'25
GAAP net income per share, diluted	$ (0.45)	$ 0.64	$ 3.64	$ 1.60
Share-based compensation-related charges	1.71	1.79	1.73	1.98
Acquisition-related costs[(1)]	0.01	0.03	0.02	(0.15)
Amortization expense of acquired intangible assets	0.21	0.15	0.17	0.23
Litigation-related charges[(2)]	0.01	0.01	0.30	(0.04)
Restructuring and other costs[(3)]	0.04	0.00	—	—
Non-cash charges related to convertible notes[(4)]	0.01	0.01	0.00	0.00
Foreign currency (gain) loss associated with non-GAAP adjustments	0.00	0.00	—	—
Income tax and other tax adjustments[(5)]	(0.28)	(0.41)	(3.02)	(0.28)
Non-GAAP net income per share, diluted	*$ 1.26*	*$ 2.22*	*$ 2.84*	*$ 3.34*

(1) Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, change in fair value of contingent consideration liability, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies.

(2) Consists of the amortization of intellectual property licenses and covenant not to sue. Also includes a legal contingency charge and a litigation settlement charge in FY'24, and a legal contingency credit in FY'25.

(3) Consists of adjustments to restructuring and other costs.

(4) Consists of non-cash interest expense for amortization of debt issuance costs related to our convertible notes.

(5) Consists of income tax adjustments related to our long-term non-GAAP effective tax rate of 22%. In FY'23, it included tax benefits from releases of tax reserves related to uncertain tax positions resulting from tax settlements. In FY'24, it included a tax benefit from a release of our valuation allowance on U.S. federal, U.S. states other than California, and United Kingdom deferred tax assets. In FY'25, it included a one-time deferred tax provision adjustment relating to the enactment of One Big Beautiful Bill.

Non-GAAP Financial Measures and Other Key Metrics

This Proxy Statement includes financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). We use these non-GAAP financial measures and other key metrics internally to set targets for employee compensation programs.

Billings. We define billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. We have previously considered billings to be a key metric used by management to manage our business. Billings growth is the percentage change in billings for a fiscal year as compared to the prior fiscal year. Starting in the first fiscal quarter of 2025, billings ceased being a key financial metric and ceased being reported by us.

Next Generation Security Annual Recurring Revenue, or NGS ARR, represents the annualized allocated revenue of all active contracts as of the final day of the reporting period related to all product, subscription and support offerings, excluding revenue from hardware products, and legacy attached subscriptions, support offerings and professional services. NGS ARR is an operating metric that we use to assess the strength and trajectory of our business. NGS ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal rates. NGS ARR is not intended to be a replacement for forecasts of revenue. The scope of products, subscriptions, and support offerings that contribute to NGS ARR will generally increase over time as we introduce or acquire new next-generation products, subscriptions, and support offerings.

Non-GAAP Operating Margin. We define non-GAAP operating margin as non-GAAP operating income divided by total revenue. We define non-GAAP operating income as operating income plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, including change in fair value of contingent consideration liability, amortization expense of acquired intangible assets, and litigation-related charges, including legal settlements. We believe that non-GAAP operating margin provides management and investors with greater visibility into the underlying performance of our core business operating results.

Organic operating margin. We define organic operating margin as non-GAAP operating margin, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2025 Cash Incentive Compensation Plan. We define organic operating income as non-GAAP operating income, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2025 Cash Incentive Compensation Plan.

Non-GAAP Net Income and Net Income per share, diluted (Non-GAAP EPS). We define non-GAAP net income as net income plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, including change in fair value of contingent consideration liability, amortization expense of acquired intangible assets, litigation-related charges, including legal settlements, restructuring and other costs, and non-cash charges related to convertible notes. We also excludes from non-GAAP net income foreign currency gains (losses) and tax adjustments related to our long-term non-GAAP effective tax rate in order to provide a complete picture of our recurring core business operating results. We define non-GAAP net income per share, diluted, as non-GAAP net income divided by the weighted-average diluted shares outstanding, which includes the potentially dilutive effect of our employee equity incentive plan awards and our convertible senior notes and related warrants, after giving effect to the anti-dilutive impact of our note hedge agreements, which reduced the potential economic dilution that otherwise would have occurred in connection with the conversion and settlement of our convertible senior notes. Under GAAP, the anti-dilutive impact of the note hedge is not reflected in diluted shares outstanding. We consider these non-GAAP financial measures to be useful metrics for management and investors for the same reasons that we use non-GAAP operating margin.

Investors are cautioned that there are a number of limitations associated with the use of non-GAAP financial measures and key metrics as analytical tools. For example, NGS ARR metrics reported by us may include annualized value of contracts that was not yet recognized as revenue. Many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future, such as share-based compensation, which is an important part of our employees' compensation and impacts their performance. Furthermore, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP, and the components that we exclude in our calculation of non-GAAP financial measures may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. In the future, we may also exclude non-recurring expenses and other expenses that do not reflect our core business operating results.

Appendix B

Amended and Restated 2021 Equity Incentive Plan

PALO ALTO NETWORKS, INC.
2021 EQUITY INCENTIVE PLAN

(As amended and restated, subject to, and contingent upon, stockholder approval at the 2025 annual meeting of the Company's stockholders)

1. Purpose of the Plan. The purpose of this Plan is to:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2. Definitions. The following definitions are used in this Plan:

(a) "Administrator" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b) "Amendment Date" means August 14, 2025.

(c) "Applicable Laws" means the legal and regulatory requirements relating to the administration of equity-based awards and issuance of shares of Common Stock, including under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan. Reference to a specific section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation or other official guidance issued under that section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding that section or regulation.

(d) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

(e) "Award Agreement" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) "Board" means the Board of Directors of the Company.

(g) "Change in Control" means the occurrence of any of the following events:

(i) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, if any one Person is already considered to own more than 50% of the total voting power of the stock of the Company, the acquisition of additional stock by such Person will not be considered a Change in Control; or

(ii) Change in Effective Control of the Company. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii) Change in Ownership of a Substantial Portion of the Company's Assets. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has

acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g) "Code" means the U.S. Internal Revenue Code of 1986.

(h) "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i) "Common Stock" means the common stock of the Company.

(j) "Company" means Palo Alto Networks, Inc., a Delaware corporation, or any successor thereto.

(k) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary of the Company to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning used with respect to Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l) "Director" means a member of the Board.

(m) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) "Employee" means any person, including Officers and Inside Directors, providing services as an employee to the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934.

(p) "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced. As described in Section 4(i), the Administrator may not institute an Exchange Program.

(q) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market of Nasdaq

Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or, the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or the closing bid, if no sales were reported), as reported by such source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

If the Fair Market Value is to be determined under subsection (i) or (ii) above and the determination date for the Fair Market Value occurs on a day other than a Trading Day, the Fair Market Value will be the price as determined under subsection (i) or (ii) above, as applicable, on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. Note that the determination of fair market value for purposes of withholding Tax-Related Items may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(r) "Fiscal Year" means the fiscal year of the Company.

(s) "Incentive Stock Option" means an Option that is intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t) "Inside Director" means a Director who is an Employee.

(u) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "Option" means a stock option granted pursuant to the Plan.

(x) "Outside Director" means a Director who is not an Employee.

(y) "Parent" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "Participant" means the holder of an outstanding Award.

(aa) "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(bb) "Performance Unit" means an Award denominated in Shares or cash, which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(cc) "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(dd) "Plan" means this Palo Alto Networks, Inc. 2021 Equity Incentive Plan.

(ee) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(ff) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(hh) "Section 16(b)" means Section 16(b) of the Exchange Act.

(ii) "Section 409A" means Section 409A of the Code.

(jj) "Securities Act" means the U.S. Securities Act of 1933.

(kk) "Service Provider" means an Employee, Director or Consultant.

(ll) "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(mm) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn) "Subsidiary" means a "subsidiary corporation" of the Company whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "Substituted Award" means an Award granted in substitution for an equity award of an acquired entity in connection with a merger, reorganization, separation, or other transaction to which Section 424(a) of the Code applies.

(pp) "Tax-Related Items" means any U.S. and non–U.S. federal, state, or local taxes (including, without limitation, income tax, social insurance, payroll tax, fringe benefits tax, payment on account and any other tax-related items) related to a Participant's participation in the Plan and legally applicable or deemed applicable to the Participant, or have been transferred to the Participant.

(qq) "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is (i) 64,370,000 Shares, plus (ii) any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, that, (A) on or after the date stockholders initially approved the Plan through the Amendment Date, have been added to the Plan pursuant to the prior terms of this Section 3 and (B) after the Amendment Date, expire or otherwise terminate without having been exercised or issued in full, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (ii) equal to 63,480,126 Shares. In addition, Shares may become available for issuance under the Plan pursuant to Section 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock. If the Committee grants Substituted Awards in substitution for equity awards outstanding under a plan maintained by an entity acquired by or consolidated with the Company, the grant of those Substituted Awards will not decrease the number of Shares available for issuance under the Plan.

(b) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, the gross number of Shares underlying the portion of a Stock Appreciation Right that is exercised will cease to be available under the Plan. Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price or purchase price of an Award or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(b).

(c) Share Reserve. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

   (a) Procedure.

      (i) General. The Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws. The Board or Committee will be the Administrator. Different Administrators may administer the Plan with respect to different groups of Service Providers. The Board may retain the authority to concurrently administer the Plan with a Committee and may, at any time, revoke the delegation of some or all authority previously delegated.

      (ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

   (b) Powers of the Administrator. Subject to the Plan, any limitations on delegations specified by the Board, and any requirements imposed by Applicable Laws, the Administrator will have the authority, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable to administer the Plan including to:

      (i) determine the Fair Market Value;

      (ii) select the Service Providers to whom Awards may be granted hereunder;

      (iii) determine the number of Shares to be covered by each Award granted hereunder;

      (iv) approve forms of Award Agreements for use under the Plan;

      (v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating to an Award;

      (vi) establish, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations, and sub-plans for the purposes of facilitating compliance with non-U.S. laws, easing the administration of the Plan and/or taking advantage of tax-favorable treatment for Awards granted to Service Providers outside the U.S.;

      (vii) interpret the Plan and make any decision necessary to administer the Plan;

      (viii) interpret, modify or amend each Award (subject to Section 17(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards;

      (ix) allow Participants to satisfy tax withholding obligations in a manner prescribed in Section 15 of the Plan;

      (x) authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

      (xi) delegate ministerial duties to any of the Company's employees;

      (xii) temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

      (xiii) allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

      (xiv) make all other determinations deemed necessary or advisable for administering the Plan.

   (c) Grant Date. The grant date of an Award ("Grant Date") will be the date that the Administrator makes the determination granting such Award or may be a later date if such later date is designated by the Administrator on the date of the determination or under an automatic grant policy. Notice of the determination will be provided to each Participant within a reasonable time after the Grant Date.

   (d) Waiver. The Administrator may waive any terms, conditions or restrictions.

   (e) Fractional Shares. Except as otherwise provided by the Administrator, any fractional Shares that result from the adjustment of Awards will be cancelled. Any fractional Shares that result from vesting percentages will be accumulated and vested on the date that an accumulated full Share is vested.

(f) Electronic Delivery. The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or its agent) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

(g) Choice of Law; Choice of Forum. The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant's acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant's services are performed.

(h) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

(i) Exchange Program. The Administrator may not institute an Exchange Program.

5. Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

(a) Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Stock Option Agreement. Each Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(d) Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be 10 years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be 5 years from the Grant Date or such shorter term as may be provided in the Award Agreement.

(e) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

A granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the Grant Date.

B granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the Grant Date.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator and may no less than 100% of the Fair Market Value per Share on the Grant Date unless otherwise required by Applicable Laws.

(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check or wire transfer; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) net exercise, under which Shares are withheld from otherwise deliverable Shares that has been approved by the Board or a Committee; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(f) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which the Option will vest or become exercisable. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any amounts necessary to satisfy withholding obligations for Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant and approved by the Administrator, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant's Service Provider status as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 3 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to

the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) Tolling Expiration. A Participant's Award Agreement may also provide that:

(1) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in liability under Section 16(b); or

(2) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of 30 days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator determines in its sole discretion. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7 of the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b) Restricted Stock Unit Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify vesting criteria, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(e) Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(f) Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. Stock Appreciation Rights.

(a) Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator determines in its sole discretion. Notwithstanding the foregoing, at any time after the grant of a Stock Appreciation Right, the Administrator, in its sole discretion, may accelerate the time at which the Stock Appreciation Right will vest or become exercisable.

(c) Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(d) Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than 100% of the Fair Market Value per Share on the Grant Date. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(e) Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the tolling and expiration rules of Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f) Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the Grant Date. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the Grant Date.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator determines in its sole discretion. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/ Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. Notwithstanding the foregoing, at any time after the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/ Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/ Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Award Limitations.

    (a) Outside Director Award Limitations. No Outside Director may be paid compensation for service as an Outside Director that, in the aggregate, exceeds $2,000,000, increased to $4,000,000 for such Outside Director for the Fiscal Year in which he or she joins the Board as an Outside Director. Compensation includes equity awards, including any Awards issued under this Plan, the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles and any other compensation (including without limitation any cash retainers or fees). Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11(a).

    (b) Dividends and Other Distributions. No dividends or other distributions shall be paid with respect to any Shares underlying any unvested portion of an Award.

12. Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or Applicable Laws require otherwise, vesting of Awards will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the Participant's employer or (ii) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed 3 months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or the Participant's employer is not so guaranteed, then 6 months following the 1st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13. Transferability of Awards.

    (a) General Rule. Unless determined otherwise by the Administrator, or otherwise required by Applicable Laws, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, the Award will be limited by any additional terms and conditions imposed by the Administrator. Any unauthorized transfer of an Award will be void.

    (b) Domestic Relations Orders. If approved by the Administrator, an Award may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). An Incentive Stock Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

    (c) Limited Transfers for the Benefit of Family Members. The Administrator may permit an Award or Share issued under this Plan to be assigned or transferred subject to the applicable limitations, set forth in the General Instructions to Form S-8 Registration Statement under the Securities Act, if applicable, and any other Applicable Laws. For the avoidance of doubt, during the lifetime of the Participant, no Award may be assigned or transferred to a third-party financial institution.

    (d) Permitted Transferees. Any individual or entity to whom an Award is transferred will be subject to all of the terms and conditions applicable to the Participant who transferred the Award, including the terms and conditions in this Plan and the Award Agreement. If an Award is unvested, then the service of the Participant will continue to determine whether the Award will vest and when it will terminate.

14. Adjustments; Dissolution or Liquidation; Merger or Change in Control; Death.

    (a) Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b) Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that each Award be assumed or an equivalent option or right substituted by the successor corporation or its Parent. The Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d) Outside Director Awards. With respect to Awards granted to Outside Directors for their service as Outside Directors, in the event of a Change in Control, such Participants will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Awards, including those Shares which would not be vested or exercisable, all restrictions on such Participants' Restricted Stock and Restricted Stock Units will lapse, and, with respect to such Participants' Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreements or other written agreements between the Participants and the Company or any of its Subsidiaries or Parents, as applicable.

15. Tax Matters.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any withholding obligations for Tax-Related Items are due, the Company (or any of its Subsidiaries, Parents or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy any Tax-Related Items required to be withheld with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding obligation for Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount) if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount), in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) to cover the amount of the withholding obligation for Tax-Related Items, (v) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, (vi) any other method of withholding determined by the Administrator, or (vii) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable in a Participant's jurisdiction with respect to the Award on the date that the amount of Tax-Related Items to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the amount of Tax-Related Items to be withheld is calculated.

(c) Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16. Miscellaneous.

(a) Stockholder Approval and Term of Plan. The Plan will become effective upon its approval by the Company's stockholders within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. The Plan will continue in effect until terminated earlier under Section 17 of the Plan, but no Incentive Stock Options may be granted after 10 years from the date the Plan is adopted by the Board.

(b) Legal Compliance. Shares will not be issued pursuant an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(c) Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

(d) Inability to Obtain Authority. If the Company determines it to be impossible or impracticable to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

(e) No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

(f) Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award and any other compensation paid or payable to a Participant (including, but not limited to, equity awards issued outside of this Plan) (such compensation, "Other Compensation") will be subject to the Company's clawback policy in effect as of the adoption of this Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Clawback Policy"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award or Other Compensation and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this subsection (f) specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Parent or Subsidiary.

17. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Consent of Participants Generally Required. Subject to Section 17(d) below, no amendment, alteration, suspension or termination of the Plan or an Award under it will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it regarding Awards granted under the Plan prior to such termination.

(d) Exceptions to Consent Requirement.

(i) A Participant's rights will not be deemed to have been impaired by any amendment, alteration, suspension or termination if the Administrator, in its sole discretion, determines that the amendment, alteration, suspension or termination taken as a whole, does not materially impair the Participant's rights, and

(ii) Subject to the limitations of Applicable Laws, if any, the Administrator may amend the terms of any one or more Awards without the affected Participant's consent even if it does materially impair the Participant's right if such amendment is done

(1) in a manner expressly permitted under the Plan;

(2) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(3) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award only because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(4) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A; or

(5) to comply with other Applicable Laws.

BOARD OF DIRECTORS

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Lee Klarich
Chief Product and Technology Officer and Director

Aparna Bawa
Chief Operating Officer
Zoom Video Communications, Inc.

John M. Donovan
Former Chief Executive Officer
AT&T Communications

Carl Eschenbach
Chief Executive Officer, Workday, Inc.

James J. Goetz
Partner, Sequoia Capital

Ralph Hamers
Former Chief Executive Officer of UBS Group AB

Rt Hon Sir John Key
Former Prime Minister of New Zealand

Mary Pat McCarthy
Former Vice Chair, KPMG LLP

Helle Thorning-Schmidt
Former Prime Minister of Denmark

Lorraine Twohill
Chief Marketing Officer, Google

CORPORATE EXECUTIVES

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Dipak Golechha
Chief Financial Officer

William "BJ" Jenkins
President

Lee Klarich
Chief Product and Technology Officer and
Director

CORPORATE HEADQUARTERS

Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, California 95054
T: (408) 753-4000

www.paloaltonetworks.com

VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

Tuesday, December 9, 2025 at 11:00 a.m. PST
www.virtualshareholdermeeting.com/PANW2025

paloalto NETWORKS

3000 Tannery Way
Santa Clara, CA 95054

Main: +1.408.753.4000

Sales: +1.866.320.4788

Support: +1.866.898.9087

www.paloaltonetworks.com